As filed with the Securities and Exchange Commission on August 14, 2006

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST LOOK STUDIOS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7822 (Primary Standard Industrial Classification Code Number)	13-3751702 (I.R.S. Employer Identification Number)

8000 Sunset Blvd.
Los Angeles, California 90046
(323) 337-1000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Henry Winterstern
Chief Executive Officer
First Look Studios, Inc.
8000 Sunset Blvd.
Los Angeles, California 90046
(323) 337-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Shore, Esq. First Look Studios, Inc. 8000 Sunset Blvd. Los Angeles, California 90046 (323) 337-1000 Facsimile: (323) 337-1494	Schuyler M. Moore Stroock & Stroock & Lavan LLP 2029 Century Park East Los Angeles, CA 90067-3086 (310) 556-5800 Facsimile: (310) 556-5959	Martin Neidell Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038-4982 (212) 806-5836 Facsimile: (212) 806-7836

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount of Shares to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	93,518,189 (1)	$88,866,647.19 (2)	$9,508.73

(1)    This amount of shares to be registered consists (i) of 40,042,458 shares of common stock issued and outstanding, (ii) up to 42,594,594 shares of common stock issuable upon the conversion of 10 % convertible debentures held by certain selling securityholders and (iii) 10,881,137 shares of common stock issuable upon the exercise of warrants held by certain selling securityholders.

(2)    Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Subject to Completion, Dated August 14, 2006

PROSPECTUS

93,518,189 Shares

FIRST LOOK STUDIOS, INC.

Common Stock

          This prospectus relates to the offer and sale from time to time by the selling securityholders identified in this prospectus of up to an aggregate of 93,518,189 shares of our common stock. We will not receive any of the proceeds from the sale of our shares being sold by the selling securityholders.

          Our common stock is being registered to permit the selling securityholders to sell the securities from time to time to the public. The selling securityholders may sell the common stock through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution." We do not know when or in what amounts a selling securityholder may offer securities for sale. The selling securityholders may sell any, all or none of the common stock offered by this prospectus.

          Our common stock is quoted on the Pink Sheets under the symbol "FRST.PK". There has otherwise been no public market for our common stock and there can be no assurance that any such market will develop. The last reported sale price of our common stock on August 11, 2006 was $0.80 per share.

           Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 to read about factors you should consider before buying the shares of common stock.

_________________

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is ____________________, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX OF FINANCIAL STATEMENTS	1 6 19 19 19 19 20 22 25 41 59 68 71 74 77 79 79 79 F-1

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

           As used in this prospectus, except as the context otherwise requires, the terms "company," "we," "our," "ours," and "us" refer to First Look Studios, Inc. and its subsidiaries, collectively and individually as appropriate from the context. The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

The Company

          We acquire, produce, distribute and license feature films and other programs throughout the world.

          We were incorporated in the State of Delaware in December 1993 under the name "Entertainment/Media Acquisition Corporation" in order to acquire an operating business in the entertainment and media industry. We consummated our initial public offering in February 1995, and in October 1996 we merged with Overseas Filmgroup, Inc., a privately-held Delaware corporation ("Overseas Private") that had been operating since February 1980. Our company was the surviving corporation in the merger. Upon consummation of the merger, we changed our name to "Overseas Filmgroup, Inc." We operated under the name "Overseas Filmgroup, Inc." until January 2001. In January 2001, we changed our name to "First Look Media, Inc." in order to reflect the broadening of our operations beyond the licensing of distribution rights in international territories to additional areas such as U.S. theatrical and video/DVD distribution, Internet content development and television commercial production. In September 2005, we changed our name to "First Look Studios, Inc."

          Our common stock was quoted on the OTC Bulletin Board under the symbol "FRST" from January 11, 2002 until August 22, 2003, and our warrants were quoted on the OTC Bulletin Board under the symbol "FRSTW" from January 11, 2002 until February 16, 2002, the date the warrants expired. Prior to January 11, 2002, our common stock and warrants were quoted on the OTC Bulletin Board under the symbols "OSFG" and "OSFGW," respectively. Our stock was removed from the OTC Bulletin Board on August 22, 2003. Since August 25, 2003, our common stock has been quoted on the Pink Sheets under the symbol "FRST.PK". There has otherwise been no public market for our common stock and there can be no assurance that any such market will develop.

Our Business

           First Look is a diversified independent distributor and producer of motion pictures and other specialty programming. During the past three years, in the U.S., we have released an average of 5 motion pictures theatrically, 25 motion pictures on video and DVD and have licensed approximately 15 films to U.S. broadcasters which had not previously been released or licensed. We have also licensed distribution rights in international markets with respect to an average of 10 new motion pictures each year. We have accumulated a library of distribution rights, sales agency rights, and copyrights to over 700 motion pictures and have rights to distribute or sell approximately 1,600 other specialty titles.

        Theatrical Distribution

           During 2005, we released (or arranged the release of) 7 films in the U.S. theatrical market. We anticipate releasing 4 or 5 films theatrically in 2006 and 8 to 10 films in 2007. We believe that there is significant opportunity in the U.S. theatrical distribution market for an independent distributor.

           Home Video/DVD Distribution

          Much of the revenue generated in the filmed entertainment marketplace today is generated in various forms of "home video," which includes the rental, purchase and online subscription of videocassettes and, today, primarily DVDs. Theatrical distribution exposure and performance is a significant driver of home video revenues for a feature film.

          We distribute DVDs and videocassettes of our motion pictures and specialty programs through rental and retail providers. In addition to the films we release theatrically each year, we distribute on a direct-to-video basis approximately 30-40 motion pictures and, with our recent acquisition of Capital Entertainment, Inc. and assets of DEJ Productions, Inc. and Ventura Distribution, Inc., we expect to release many additional specialty programs each year.

          Our company began primarily as a "foreign sales company," licensing international rights of independent films to local distributors around the world. In 1999, we expanded into the home video distribution business and in 2005, this operation accounted for approximately 66% of our total revenues. We have released approximately 215 films on video and DVD since we began this operation and many of the films we release on video and DVD are "straight-to-video" releases, meaning the film's first medium (or "Window") of exploitation is on video and DVD.

          In 2005, we generated approximately $32.5 million in home video and DVD distribution revenues and had 45 new releases along with catalog sales. We believe there is opportunity to significantly expand this operation.

           Revenues from our home video activities have increased from $9.7 million in 2003, to $16.9 million in 2004 and $32.5 million in 2005 and for the first three months of 2006 our revenues from home video were $15.8 million. Effective January 1, 2005, in addition to distributing our own products on video and DVD, we operated under a distribution arrangement with DEJ Productions, Inc. (then, a subsidiary of Blockbuster) which provided for us to market and sell up to 24 motion pictures on video and DVD to non-Blockbuster retailers and other rental locations. In addition to increasing our revenues with respect to home video, we have taken multiple steps to further enhance and strengthen our position in the home video market. For example, in November 2005 we acquired assets of DEJ Productions, Inc., significantly expanding our library of U.S. video, DVD and television rights (approximately 225 titles). Further, in March 2006 we acquired the assets of Ventura Distribution, Inc., expanding our position with respect to specialty title video and DVD distribution. Please see "Business—Our Company—Recent Developments" below.

          We directly distribute to the rental market through Blockbuster, Hollywood Video, Movie Gallery and others as well as sell to mass merchants including Wal-Mart, Best Buy, Target and K-Mart. Our DVDs are also available through Netflix and other on-line subscription services.

           Licensing

          We license international distribution rights directly to various broadcasters including pay television services (HBO, Showtime and Encore), pay-per-view services (through Warner Bros. and other cable systems, On Demand and Direct TV), basic cable services, (USA, Sci-Fi, Spike, Turner, Lifetime, Oxygen, Bravo and the Independent Film Channel and others), and beginning in 2006, licensing to individual broadcast stations (such as the ABC affiliate in New York City) and station groups (such as Tribune, Fox and CBS) in exchange for cash license fees and "barter" in the form of advertising time.

           Additionally, we also license distribution rights internationally in various media such as theatrical, video/DVD, pay television, free television, satellite and other rights to local territorial distributors on either an individual rights basis or grouped in combinations of rights. We license these rights to distributors in international territories either on a picture-by-picture basis or occasionally pursuant to output arrangements.

          Our principal executive offices are located at 8000 Sunset Boulevard, East Penthouse, Los Angeles, California 90046, and our telephone number is (323) 337-1000.

The Offering

Common stock to be offered by selling securityholders	Up to 93,518,189 shares

Common stock outstanding	40,042,458 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling securityholders.

          Our common stock is quoted on the Pink Sheets under the symbol "FRST.PK". There has otherwise been no public market for our common stock and there can be no assurance that any such market will develop.

Risk Factors

          We urge you to carefully read the Risk Factors beginning on page 6 for a discussion of factors you should consider before purchasing any of our shares.

Market Share Data

           Except as otherwise indicated, the market share data included in this prospectus are based upon estimates by our management, using third-party sources where available. While we believe that these estimates are reasonable, they have not been independently verified. Accordingly, we cannot assure you that the market share data prepared by third party sources are accurate in all material respects.

Summary Historical Financial Data

          We have summarized below consolidated financial data derived from our annual financial statements as of December 31, 2005, 2004 and 2003, which have been audited by independent registered public accountants, BDO Seidman, LLP (with respect to Financial Statements at December 31, 2005) and PricewaterhouseCoopers LLP (with respect to financial Statements at December 31, 2004 and December 31, 2003), and our unaudited financial statements as of March 31, 2006 and 2005 that are included in this prospectus. The report of PricewaterhouseCoopers LLP in 2004 and 2003 included an explanatory paragraph regarding the Company's ability to continue as a going concern.

          The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes beginning on page F-1 of this prospectus.

Consolidated Balance Sheet Data

	Year Ended December 31,		Three Months Ended March 31,
				(unaudited)
	2005	2004	2003	2006	2005
	(in thousands except per share data)
Assets
Cash and cash equivalents	7,517	$ 1,441	$ 1,280	$ 3,686	1,769
Film costs, net of accumulated
amortization	32,333	18,347	16,927	44,813	19,009

Total assets	68,779	$ 32,513	$ 28,576	93,308	34,978
Liabilities and Shareholders' Deficit
Notes payable	40,550	14,212	11,500	55,819	13,917
Total liabilities	83,435	34,865	29,063	111,554	36,903

Total shareholders' deficit	(14,656)	(2,352)	(487)	(22,246)	(1,925)

Consolidated Statement of Operations Data

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands except per share data)
Revenues	$ 49,589	$ 29,331	$ 28,087	$ 18,603	$ 10,639
Total expenses	67,683	30,266	30,049	19,822	9,938
Loss from operations	(18,094)	(935)	(1,962)	(1,219)	701
Total other expense	(1,666)	(830)	(1,062)	(6,481)	(246)
(loss) income before income taxes	(19,760)	(1,765)	(3,024)	(7,700)	455
Net (loss) income	$ (19,850)	$ (1,865)	$ (3,146)	$ (7,726)	$ 427

Basic and diluted loss per share	(1.07)	(0.13)	(0.22)	(0.31)	$ 0.03

Weighted average number of common
shares outstanding	18,600,595	14,539,573	14,539,573	24,705,991	14,539,753

RISK FACTORS

          You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

We have had significant losses and we may not be profitable in the future.

          For the quarter ended March 31, 2006 and the years ended December 31, 2005 and December 31, 2004, we had operating losses of $1.2 million, $18.1 million and $935,000, respectively.

          Operating cash flows are dependent upon our ability to draw down on our revolving credit facility from Merrill Lynch. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

Virtually all of our assets are pledged to secure our obligations under our credit facility with Merrill Lynch Commercial Financing Corp.

          On June 15, 2006, in connection with obtaining an $80 million revolving credit facility from Merrill Lynch Commercial Financing Corp., as agent and lender, we transferred our rights, title and interest in and to substantially all of our media assets, including the film, DVD and television assets currently owned by us and our affiliates to First Look SPV LLC, a wholly owned subsidiary of our company. To secure the obligations under the Merrill facility, First Look SPV granted a security interest in all of its assets, and thus substantially all of our media assets, to Merrill Lynch. If First Look SPV defaults on its obligations under the Merrill facility, and is unable to obtain a waiver, Merrill Lynch will have the right to satisfy First Look SPV's obligations through the liquidation of these media assets. If this occurs, we may not be able to continue our business operations. Further, applicable state law and contractual restrictions, including restrictions in the Merrill facility, prohibit payment of dividends or distributions to holders of our securities in various circumstances.

We may not be able to obtain additional or adequate funding to make investments to grow our company which could adversely affect our business.

          Our ability to grow our company through acquisitions, business combinations and joint ventures, to maintain and expand our development, production and distribution of motion pictures and other media programs and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

We are subject to significant risks associated with our acquisitions and joint ventures which could adversely affect our business.

          We have made or entered into, and will continue to pursue, various acquisitions, business combinations and joint ventures, such as our merger with Capital Entertainment, Inc. and our recent acquisitions of the net assets of DEJ Productions, Inc. and the net assets of Ventura Distribution, Inc., that we believe will complement or expand our business. We may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

•	dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	development write-offs; and

•	other acquisition-related expenses.

          Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to integrate effectively any business that we acquire or have acquired or with which we combine or have combined which could adversely affect our business.

          We could face challenges in consolidating functions and integrating procedures, information technology and accounting systems, personnel and operations in a timely and efficient manner. Additionally, we may have difficulty managing the combined entity in the short term if we experience a significant loss of management personnel during the transition period after the significant acquisition. If any such integration is unsuccessful, or if the integration takes longer than anticipated, there could be a material adverse effect on our business, results of operations and financial condition.

Claims against us relating to our recent acquisitions or any future acquisition or business combination may necessitate our seeking claims against the seller for which we may not be entitled to indemnification, the seller may not indemnify us or that may exceed the seller's indemnification obligations which could adversely affect our financial condition or business.

           There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence investigation. Additionally, we may have limited indemnification from third parties relative to any claims. Due to the nature of our business and pursuant to the terms of our recent acquisitions and mergers, we often obtain limited or no indemnification obligations from sellers under the applicable acquisition or merger agreements. For example, we have no right to indemnification for claims in connection with our acquisitions of DEJ Productions, Inc. and Ventura Distribution, Inc. The indemnification obligations that we do obtain are generally subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as, time limitations. We cannot assure you that our right to indemnification from any seller, if any, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, results of operations and financial condition.

We anticipate that our acquisition, production, distribution and marketing costs will continue to be significant.

          For 2003, 2004 and 2005, we estimate the average direct negative costs of motion pictures that we have distributed were approximately $3.1 million, $2.7 million and $2.8 million, respectively. Direct negative costs include production costs of acquiring or developing the screenplay, the compensation of creative and other production personnel, film studio and location rentals, equipment rentals, film stock and other costs incurred in principal photography, as well as post production costs such as the creation of special effects and music. For 2003, 2004 and 2005, the average print and advertising costs for theatrical release of motion pictures distributed by First Look Pictures were approximately $2.0 million, $1.9 million and $891,000, respectively. Although historically we generally did not provide all of the financing for the negative cost, or print and advertising cost, we expect that a greater portion of these costs will be funded by our company going forward.

          In the future, we will acquire, produce and/or distribute motion pictures with substantial direct negative costs and marketing costs. These costs will continue to be significant and we expect that they will exceed the average direct negative and marketing costs of the films that we have historically distributed.

We have a substantially new senior management team, and if they are unable to work effectively together, our business may be harmed.

          Most of our current management team and key senior personnel were hired during 2005 and 2006. Accordingly, the team has only been working together for a short period of time and has no proven track record as a team. Because many of our executive officers and key personnel are new, and we also expect to continue to add additional key senior personnel in the foreseeable future, there is a risk that our management team will be unable to work together effectively. If our management team is unable to effectively work together, our operations could be disrupted and our business harmed.

Our operations could be hurt if we lost the services of certain of our personnel.

           Henry Winterstern serves as our co-chairman of the board and chief executive officer. Virtually all decisions concerning the conduct of our business, including the motion picture properties and rights that we acquire and the arrangements that we make for our distribution, production and financing of motion pictures, are made or are significantly influenced by Mr. Winterstern. The loss of any of his services for any reason could have a material adverse effect on our business, operations and future prospects. In addition, the departure of Mr. Winterstern could, under certain circumstances, lead to an Event of Default under our revolving credit facility with Merrill Lynch.

Our success depends on external factors in the motion picture and television industry.

           Operating in the motion picture and television industry is risk intensive. Our success depends on the commercial success of motion pictures and television programs, which is unpredictable. Each motion picture and television program is a unique work, and it is impossible to forecast audience acceptance of such works, which primarily determines the commercial success of each work. The popularity of the motion pictures or programs we produce or distribute depends on many factors, including reaction from media critics, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of our motion pictures or television programs we distribute on video and DVD also depends upon the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. Additionally, many of the organizations with which we compete have significantly greater financial and other resources than we do. We cannot predict with certainty the future effects of these factors, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

          In addition, because a motion picture's or television program's performance in ancillary markets such as home video and pay and free television, is often directly related to its box office performance or television ratings poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our motion pictures will obtain favorable reviews or that our motion pictures will perform well at the box office or in ancillary markets or that the television programs we distribute on video and DVD, or that we acquire for future release on video and DVD will enjoy significant commercial or rating success. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our receipt of minimum guarantees does not eliminate the risks we face when we license distribution rights.

          We often receive a minimum guarantee for licensing distribution rights to sub-distributors, typically with respect to international rights. However, these minimum guarantees do not assure the profitability of our motion pictures or our operations. Additional revenues may be necessary from distribution of a motion picture in order for us to recover any investment in excess of the aggregate minimum guarantees, pay for distribution costs, continue acquisition and development of other motion pictures, and cover general overhead. Licensing distribution rights to sub-distributors in exchange for minimum guarantees may also result in us receiving lower revenues with respect to highly successful films.

We may not be able to achieve our acquisition and distribution goals which could adversely impact our financial condition.

          We currently intend to acquire rights to and distribute approximately 30 to 50 films per year through our video/DVD operation, approximately 8 to 12 films per year through our theatrical distribution operation and 10 to 15 films per year through our international sales operation (some films will be released by two or three operating divisions). Alone or in conjunction with others, we currently intend to fund production costs or pay for certain distribution rights or to provide minimum guarantees to secure rights in approximately 25 of these films. We may not meet these goals, and the number of films that we acquire, distribute or finance may not meet these estimated ranges. Additionally, we currently have rights to sell and distribute approximately 1,600 specialty video and DVD titles. Our current goals are to generate, refine and expand upon our current group of specialty title offerings and suppliers with a view to significant revenue expansion in this area.

Our theatrical distribution operation (First Look Pictures) faces its own particular risks, which could negatively impact our operations and financial condition.

          Our domestic theatrical distribution activities, which are conducted through our First Look Pictures division, face numerous challenges and risks, including:

• Significant marketing and distribution expenditures may be needed to create public awareness of a particular film and there can be no assurance that the expenditure of such monies will result in sufficient theatrical or ancillary market success to cover these costs.

• The success of a domestic theatrical release can be affected by a number of factors outside of our control, including audience and critical acceptance, the success of competing films in release, awards won by First Look Pictures' releases or that of its competition, inclement weather, and competing televised events, such as sporting and news events.

• Payment to First Look Pictures by national theater chains in the United States is typically made on the close of the engagement in all the chain's theaters. Since First Look Pictures typically releases its films on a more limited basis than a distributor of nationwide releases and since First Look Pictures' releases can have extended runs, theater chains often do not pay us until three to six months or longer, from the initial release.

• First Look Pictures' releases are exhibited by a substantial number of independent theater owners for which it can be comparatively more difficult to monitor and enforce timely payment than with respect to national theater chains.

Our quarterly results fluctuate significantly which could adversely impact the price of our common stock.

          Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter depending in large part on the number of motion pictures for which we acquire distribution rights and actually distribute and the amount of revenues recognized and production costs incurred and amortized during the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful, and quarterly results during the course of any year may not be indicative of results expected for the entire year.

          The production and marketing of theatrical films requires substantial capital, and the costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, making it more difficult to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue.

Risks Relating to Our Industries

Because the motion picture industry is highly speculative and inherently risky, some or all of the motion pictures that we release, distribute, license, acquire or produce may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

          The motion picture industry is highly speculative and inherently risky. We cannot assure you that any motion picture we release, distribute, license, acquire or produce will be successful since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred.

          A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures or other programs that we release, distribute, license, acquire or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized. Additionally, forecasting film revenue and associated gross profits from our films prior to release is extremely difficult and may result in significant write-offs.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

          We engage in domestic theatrical distribution through our First Look Pictures division. Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to between 10 and 15 films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures and art-house films, there is intense competition for screen availability for these films as well. The number of motion pictures released theatrically in the United States also has increased in recent years, which has increased competition for exhibition outlets and audiences.

We face numerous risks in our international licensing activities.

          We derive revenues from licensing distribution rights in territories outside the United States. Our financial results and results of operations could be negatively affected by the risks inherent in international trade, many of which are beyond our control. These risks include:

• laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

• differing cultural tastes and attitudes, including varied censorship laws;

• differing degrees of protection for intellectual property;

• motion picture piracy;

• financial instability and increased market concentration of buyers in foreign television markets including in European pay television markets;

• the instability of foreign economies and governments;

• changes in foreign currency exchange rates and currency controls;

• trade protection measures;

• longer accounts receivable collection patterns;

• changes in regional or worldwide economic or political conditions;

• war and acts of terrorism; or

• natural disasters.

           Because our contracts are typically denominated in U.S. dollars, advances and minimum guarantees of license fees payable to us by foreign distributors, and advances and minimum guarantees that we pay to foreign producers in connection with the acquisition of distribution rights, generally are unaffected by exchange rate fluctuations. However, to the extent our agreements with foreign sub-distributors require them to pay us a percentage of revenues in excess of any advance or minimum guarantee, fluctuations in the currencies in which these revenues are received by the sub-distributor may affect the amount of U.S. dollars that we receive in excess of any minimum guarantee. Exchange rate fluctuations also could affect the ability of sub-distributors to pay agreed minimum guarantees or to bid for and acquire rights to motion pictures that we distribute. Although exchange rate fluctuations generally have not had a material effect on our results of operations in the past, we cannot assure you that these fluctuations will not have a material impact on our future results of operations.

Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

           Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse effect on our business because these products reduce the revenue we receive from our legitimate products.

           Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or on the motion picture industry.

          The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments, including developments in DVD formats, such as HI-DEF and Blue Ray, and digital delivery. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or availability of alternative forms of entertainment may have on the potential revenue from and profitability of our films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, while we have benefited from the rapid growth in the DVD market, we cannot assure that such growth will continue, or that other developing distribution channels, such as video-on-demand, will be accepted by the public or that, if they are accepted by the public, we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition would be materially adversely affected.

Third-party technology licenses may not continue to be available to us in the future.

          In addition to our proprietary technology, we also rely on certain technology that we license from third-parties, including software that we use with our proprietary software. We cannot provide any assurances that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses, or our inability to complete a given film, could result in delays in film releases until equivalent technology could be identified, licensed and integrated. Any such delays or failures in film releases could materially adversely affect our business, financial condition or results of operations.

We face substantial capital requirements and financial risks.

          Our business requires a substantial investment of capital. The acquisition and distribution of motion pictures and other media programs require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from or government contributions to our films or programs. This time lapse requires us to fund a significant portion of our capital requirements from our credit facility and from other financing sources. Although we intend to continue to reduce the risks of our production exposure through pre-sales to distributors, we cannot assure you that we will continue to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films or programs. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

          In addition, if a film's production or distribution incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations and financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in performance, and thus the overall financial success of such film. Budget overruns could also prevent a film from being completed or released. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our business involves risks of liability claims for media content, which could adversely affect our business, results of operations and financial condition.

          As a distributor of media content, we may face potential liability for:

• defamation;

• invasion of privacy;

• violation of someone's right of publicity;

• negligence;

• violations under the Digital Millennium Copyright Act;

• copyright or trademark infringement; and

• other claims based on the nature and content of the materials distributed.

           These types of claims have been brought, sometimes successfully, against producers and distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Under the Digital Millennium Copyright Act, film distributors, such as First Look, are deemed to assume the obligation to pay guild residuals even in the absence of an express assumption by them. This provision will require First Look to pay residuals in amounts that it may not have contemplated when it acquires a particular film or film library.

Our products are subject to returns.

          In the past, significant amounts of products (primarily DVD units) have been returned to us if they have not sold in accordance with the distributors or retailers expectations or if we have newer versions of the products available. We expect that they will continue to do so in the future and anticipate a certain level of returns, accounting for such when recognizing revenue based upon our historic return rates and estimates of returns based upon new product introduction. If product returns experienced in distribution are significantly greater than we anticipate, it will negatively impact our business, results of operations and financial condition and distribution.

There is a risk that the rate at which our inventory becomes obsolete will exceed our estimated allowances.

          Our estimated allowances for obsolete or unmarketable inventory are based upon management's understanding of market conditions and forecasts of future product demand, all of which are subject to change. If the actual amount of obsolete or unmarketable inventory significantly exceeds our estimated allowances, it could have a material adverse effect upon our business, results of operations and financial condition.

We could be adversely affected by strikes and other union activity.

           hile we are not party to collective bargaining agreements, a strike by one or more of the unions that provide personnel essential to the production of our feature films could delay or halt our ongoing production and acquisition activities. Such a halt or delay, depending on the length of time involved, could cause the delay of the release date of our feature films and thereby could adversely affect the revenue that the film generates.

Risks Related to Our Ownership Structure

A small number of stockholders owns a significant number of our shares and will exercise significant influence on us, and they may pursue policies with which you disagree.

           Ownership of a substantial number of shares of our common stock is concentrated among several stockholders, described below. Sales of or offers to sell a substantial number of shares of common stock, or the perception by investors, investment professionals and securities analysts of the possibility of such sales, could adversely affect the market for and price of the common stock.

           Currently, Henry Winterstern, our chief executive officer, PFLM, LLC and its affiliates and Rosemary Street Productions LLC, whom we refer to collectively as the "Major Stockholders," beneficially own approximately 79% of our common stock on a fully-diluted, as converted basis. PFLM alone owns approximately 59% of our common stock on the same basis, giving it effective control of the company. We do not know how many shares of our common stock, if any, the Major Stockholders will sell in this offering. As a result, the Major Stockholders will continue to have significant influence in electing our directors, appointing new management and approving any action requiring the approval of our stockholders, including any amendment to our certificate of incorporation, mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Our issuance of preferred stock could diminish the value of your common stock.

          Our restated certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock (or any remaining outstanding warrants). The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company, which could have the effect of discouraging bids for our company and, thereby, preventing stockholders from receiving the maximum value for their shares.

Future sales of common stock may affect the market price of our common stock.

           Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for stockholders to sell common stock at a time and price which they deem appropriate. We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock.

We do not expect that an active public market for our common stock will exist after this offering.

          We cannot assure you that an active public trading market for our common stock will develop or be sustained. Although our common stock is quoted on the Pink Sheets, as of the date of this prospectus, the number of holders of our common stock and our market capitalization were insufficient to meet the requirements to list our stock on any national and/or regional securities exchange or inter-dealer quotation service. We cannot accurately predict how long it will take us to meet the listing exchange criteria, if ever, nor can we assure you that our listing application will be accepted.

We do not expect to pay any dividends on our common stock in the foreseeable future.

           Covenants in the documents governing our indebtedness limit our ability to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. The price of our common stock may be volatile.

           Regardless of where our common stock is traded, the price of our stock may be volatile based on a number of factors, including:

• our common stock has not previously been publicly traded on a stock exchange or national association;

• the number of shares to be publicly traded after this offering;

• our operating performance and the performance of other companies in our industry;

• changes in earnings estimates or recommendations by securities analysts;

• a shortfall in revenues or earnings compared to securities analysts' expectations;

• news announcements relating to us, our industry or our competitors;

• general conditions in our industry or the worldwide economy;

• terrorist activities or an outbreak of war or hostilities;

• actions of our current stockholders;

• announcements of new acquisitions or development projects by us; and

• other developments affecting us, our industry or our competitors.

          The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Certain provisions of our charter and by-laws, as well as Delaware law, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

          The anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the right of Henry Winterstern, for so long as he serves as our chief executive officer, or, if he is no longer our chief executive officer, PFLM, for so long as PFLM owns at least 10% of our outstanding common stock on an as converted basis, to designate for nomination three members for our board pursuant to a stockholders agreement;

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the absence of cumulative voting in the election of directors;

•	limitations on who may call special meetings of stockholders; and

•	advance notice requirements for stockholder proposals.

FORWARD-LOOKING STATEMENTS

           Certain statements in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the shares by the selling securityholders. All proceeds from the sale of the shares will be solely for the accounts of the securityholders.

DIVIDEND POLICY

          We have not paid cash dividends on our common stock and we presently intend to retain future earnings to finance the expansion and development of our business and not pay dividends on our common stock. Any determination to pay cash dividends in the future would be at the discretion of the board of directors and would be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the board of directors. In addition, certain covenants in our credit facility with Merrill Lynch substantially restrict payment of cash dividends.

MARKET PRICE OF COMMON STOCK

          Our common stock has been quoted on the Pink Sheets under the symbol "FRST.PK" since 2003. There is no other public market for our common stock. The following sets forth for the periods indicated the high and low sale price of our common stock on the Pink Sheets.

	High	Low
2004
First Quarter	$0.65	$0.10
Second Quarter	0.75	0.30
Third Quarter	0.70	0.51
Fourth Quarter	0.70	0.35
2005
First Quarter	$0.85	$0.30
Second Quarter	0.73	0.20
Third Quarter	0.72	0.25
Fourth Quarter	0.65	0.17
2006
First Quarter	$1.45	$0.26
Second Quarter	1.45	0.66
Third Quarter (ending August 11, 2006)	0.85	0.70

          On August 11, 2006, the last quoted price per share of our common stock traded on the Pink Sheets was $0.80. As of July 25, 2006, we had less than one hundred stockholders of record. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

CAPITALIZATION

          The following table sets forth our consolidated capitalization as of March 31, 2006. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes and our financial statements appearing elsewhere in this prospectus.

March 31, 2006 (unaudited)
Debt:
Bridge Loan	$ 17,000,000
Convertible Note	20,000,000
Convertible Debentures	23,640,000
Note Discount	(4,821,000)

Total Debt	55,819,000
Stockholder's deficit:
Common stock, $.001 par value, 100,000,000 shares
authorized; 25,174,880 shares issued at March 31, 2006
and 25,129,880 shares outstanding at March 31, 2006	25,000
Additional paid in capital	44,329,000
Accumulated deficit	(65,513,000)
Treasury stock at costs, 45,000	(87,000)

Total stockholders' deficit	(22,264,000)

Total capitalization	$ 33,573,000

SELECTED FINANCIAL DATA

           The following selected consolidated financial data for the three years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The consolidated financial statements for the year ended December 31, 2005 have been audited by BDO Seidman LLP, independent registered public accounting firm. The consolidated financial statements for the years ended December 31, 2004 and 2003 have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The report of PricewaterhouseCoopers LLP in 2004 and 2003 included an explanatory paragraph regarding the Company's ability to continue as a going concern. The financial data for the three months ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006, have been derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our consolidated financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2006 and 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and notes thereto included in this prospectus.

FIRST LOOK STUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,					Three Months Ended March 31,
	2005	2004	2003	2002	2001	2006	2005
	(in thousands except per share data)					(unaudited)

Cash and cash equivalents	$ 7,517	$ 1,441	1,280	713	1,673	$ 3,686	$ 1,769
Accounts receivable, net of allowance	26,315	12,067	9,415	14,545	23,668	40,889	13,664
Film costs, net of accumulated
amortization	32,333	18,347	16,927	23,198	18,304	44,813	19,009
Other assets	2,614	658	954	3,466	1,826	3,920	536

Total assets	$ 68,779	$ 32,513	28,576	41,922	45,471	$ 93,308	34,978

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Accounts payable and accrued expenses	$ 9,660	$ 2,281	1,460	1,716	1,943	$ 16,794	2,626
Payable to producers and participants	31,830	16,188	15,038	16,084	21,987	41,507	18,477
Notes payable	40,550	14,212	11,500	20,254	14,680	55,819	13,917
Deferred revenue	1,395	2,184	1,065	1,209	810	1,434	1,883

Total liabilities	83,435	34,865	29,063	39,263	39,420	115,554	36,903

Shareholders' equity (deficit):
Preferred stock
Common stock	25	15	15	15	12	25	15
Additional paid-in capital	44,193	36,657	36,657	36,657	30,674	44,329	36,657
Accumulated deficit	(58,787)	(38,937)	(37,072)	(33,926)	(24,548)	(66,513)	(38,510)
Treasury stock at cost, 45,000 shares	(87)	(87)	(87)	(87)	(87)	(87)	(87)

Total shareholders' (deficit) equity	(14,656)	(2,352)	(487)	2,659	6,051	(22,246)	(1,925)

Total liabilities and shareholders'
equity (deficit)	$ 68,779	$ 32,513	28,576	41,922	45,471	$ 93,308	34,978

FIRST LOOK STUDIOS, INC.

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended December 31,					Three Months Ended March 31,
	2005	2004	2003	2002	2001	2006	2005
	(in thousands except per share data)					(unaudited)	(unaudited)
Revenues	$ 49,589	$ 29,331	$ 28,087	$ 26,699	$ 35,144	$ 18,603	$ 10,639
Expenses:
Film costs	45,683	16,871	17,679	19,779	24,258	11,062	5,929
Distribution and marketing	11,344	7,512	6,685	7,541	7,101	3,299	1,751
Selling, general and administrative	10,656	5,883	5,685	7,928	6,947	5,461	2,258

Total expenses	67,683	30,266	30,049	35,248	38,306	19,822	9,938

Loss from operations	(18,094)	(935)	(1,962)	(8,549)	(3,162)	(1,219)	701

Other income (expense):
Interest income	83	27	36	144	76	29	5
Interest expense	(2,157)	(993)	(1,187)	(1,118)	(1,137)	(6,532)	(394)
Other income	408	136	89	236	431	22	143

Total other expense	(1,666)	(830)	(1,062)	(738)	(630)	(6,481)	(246)

(Loss) income before income taxes	(19,760)	(1,765)	(3,024)	(9,278)	(3,792)	(7,700)	455
Income tax provision	90	100	122	91	62	26	28

Net (loss) income	$ (19,850)	$ (1,865)	$ (3,146)	$ (9,378)	$ (3,854)	$ (7,726)	$ 427
Basic and diluted loss per share	(1.07)	(0.13)	(0.22)	$ (0.71)	$ (0.38)	(0.31)	$ 0.03

Weighted average number of common
shares outstanding	18,600,595	14,539,573	14,539,573	13,270,316	10,190,688	24,705,991	14,539,753

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

           The operations of the company were established as a private company in February 1980 under the name Overseas Filmgroup, Inc. We were formed in December 1993 under the name "Entertainment/Media Acquisition Corporation" for the purpose of acquiring an operating business in the entertainment and media industry. We acquired the operations of Overseas Filmgroup, Inc. through a merger in October 1996 and we were the surviving corporation in the merger. Immediately following the merger, we changed our name to "Overseas Filmgroup, Inc." and succeeded to the operations of the private company. In January 2001, we changed our name to "First Look Media, Inc." in order to reflect the broadening of our operations beyond the licensing of distribution rights in international territories to additional areas such as U.S. theatrical and video/DVD distribution, Internet content development and television commercial production. In September 2005, we changed our name to "First Look Studios, Inc."

           Our common stock was quoted on the OTC Bulletin Board under the symbol "FRST" from January 11, 2002 until August 22, 2003, and our warrants were quoted on the OTC Bulletin Board under the symbol "FRSTW" from January 11, 2002 until February 16, 2002, the date the warrants expired. Prior to January 11, 2002, our common stock and warrants were quoted on the OTC Bulletin Board under the symbols "OSFG" and "OSFGW," respectively. Our stock was removed from the OTC Bulletin Board on August 22, 2003. Since August 25, 2003, our common stock has been quoted on the Pink Sheets under the symbol "FRST.PK". There has otherwise been no public market for our common stock and there can be no assurance that any such market will develop.

           First Look is a diversified independent distributor and producer of motion pictures and other specialty programming. During the past three years, in the U.S., we have released an average of 5 motion pictures theatrically, 25 motion pictures on video and DVD and have licensed approximately 15 films to U.S. broadcasters which had not previously been released or licensed. We have also licensed distribution rights in international markets with respect to an average of 10 new motion pictures each year. In addition, we distribute and license rights to films in our library catalogs each year. We follow what we believe is a disciplined approach to the acquisition, production and distribution of films with the goal of maximizing profitability. We attempt to balance the financial risk associated with a given motion picture against our estimate of the films potential financial results. We have accumulated a library of distribution rights, sales agency rights, and copyrights to over 700 motion pictures and have rights to distribute and sell approximately 1,600 other specialty titles including television series, compilations, fitness, Japanese anime, music concerts and other DVD products. In addition to the more traditional distribution windows and platforms, we see evolving technology and methods for delivery of entertainment as an opportunity for our company.

           Our revenues are derived primarily from the U.S. distribution and licensing of motion pictures, including the theatrical release of motion pictures, the sale of video and DVD releases, and the licensing of rights to broadcasters and other third party distributors in the U.S. and internationally.

           Our primary operating expenses include the following:

• Film costs, which include the amortization of capitalized acquisition and production costs as well as participation expense related to third party interest in the revenues generated from the motion pictures and other programming we distribute;

• Distribution and marketing, which include the duplication, replication and other physical costs of distribution as well as the costs of marketing and advertising our motion pictures and other programming; and

• Selling, general and administrative, which include compensation costs, occupancy costs and other general overhead expenses, including bad debts.

           Our financial results include the results of Capital Entertainment, Inc. from the merger date of July 29, 2005 onwards. See "--Recent Strategic Developments--Merger with Capital Entertainment, Inc." and "--Recent Strategic Developments--Acquisition of assets of DEJ Productions, Inc." below.

Recent Strategic Developments

           Merger with Capital Entertainment, Inc. On July 29, 2005, Capital Entertainment, Inc. ("Capital Entertainment") merged into First Look Media, Inc., after which we changed our name to First Look Studios, Inc. Capital Entertainment was principally owned by Henry Winterstern, who is now our chief executive officer. As part of this transaction, we paid approximately $5.1 million for the equity of Capital Entertainment in the form of 9,500,307 shares of our common stock and the issuance of an option to acquire 499,693 shares of our common stock for $0.01 each.

           Concurrent with the merger of Capital Entertainment into our company, we entered into an agreement with PFLM, LLC, an entity owned and controlled by Prentice Capital Management, LP, whereby PFLM purchased the credit facility we had established with JPMorgan Chase Bank N.A. ("JPMorgan") in 2000. See "--Liquidity and Capital Resources--Assignment of JP Morgan Credit Facility to PFLM" below. We and PFLM amended the credit facility to provide for total borrowings of $20 million on a non-revolving basis and, in addition to satisfying the total indebtedness owed to JPMorgan under the credit facility, we drew approximately $5.6 million from the amended facility with PFLM to be used for our general working capital needs.

           Acquisition of assets of DEJ Productions, Inc. On November 10, 2005, we acquired all of the stock of DEJ Productions, Inc. ("DEJ"), a wholly owned subsidiary of Blockbuster, Inc. ("Blockbuster"). Although we purchased the stock of DEJ, the substance of this acquisition was the acquisition of assets, specifically a library of distribution rights to approximately 225 motion pictures, along with related accounts receivable and our assumption of certain film related liabilities. The purchase price was $25 million. As part of the transaction we hired selected DEJ personnel and entered into a new three year revenue sharing agreement with Blockbuster.

           Funding for the DEJ acquisition came significantly from the issuance and sale of convertible debentures whereby PFLM and Highgate House Funds, Ltd. ("Highgate") invested $23.6 million into our company in exchange for debentures with a five-year term. See "--Liquidity and Capital Resources--Convertible Debentures" below. Pursuant to an Assignment Agreement, dated March 31, 2006, Highgate assigned its interests to Cornell Capital Markets, LP, whereafter, pursuant to an Assignment Agreement, dated May 31, 2006, Cornell assigned its interests to PFLM.

           Acquisition of Assets of Ventura Distribution, Inc. On March 20, 2006, we acquired the assets of Ventura Distribution, Inc. ("Ventura") for approximately $16.5 million. The assets were primarily accounts receivable and inventory, but also included a vendor managed inventory, or VMI, system, used to better maintain and manage inventory levels with certain mass merchants, including Best Buy. In addition to acquiring assets, we offered employment, on an at-will basis, to most Ventura employees for an interim transitional period and hired certain executives, including Larry Hayes, Ventura's founder, on a term basis, to work under the direction of our chief executive officer and president.

           Funding for the Ventura asset acquisition was provided by PFLM Funding, LLC through a $17 million bridge loan. See "--Liquidity and Capital Resources--Bridge Loan" below. We repaid the bridge loan in full on June 15, 2006 using proceeds from the revolving credit facility that we entered into with Merrill Lynch Commercial Finance Corp. See "--Liquidity and Capital Resources--Merrill Lynch Commercial Finance Corp. Credit Facility" below.

           Transfer of Assets from Our Company to First Look SPV LLC. On June 15, 2006, we entered into an $80 million credit facility with Merrill Lynch Commercial Finance Corp, as agent and lender. See "--Liquidity and Capital Resources--Merrill Lynch Commercial Finance Corp. Credit Facility" below. In connection with this credit facility and pursuant to a Sale and Contribution Agreement between us, as seller, and First Look SPV LLC, a wholly owned subsidiary of our company, as purchaser, dated as of June 14, 2006, we transferred to First Look SPV all of our company's right, title and interest in and to substantially all of our media assets, including the film, DVD and television assets currently owned by us and our affiliates in exchange for (a) $18.8 million of cash, (b) a subordinated demand promissory note from First Look SPV to us in the amount of $28.3 million and (c) 100% of the membership interests in First Look SPV. First Look SPV assumed all rights and responsibilities in connection with the media assets immediately upon our transfer of such assets to it. We also have agreed to transfer all of our right, title and interest in and to those film, DVD and television assets which we will acquire ownership of during the three-year period following our transfer of the media assets to First Look SPV, provided that such assets meet certain criteria. We have agreed to transfer the future acquired assets to First Look SPV on similar terms and conditions as the Media Assets.

           Hiring of Senior Management. We have recently added significantly to our senior management. Henry Winterstern, our chief executive officer, joined our company on July 29, 2005. Prior to joining our company, Mr. Winterstern was founder and principal owner of Capital Entertainment, which merged with our company that day. Prior to forming Capital Entertainment in 2003, Mr. Winterstern was affiliated with Caisse de depot, a Canadian investment company, and had been active in the entertainment financing market. Mr. Winterstern was also recently chairman of Wet Seal Inc., a young woman's retail clothing chain. In his capacity as chairman of Wet Seal Inc., Mr. Winterstern was instrumental in leading a turnaround of that company. With our company, Mr. Winterstern has been primarily responsible for orchestrating the merger of Capital Entertainment into our company, as well as the acquisitions of the assets of DEJ and the assets of Ventura, and has been the primary contact point with PFLM.

           As part of our overall strategy, we have embarked upon the expansion of our U.S. theatrical distribution operations. In this regard we hired Ruth Vitale, a seasoned executive who most recently co-headed Paramount Classic's U.S. theatrical acquisition and distribution operation. In addition, we have hired executives in the theatrical marketing and distribution areas to complement Ms. Vitale and our existing staff.

           In the areas of worldwide licensing and sales, we hired Ken Dubow, formerly with Modern Entertainment where he was president and chief executive officer. Mr. Dubow is responsible for worldwide licensing, including licensing to U.S. broadcasters. One senior member of Mr. Dubow's staff joined our company as a consequence of our acquisition of assets of DEJ. Additionally, Mr. Dubow has hired an executive experienced in licensing to individual broadcasters on both a cash and barter basis.

Recent Accounting Pronouncements

           Statement of Financial Accounting Standards No. 123R. In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) revises SFAS No. 123 and eliminates the alternative to use the intrinsic method of accounting under APB No. 25. SFAS 123(R) requires all public companies accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments to account for these types of transactions using a fair-value-based method. We currently account for share-based payments to our employees using the intrinsic value method as set forth in APB No. 25 "Accounting for Stock Issued to Employees." As such, we generally recognize no compensation cost for employee stock options. SFAS No. 123(R) eliminates the alternative to use APB No. 25's intrinsic value method of accounting. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) available to common shareholders and basic and diluted income (loss) per share. SFAS No. 123(R) permits companies to adopt its requirements using either a modified prospective method or a modified retrospective method. We have determined that we will utilize the modified prospective method. The provisions of SFAS No. 123(R) are effective for financial statements with the first interim or annual reporting period beginning after June 15, 2005. However, the SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS No. 123(R). As a result, our company adopted SFAS No. 123(R) beginning January 1, 2006. The expense for the quarter ended March 31, 2006 was $136,000.

           Statement of Financial Accounting Standards No. 154. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle (including voluntary changes). Previously, changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. We adopted this pronouncement beginning in fiscal year 2006 and it did not have a material effect on our results of operations, financial position or cash flows.

           FASB Interpretation No. 48. In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

           Revenues increased by $8 million (74.9%) to $18.6 million for the three months ended March 31, 2006 from $10.6 million for the three months ended March 31, 2005. The increase was primarily due to increased revenue from the direct distribution of motion pictures in the U.S. video/DVD market ($15.8 million for the three months ended March 31, 2006 compared to $5.8 million for the three months ended March 31, 2005) partially offset by decreased revenue from the licensing of films in domestic and international markets ($2.5 million for the three months ended March 31, 2006 compared to $4.1 million for the three months ended March 31, 2005)

           Film costs as a percentage of revenues increased slightly to 59.5% or $11.1 million for the three months ended March 31, 2006 compared to 55.7% or $6 million for the three months ended March 31, 2005. Film costs include amortization of capitalized production and acquisition costs and video and DVD duplication costs as well as current period participation cost accruals. The increase in film costs as a percentage of revenues was primarily due to higher amortization of film investments.

           Distribution and marketing expenses as a percentage of revenues increased slightly to 17.7% or $3.3 million for the three months ended March 31, 2006 compared to 16.5% or $1.8 million for the three months ended March 31, 2005. The increase was primarily due to increased marketing and distribution costs related to the direct distribution of films in the U.S. home video/DVD market.

           Selling, general and administrative expenses increased by $3.2 million (142%) to $5.5 million for the three months ended March 31, 2006 from $2.3 million for the three months ended March 31, 2005. The most significant item driving the increase in SG&A are employee related (salaries, payroll taxes and consultants).

           Net other expense increased to $6.5 million for the three months ended March 31, 2006 from $245,000 for the three months ended March 31, 2005. The increase was primarily due to increased interest expense ($6.5 million for the three months ended March 31, 2006 compared to $394,000 for the three months ended March 31, 2005) further reduced by a decrease in interest and other income ($51,000 for the three months ended March 31, 2006 compared to $148,000 for the three months ended March 31, 2005).

           As a result of the above, our company had a net loss of $7.7 million for the three months ended March 31, 2006 (reflecting foreign withholding taxes and state taxes of $26,000), compared to a net income of $427,000 (reflecting foreign withholding taxes and state taxes of $28,000) for the quarter ended March 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

           Revenues increased by $20.3 million (69.1%) to $49.6 million for the year ended December 31, 2005, compared to $29.3 million for the year ended December 31, 2004. The increase in revenues was primarily due to increased revenues from the direct distribution of video and DVD in the U.S., increased revenues relating to licensing distribution rights of films to third party distributors and broadcasters and new revenues relating to a distribution arrangement with DEJ Productions and a branded entertainment production agreement. Revenues from the direct distribution of video and DVD increased $15.7 million (93.1%) to $32.5 million for the year ended December 31, 2005, compared to $16.9 million for the year ended December 31, 2004. Revenues related to the licensing of distribution rights to third party distributors and broadcasters, primarily in the international markets increased $1.2 million (10.5%) to $12.6 million for the year ended December 31, 2005 compared to $11.4 million for the year ended December 31, 2004. Additionally, we generated $2.0 million in revenue under a distribution arrangement with DEJ Productions and $1.4 million from a branded entertainment production agreement, both were new arrangements for the year ended December 31, 2005.

           Film costs as a percentage of revenues increased to 92.1% for the year ended December 31, 2005, compared to 57.5% for the year ended December 31, 2004. Film costs, as a percentage of revenues, fluctuate from year to year based upon the specific films generating revenue and their related costs in the specific year. Additionally, as required by SOP 00-2, management evaluates expected future revenues on a film by film basis. If projected revenues are insufficient to recover capitalized costs, the films are written down to their net realizable value. During the year ended December 31, 2005, $11.1 million (or 22.7% of revenue) of capitalized film costs were written off, compared to $318,000 (or 1% of revenue) during the year ended December 31, 2004.

           Distribution and marketing costs increased to $11.3 million for the year ended December 31, 2005 compared to $7.5 million for the year ended December 31, 2004. The increase reflects increased video/DVD marketing and distribution expenses ($7.1 million for the year ended December 31, 2005 compared to $3.7 million for the year ended December 31, 2004) related to the increased number of video/DVD releases during the year ended December 31, 2005 compared to the year ended December 31, 2004 as well as increased distribution and marketing costs associated with the licensing of film rights internationally ($2.3 million for the year ended December 31, 2005, compared to $1.9 million for the year ended December 31, 2004).

           Selling, general and administrative expenses, net of amounts capitalized to film costs, increased by $4.8 million (81.1%) to $10.7 million for the year ended December 31, 2005, compared to $5.9 million for the year ended December 31, 2004. The largest increase was in the area of compensation expense which increased $2.4 million to $6.1 million for the year ended December 31, 2005 compared to $3.6 million for the year ended December 31, 2004. The increase in compensation expense related primarily to expansion related to the merger of Capital Entertainment into our company, the acquisition of assets of DEJ and additions of senior executives to our company.

           Net other expense increased by $0.8 million to $1.6 million for the year ended December 31, 2005, compared to $0.8 million for the year ended December 31, 2004. The increase in net other expense was primarily due to increased interest expense of $1.2 million from $993,000 for the year ended December 31, 2004 to $2.2 million for the year ended December 31, 2005. The increase was partially offset by an increase in miscellaneous income of $272,000 for the year ended December 31, 2005.

           As a result of the above, we had a net loss of $19.9 million (after income tax and foreign withholding tax expense of $90,000) for the year ended December 31, 2005 compared to a net loss of $1.9 million (after income tax and foreign withholding tax expense of $100,000) for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

           Revenues increased by $1.2 million (4.4%) to $29.3 million for the year ended December 31, 2004, compared to $28.1 million for the year ended December 31, 2003. The increase in revenues was primarily due to the growth of revenue in the direct distribution of video and DVD in the U.S. Revenues from the direct distribution of video and DVD in the U.S. increased $7.2 million (74.4%) to $16.9 million for the year ended December 31, 2004 compared to $9.7 million for the year ended December 31, 2003. The increase was offset by a $4.4 million (28%) decrease in revenues from the licensing of distribution rights to third party distributors, primarily in the international markets. Foreign licensing revenue for the year ended December 31, 2004 was $11.4 million compared to $15.8 million for the year ended December 31, 2003.

           Film costs as a percentage of revenues decreased to 57.5% for the year ended December 31, 2004, compared to 62.9% for the year ended December 31, 2003. The decrease was due to generally higher distribution fee rates on films generating the greatest amount of revenue during the year ended December 31, 2004, compared to the year ended December 31, 2003, which resulted in lower participation accruals to other parties. Distribution and marketing costs increased to $7.5 million for the year ended December 31, 2004 compared to $6.7 million for the year ended December 31, 2003. The increase is reflective of increased U.S. theatrical and video/DVD distribution activities in the year ended December 31, 2004 compared to the year ended December 31, 2003. As a percentage of revenues, distribution and marketing costs increased to 25.6% for the year ended December 31, 2004, compared to 23.8% for the year ended December 31, 2003.

           Selling, general and administrative expenses, net of amounts capitalized to film costs, increased by $199,000 (3.5%) to $5.9 million for the year ended December 31, 2004, compared to $5.7 million for the year ended December 31, 2003. The largest increase was in the area of salaries and payroll tax expense ($132,000).

           Net other expense decreased by $233,000 (21.9%) to $829,000 for the year ended December 31, 2004, compared to $1.1 million for the year ended December 31, 2003. The decrease in net other expense was primarily due to a decrease in interest and financing expenses of $195,000 and increased miscellaneous income of $47,000, offset by decreased interest income of $9,000.

           As a result of the above, we had a net loss of $1.9 million for the year ended December 31, 2004 (reflecting foreign withholding taxes of $90,000, and state taxes of $10,000), compared to net loss of $3.1 million for the year ended December 31, 2003 (reflecting foreign withholding taxes of $113,000 and states taxes of $9,000).

Liquidity and Capital Resources

           Our liquidity and capital resources are provided primarily through cash generated from operations, issuance of various debt instruments, the sale of common shares of our stock and borrowings under a credit facility.

           Term Loan. On July 29, 2005, concurrent with the merger of Capital Entertainment into our company, we entered into an agreement with PFLM whereby PFLM purchased the credit facility we had established with JPMorgan in 2000. Pursuant to the agreement, PFLM repaid to JPMorgan the approximately $14.4 million then outstanding under the credit facility. We and PFLM amended the credit facility to provide for total borrowings of $20 million on a non-revolving basis and, in addition to satisfying the total indebtedness owed to JPMorgan under the credit facility, we drew approximately $5.6 million from the amended facility with PFLM to be used for our general working capital needs. The base interest rate under the PFLM loan was 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the calendar year (however, interest for calendar year 2005 was pro-rated and payable on the effective date of the amended facility). The amended PFLM loan was a term loan that, absent earlier conversion, would mature on July 26, 2007. The PFLM loan was convertible into our common stock at a conversion price calculated at one share of our common stock for every $1.11 of the outstanding balance of the loan, on an all or nothing basis, upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. These conditions were satisfied on June 15, 2006 and July 7, 2006, respectively, and on July 7, 2006, PFLM converted the $21,457,397 (consisting of $20 million principal plus $1,457,397 accrued interest) due under the loan to 19,330,988 shares of our common stock.

           Convertible Debentures. On November 10, 2005, we issued $23.6 million of 5 year convertible debentures to PFLM and Highgate in order to provide funding for our acquisition of assets of DEJ. Significant aspects of the debentures include an obligation for us to pay interest every thirty days at an annual interest rate of 10% (with no principal amortization during the term) and the right of the investors to convert any or all of the face amount of the debentures into our common stock, generally at the lower of $1.11 per share or 95% of the lowest bid price for the thirty trading days immediately preceding the date of conversion. Conversion is allowed from time to time on the earlier to occur of the effectiveness of this registration statement or August 17, 2006 (nine months following the closing of the investment). In connection with this financing, we paid a cash fee of $1.6 million, issued a warrant to PFLM and Highgate to purchase an aggregate of 6,000,000 shares of our common stock, exercisable for five years at an execution price of $1.11, and issued 1,000,000 shares of our common stock to them as a structuring fee. Pursuant to an Assignment Agreement, dated March 31, 2006, Highgate assigned its interests to Cornell Capital Markets, LP, whereafter, pursuant to an Assignment Agreement, dated May 31, 2006, Cornell assigned its interests to PFLM.

           Bridge Loan. On March 20, 2006, we entered into a $17 million bridge loan with PFLM Funding, LLC with an interest rate of 8% per annum in order to fund our acquisition of the assets of Ventura. In connection with the bridge loan, we issued warrants to PFLM Funding to purchase 4 million shares of our common stock at $0.75 per share. The warrants are exercisable immediately at PFLM Funding's option. The bridge loan was repaid on June 16, 2006 with the proceeds from the senior secured credit facility with Merrill Lynch, described below.

           JP Morgan Credit Facility. In June 2000, we entered into a five-year $40 million revolving credit facility with JPMorgan and other commercial banks and financial institutions. Through subsequent amendments, the total amount of the facility was reduced to $14.5 million. The amounts borrowed under the JPMorgan facility had interest at rates based on either LIBOR plus 2% or a rate per annum equal to the greater of (a) the Prime Rate plus 1%, (b) the Base CD Rate plus 2% and (c) the Federal Funds Effective Rate plus 1.5% (as these terms are defined in the JP Morgan credit agreement). The main components of the borrowing base included a library credit (a percentage of the value of our film library, based upon a third party valuation of future cash flows, which, under the terms of the credit agreement, is required to be updated every twelve months) and an accounts receivable credit.

           Assignment of JP Morgan Credit Facility to PFLM. In July 2005, we entered into an amendment to the JP Morgan Chase Loan Agreement with PFLM. JPMorgan assigned its interest in the credit facility to PFLM in exchange for PFLM satisfying the outstanding commitment owing to JPMorgan under the facility. Pursuant to the terms of the amendment, we borrowed an aggregate of $20 million from PFLM. The amendment also calls for the debt to convert into common stock upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. These conditions were satisfied on June 15, 2006 and July 7, 2006, respectively, and on July 7, 2006, PFLM converted the $21,457,397 (consisting of $20 million principal plus $1,457,397 accrued interest) due under the loan to 19,330,988 shares of our common stock. See "--Liquidity and Capital Resources--Issuance of Debt--Term Loan" above.

           Merrill Lynch Commercial Finance Corp. Credit Facility. On June 14, 2006, we, through our wholly-owned subsidiary, First Look SPV LLC, as borrower, entered into an $80 million revolving credit facility with Merrill Lynch Commercial Finance Corp, as agent and lender. The proceeds under the Merrill facility will be used to provide financing for production, acquisition, distribution, and exploitation of feature length motion pictures, television programming, video product and rights and for working capital and general corporate purposes.

           The credit agreement provides for borrowings up to three years from closing, repayable, in part or in whole, at any time and to be fully paid on June 14, 2011. The primary components of the borrowing base include a library credit, a contracts credit and an ultimates credit. The borrowing base as of June 30, 2006 provided for available borrowing of $43.9 million. As of July 31, 2006, $22.8 million was drawn under the Merrill facility.

           The amounts borrowed under the Merrill facility bear interest at rates based on LIBOR plus 1.5%. We pay a commitment fee on the daily average unused portion of the Merrill facility at an annual rate of 0.5%. The Merrill facility restricts the creation or incurrence of indebtedness or the issuance of additional securities. To secure the obligations under the Merrill facility, First Look SPV granted a security interest in all of its assets, and thus substantially all of our media assets, to Merrill Lynch. Our company issued a Warrant, dated June 20, 2006, for 765,000 shares of our company's stock at an exercise price of $1.11 per share to Merrill Lynch Mortgage Capital, Inc., an affiliate of Merrill, pursuant to the Warrant Agreement, dated June 14, 2006. See "Business--Our Company--Recent Transactions--Transfer of Assets from Our Company to First Look SPV LLC."

           Filmed Entertainment Backlog. Backlog represents the amount of future revenues not yet recognized from executed contracts for the licensing of films to third parties, including broadcasters, for the exploitation of these films. Backlog as of December 31, 2005 and December 31, 2004 was approximately $5.3 million and $11.1 million, respectively. The decrease in backlog is due to the recognition of revenue related to international sales contracts on films, initially sold in 2004 but not recognized until the films were delivered to us in 2005.

           Cash Flows Provided by/Used in Operating Activities. Cash flows provided by operating activities in the year ended December 31, 2005 were $4.0 million compared to cash flows used in operating activities in the year ended December 31, 2004 of $2.6 million and cash flows provided by operating activities in the year ended December 31, 2003 of $7.6 million. The increase in cash flow for the year ended December 31, 2005 was primarily the result of decreased payments to third party producers as well as increased accounts payable. The decrease in cash flows for the year ended December 31, 2004 compared to December 31, 2003 was primarily the result of increased additions to film costs.

           Cash Flows Provided by/Used in Investing Activities. Cash flows used in investing activities in the year ended December 31, 2005 relate to the purchase of the assets of DEJ. Cash flows provided by investing activities of $2 million for the year ended December 31, 2003 relate to the termination and liquidation of a joint venture with Seven Hills Pictures, LLC, of which Reverge Anselmo, one of our former directors, is the sole member.

           Cash flows provided by financing activities in the year ended December 31, 2005 relate to two transactions with PFLM. The first related to PFLM's purchase of our loan agreement with JPMorgan in 2000, repaying JPMorgan the approximately $14.4 million then outstanding and our simultaneous drawing of $5.6 million under the terms of the amended loan agreement. The second transaction with PFLM related to the issuance and sale of convertible debentures whereby PFLM and Highgate invested $23.6 million into our company in exchange for convertible debentures with a five-year term. Other cash flows provided by or used in financing activities related to the borrowing or repayment under the credit facility with JP Morgan (repayment of $14.2 million in the year ended December 31, 2005, borrowing of $2.7 million in the year ended December 31, 2004 and repayment of $3.1 million in the year ended December 31, 2003). Additionally, in the year ended December 31, 2003, we repaid a loan used to fund our joint venture with Seven Hills Pictures, LLC, of which Reverge Anselmo, one of our former directors, is the sole member.

           Anticipated Cash Requirements. The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and other programs, while revenues are earned and cash flow is received over an extended period of time after these expenditures. As our operations grow, our financing requirements are expected to grow and management projects the continued use of cash in operating activities and, therefore we are dependent on continued access to external sources of financing. We believe that cash on hand, cash flow from operations, credit facility availability, third party production financing (including government sponsored incentive programs around the world) will be adequate to meet known operational cash requirements for the foreseeable future.

           Future annual repayments on debt and other financing obligations, initially incurred for a term of more than one year, as of December 31, 2005, are as follows:

	Year Ending December 31
	2006	2007	2008	2009	2010	Thereafter	Total
Term Loan		20,000,000					20,000,000
Accrued interest on term loan		$ 1,457,397					1,457,397
		(1)
Film obligations	1,875,000	1,675,000	1,550,000	800,000	375,000	125,000	6,400,000
Minimum guarantees initially
incurred for a term of more
than one year
Convertible debentures	---	---	---		23,640,000	---	23,640,000
Interest on convertible	2,364,000	2,364,000	2,364,000	2,364,000	2,233,000		11,689,000

debentures(2)
Total	4,089,000	25,496,397	3,914,000	3,164,000	26,248,000	125,000	63,036,397

(1) $1,457,397 is accrued interest. $20 million principal portion was converted to 18,018,018 shares of our common stock on July 7, 2006. The $1,457,397 of accrued interest converted into 1,312,971 shares of our common stock on July 7, 2006.

(2) Convertible Debentures bear interest at 10% per annum.

Principal debt and other financing obligation repayments during the year ending December 31, 2006 of $18.8 million consists of $1.8 million owed to film production entities or other rights holders on delivery of the respective film or at specified contractual dates. Payments due are expected to be paid through cash generated from operations and from available borrowing capacity from our credit facility with Merrill Lynch.

           Future commitments under contractual obligations by expected maturity date at December 31, 2005 are as follows:

	Year Ending December 31
	2006	2007	2008	2009	2010	Thereafter	Total
Operating Leases	519,000	213,000	3,000	3,000	--	--	738,000
Employment and consulting contracts	2,423,000	1,414,000	--	--	--	--	3,837,000
Unconditional purchase obligations	7,565,000	1,675,000	1,550,000	800,000	375,000	125,000	12,090,000
Distribution and marketing
commitments	1,638,000	--	--	--	--	--	1,638,000

Total	12,145,000	3,302,000	1,553,000	803,000	375,000	125,000	18,303,00

           Unconditional purchase obligations relate to the purchase of film rights for future delivery. Amounts due during the year ending December 31, 2006 of $12.1 million are expected to be paid through cash generated from operations or from available borrowing capacity from our credit facility with Merrill Lynch.

           In connection with our purchase of the assets of Ventura Distribution, we assumed certain operating leases which call for payments of $991,000, $592,000, $193,000, $64,000 and $1,000 in the years ending December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

           During the three months ended March 31, 2006 we entered into employment contracts with certain executives which require payments of $1,951,000, $1,052,000 and $125,000 in 2006, 2007 and 2008, respectively.

Critical Accounting Policies and Estimates

           The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 to our audited consolidated financial statements.

           Accounting for Films and Television Programs. In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 establishes accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses.

           Revenue Recognition. Revenue from the sales or licensing of films and television programs is recognized upon meeting all recognition requirements of SOP 00-2, which are:

a)	Persuasive evidence of a sale or licensing arrangement with a customer exists;
b)	The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;
c)	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale;
d)	The arrangement fee is fixed or determinable; and e) Collection of the arrangement fee is reasonably assured.
e)	Collection of the arrangement fee is reasonably assured.

           Revenue from the sale of video cassettes and DVDs in the retail market, net of an allowance for estimated returns, is recognized on the later of shipment to the customers or "street date" (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when our company is entitled to receipts and such receipts are determinable. Revenue from licenses to international territories are recognized when the feature film is available to the distributor for exploitation and no conditions for delivery exist, which under most sales contracts requires that full payment has been received from the distributor. Amounts received in advance of the film being available are recorded as deferred revenue.

           Allowance for Sales Returns and Doubtful Accounts Receivable. For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given and delinquent accounts. Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings. In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit memo data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity. Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit memo. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings. Estimates of future sales returns and other credits are subject to substantial uncertainty. Factors affecting actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near term release of similar titles, and poor responses to package designs. Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods. Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

           Similarly, we evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. Based on this information, we reserve an amount that we believe to be doubtful of collection. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future. Underestimation of this allowance would cause accounts receivable to be overstated and current period expenses to be understated. Overestimation of this allowance would cause accounts receivable to be understated and current period expenses to be overstated.

           Film Costs. We account for film costs in accordance with SOP 00-2. Film costs consist of direct production costs and capitalized production overhead, net of accumulated amortization, and is stated at the lower of unamortized costs or estimated fair value on an individual film basis. Capitalized costs are amortized using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. If estimates of total revenues and costs change or other changes in circumstances indicate that a motion picture has a fair value that is less than the unamortized cost, a loss would be recognized currently to the extent that the capitalized film costs exceed the film's fair value. We have recorded impairment losses of film costs amounting to $11.1 million, $318,000 and $330,000 for the years ended December 31, 2005, 2004 and 2003 respectively, as a result of downward adjustments of projected ultimate revenues. These amounts are included in film costs in our consolidated statements of operations.

           Inventory. Home video and DVD inventory costs are charged to operations concurrent with home video and DVD revenue recognition. Home video product inventory consists of videocassettes and DVDs and are stated at the lower of cost or market value (first-in, first-out method).

           Advertising. In accordance with SOP 00-2, all exploitation costs such as advertising and marketing costs for theatrical, video and television products are expensed as incurred. Advertising expenses were $3.0 million, $1.1 million, and $1.5 million for the years ended December 31, 2005, 2004, and 2003, respectively, and are included in distribution and marketing expenses in our statement of operations.

           Participation Expense. We account for participations due to producers and others in accordance with SOP 00-2. Management's estimate of ultimate participations is accrued as an expense using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. During the year ending December 31, 2006, management expects to make payments of approximately $8.2 million for producer and participant liabilities outstanding at December 31, 2005.

          Income Taxes. The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". The standard requires, among other provisions, an asset and liability approach to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

           On February 24, 2006, our Audit, Compensation and Nominating/Governance Committee dismissed PricewaterhouseCoopers ("PwC") as its independent accountants. On February 24, 2006, the Audit, Compensation and Nominating/Governance Committee engaged BDO Seidman, LLP ("BDO") to serve as our Company's independent accountants and to audit our financial statements for the year ended December 31, 2005.

           During the years ended December 31, 2004 and 2003, neither the Company nor anyone on its behalf consulted with BDO regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither written nor oral advice was provided to the Company by BDO that was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue.

           During our two prior years and the period from January 1, 2005 through February 24, 2006, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on our company's financial statements. In addition, for the same periods, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

           PwC's reports on the financial statements of our company for the years ended December 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for the year ended December 31, 2004 and 2003 indicated that there was a substantial doubt as to our ability to continue as a going concern and that the financial statements did not include any adjustments that might result from the outcome of this uncertainty.

Quantitative and Qualitative Disclosures about Market Risk.

           We are exposed to market risk related to changes in interest rates. We do not use derivative financial instruments. Because only a small portion of our revenues are denominated in foreign currency, we do not believe there is a significant risk imposed on us due to the fluctuations in foreign currency exchange rates. The table below provides information about our debt obligations as of June 30, 2006, including principal cash flows and related weighted average interest rates by expected maturity dates:

	Expected Maturity Date (in thousands)
	2006	2007	2008	2009	2010	Thereafter
Borrowings under credit facility						$18,750,000
Average interest rate LIBOR + 1.5% (1)
Subordinated notes payable		20,000,000			$23,640,000
Average interest rate 7.7% (2)

_________________

(1)	Note with variable interest rate of LIBOR plus 1.5%.
(2)	Note with fixed interest rate of 10%.

BUSINESS

Overview

           First Look is a diversified independent distributor and producer of motion pictures and other specialty programming. During the past three years, in the U.S., we have released an average of 5 motion pictures theatrically, 25 motion pictures on video and DVD and have licensed approximately 15 films to U.S. broadcasters which had not previously been released or licensed. We have also licensed distribution rights international markets with respect to an average of 10 new motion pictures each year. In addition, we distribute and license rights to films in our library of catalog each year. We have a disciplined and analytical approach to the acquisition, production and distribution of films with the goal of maximizing profitability. We attempt to balance expected returns against our calculation of the financial risk associated with a given motion picture. We have accumulated a library of distribution rights, sales agency rights, and copyrights to over 700 motion pictures, and have rights to distribute and sell approximately 1,600 specialty titles, including television series, compilations fitness, Japanese animé, music concerts and other DVD products. In addition to the more traditional distribution windows and platforms, we see evolving technology and methods for delivery of entertainment as an opportunity for our company.

           An important part of our overall strategy is growing our company, diversifying our product mix, enhancing our competitive position in the marketplace and strategically expanding our distribution capabilities. We recently merged with Capital Entertainment and acquired the assets of DEJ Productions and the assets of Ventura Distribution. These acquisitions added significant content to our library, substantially enhanced our DVD sell-through business by providing us with various specialty product lines and direct mass merchant relationships and capabilities, and gave us an enhanced output agreement with the largest video/DVD rental chain as well as an output agreement with a significant pay-per-view provider. Additionally, we have added important senior management to our company to expand and enhance our various operating areas.

           An important aspect of our growth strategy has been the accessing of significant additional capital to assist us in implementing our growth strategy. Each of the transactions above was coupled with additional outside funding, significantly from PFLM, an affiliate of Prentice Capital Management, LP, a New York-based hedge fund. Additionally, we recently concluded an $80 million credit facility with Merrill Lynch which provides significant working capital for the acquisition and distribution of existing and future product.

Our Strategic Objectives

           We intend to become a leading independent worldwide distribution and production company for film and other entertainment programming. We have aggregated a library of over 700 motion pictures and the right to sell or distribute approximately 1,600 additional specialty titles and have developed the capacity to:

•	distribute films theatrically in the U.S.;

•	distribute films and specialty programs on video and DVD in the U.S.;

•	license motion picture rights to broadcasters in the U.S. and others worldwide; and

•	produce films and other specialty programming.

           Most of the revenue generated in the filmed entertainment marketplace today is generated in various forms of "home video," which includes the rental, purchase and online subscription videocassettes and, today, primarily DVDs. According to Kagen, Veronis Suhler Stevenson home video revenues for 2005 were approximately $27.4 billion compared to revenues generated at the movie theatre box office of approximately $9.9 billion. However, theatrical distribution exposure and performance is one of the strongest drivers of home video revenues for a feature film.

           Our company, through predecessor companies, has been in existence since 1980. We began primarily as a "foreign sales company," licensing international rights of independent films to local distributors around the world. In this capacity, we have handled approximately 349 films since inception. Examples of films we have licensed internationally include The Prophecy (starring Christopher Walken) and Waking Ned Devine and Evelyn (starring Pierce Brosnan). In 1993, we established a theatrical releasing operation and to date have released approximately 55 films, including most recently The Proposition (starring Guy Pearce, Sam Winstone and Emily Watson) and Wassup Rockers, directed by Larry Clark. Previous films we have released theatrically have included Antonia's Line (which won the Academy Award for Best Foreign Language Film) and The Secret of Roan Inish (directed by John Sayles). In 1999, we expanded into the home video distribution business and in 2005, this operation accounted for approximately 66% of our total revenues. We have released approximately 215 films on video and DVD since we began this operation and many of the films we release on video and DVD are what we call "straight-to-video," meaning without any theatrical release.

           Our current strategy is to:

           Strengthen Our Position in the U.S. Home Video/DVD Distribution Arena. We believe there is opportunity to significantly expand our home video and DVD distribution operation. Much of the recent growth in the home video marketplace has come from the "sell-through" end of the market, meaning retail sales of DVDs as compared to the rental of DVDs. In addition to feature films, there are significant revenues generated in the sell-through market with respect to non-feature film product, including television series, compilations, fitness, Japanese animé, music concerts, etc. Historically, most of our home video releases have been feature films with little or no theatrical release; however, we believe that we can significantly expand our home video revenues if we are able to distribute more films that have had theatrical distribution in the U.S. and if we expand our distribution of non-feature film product. Through our recent acquisitions of Capital Entertainment, the assets of DEJ and Ventura, we expect to dramatically expand our capability in this area. See "—Our Company—Recent Developments" below. Already we are experiencing the impact of our expansion efforts. In 2005, we generated approximately $32.5 million in home video and DVD distribution revenues compared to $16.9 million in 2004 and $9.7 million in 2003 and for the first quarter of 2006, home video and DVD revenues were $15.8 million.

           Expand our U.S. Theatrical Releasing Operation. During 2005, we theatrically released (or arranged the release of) 7 films in the U.S. theatrical market. We have released two films to date in 2006 and have plans to release two or three more with plans to release 8 to 10 films in 2007. We believe that there is significant opportunity in the U.S. theatrical distribution market for an independent distributor. We believe there are very few fully integrated, independent distribution companies with theatrical distribution, home video distribution, U.S. television licensing and international licensing capabilities in the market today. With over 2,000 independent films produced each year, a part of our strategy will be to acquire U.S. distribution rights to films with modest, low risk acquisition commitments whereby we instead offer meaningful theatrical release commitments in the form of marketing and distribution dollars.

           As part of our overall strategy, we have embarked upon the expansion of our U.S. theatrical distribution operations. In this regard we hired Ruth Vitale, a seasoned executive who most recently co-headed Paramount Classics U.S. theatrical acquisition and distribution operation. In addition, we have hired executives in the theatrical marketing and distribution areas.

           Enhance our U.S. Television Licensing Capabilities. With respect to U.S. television licensing, we intend to acquire and license television rights relating to our theatrically released films as well as many of our "direct-to-video" films. We expect to acquire and license between 20 and 30 new films to broadcasters in 2006 along with licensing rights to films in our existing library. Our licensing activities include licensing to pay television and basic cable broadcasters as well as licensing directly to individual stations and station groups either for cash or in exchange for advertising time ("barter"). To enhance our capabilities in this space, on June 14, 2006, we acquired the U.S. television syndication rights to over 50 motion pictures, along with related accounts receivable, of a company named Pinnacle Entertainment, LLC. Additionally, we have a multi-year agreement with Warner Bros. to license our pay-per-view rights on our behalf in exchange for a low fee

           Produce More Content that We Distribute. We intend to produce more of the product that we distribute in the U.S. and license internationally. We believe that there is an opportunity to secure particularly appealing films and other video content with commercial potential at early stages of development and pre-production and that by committing to finance (or arrange financing for) these films, we can significantly enhance our ownership and control of the rights and profit potential of the film. In these situations, not only will we earn fees for producing the film, distributing the film in the U.S. and licensing the film in international territories, we will also own most of the potential profits of the film. Although funding the production of any film generally involves greater financial risk, we believe we have sufficient means to offset much of these risks through managing and containing production costs, the sale of international distribution rights (sometimes in advance of actually producing the related motion picture, in these cases such sales are called "pre-sales"), accessing governmental subsidies in countries we may produce certain films, creating co-productions and/or arranging third party equity investments in these films.

           Draw from our International Expertise and Relationships to Complement our Activities in the U.S. We believe that we enjoy a prominent position in the international independent film marketplace. Our company initially operated primarily as a foreign sales agent, licensing international distribution rights of independently produced films throughout the world on behalf of third parties. As a consequence of these activities, we developed extensive relationships and expertise with local distributors and broadcasters in almost every country as well as with financiers, governmental subsidy programs, lawyers specializing in the filmed entertainment business and others related to the film distribution and production business. We believe we can utilize this expertise and draw from our relationships to complement our activities in the U.S., seeking to access financing for the production and acquisition of our films through licensing of international distribution rights and accessing of various forms of financing available throughout the world for film production, including governmental subsidy programs, co-productions, equity funds, etc. Our ability to offer U.S. distribution, particularly theatrical distribution, will distinguish us from certain competitors which do not have this capability. Much of the world marketplace for feature films is driven by, at least in part, U.S. theatrical distribution.

Our Company

Recent Developments

           Merger with Capital Entertainment, Inc. On July 29, 2005, Capital Entertainment merged into First Look Media, Inc., after which we changed our name to First Look Studios, Inc. Capital Entertainment was principally owned by Henry Winterstern, who is now our chief executive officer. Capital Entertainment owned certain exploitation rights to content, including home video and DVD exploitation rights to various television series such as a compilation of selected "best" and "worst" performances from seasons 1 through 4 of American Idol and rights to nine seasons of the hit television series, Baywatch. As part of this transaction, we paid approximately $5.1 million for the equity of Capital Entertainment in the form of 9,500,307 shares of our common stock and the issuance of an option to acquire 499,693 shares of our common stock for $0.01 each.

           Concurrent with the merger of Capital Entertainment into our company, we entered into an agreement with PFLM, an entity managed by Prentice Capital Management, LP and owned by its affiliated funds and managed accounts, whereby PFLM purchased the credit facility we had established with JPMorgan in 2000. Pursuant to the agreement, PFLM repaid to JPMorgan the approximately $14.4 million then outstanding under the credit facility. Simultaneous with the merger, we and PFLM amended the credit facility to provide for total borrowings of $20 million on a non-revolving basis and, in addition to satisfying the total indebtedness owed to JPMorgan under the credit facility, we drew approximately $5.6 million from the amended facility with PFLM to be used for our general working capital needs. The base interest rate under the PFLM loan was 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the calendar year (however, interest for calendar year 2005 was pro-rated and due on the effective date of the amended facility). The amended PFLM loan was a term loan that, absent earlier conversion, would mature on July 26, 2007. The PFLM loan was convertible into our common stock at a conversion price calculated at one share of our common stock for every $1.11 of the outstanding balance of the loan, on an all or nothing basis, upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. These conditions were satisfied on June 15, 2006 and July 7, 2006, respectively, and, as such on July 7, 2006, PFLM converted the $21,457,397 (consisting of $20 million principal plus $1,457,397 accrued interest) due under the loan to 19,330,988 shares of our common stock.

           Acquisition of the assets of DEJ Productions, Inc. On November 10, 2005, we acquired all of the stock of DEJ Productions, Inc., a wholly owned subsidiary of Blockbuster, Inc. Although we purchased the stock of DEJ, the substance of this acquisition was the acquisition of assets, specifically a library of distribution rights to approximately 225 motion pictures, along with related accounts receivable and our assumption of certain film related liabilities. We have accounted for the acquisition as an asset purchase. Included in the library of distribution rights were selected rights to such films as Crash (which won the Academy Award for Best Motion Picture), Monster (starring Charlize Theron, who won the Best Actress Academy Award for her performance in this film) and Matador (starring Pierce Brosnan). The purchase price was $25 million. In addition to acquiring DEJ, as a part of the transaction, we hired select DEJ Productions personnel and entered into a new three year revenue sharing agreement with Blockbuster.

           Funding for the DEJ acquisition came significantly from the issuance and sale of convertible debentures whereby PFLM and Highgate invested $23.6 million into our company in exchange for convertible debentures with a five-year term. Significant aspects of the debentures include an obligation for us to pay interest every thirty days at an annual interest rate of 10% (with no principal amortization during the term) and the right of the investors to convert any or all of the face amount of the debenture into our common stock, generally at the lower of $1.11 per share or 95% of the lowest bid price for the thirty trading days immediately preceding the date of conversion. Conversion is allowed from time to time on the earlier to occur of the effectiveness of this registration statement or August 17, 2006 (nine months following the closing of the investment). Pursuant to an Assignment Agreement, dated March 31, 2006, Highgate assigned its interests to Cornell Capital Markets, LP, whereafter, pursuant to an Assignment Agreement, dated May 31, 2006, Cornell assigned its interests to PFLM. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

           Acquisition of Assets of Ventura Distribution, Inc. On March 20, 2006, we acquired the assets of Ventura Distribution, Inc. for approximately $15.5 million. The assets were primarily accounts receivable and inventory, but also included a vendor managed inventory, or VMI, system, used to better maintain and manage inventory levels with certain mass merchants, including Best Buy. In addition to acquiring assets, we offered employment, on an at-will basis, to most Ventura employees for an interim transitional period and we hired certain executives, including Larry Hayes, Ventura's founder, on a term basis to work under the direction of our chief executive officer and president.

           Funding for the Ventura acquisition was provided by PFLM Funding through a $17 million bridge loan. Pursuant to the terms of the bridge loan, the loan was to mature on March 19, 2007 and we were obligated to re-pay $5 million of the principal obligation upon the earlier to occur of June 30, 2006 or our company obtaining a credit facility to replace the PFLM Funding, LLC term loan. We repaid the bridge loan in full on June 15, 2006 using proceeds from the credit facility that we entered into with Merrill Lynch.

           Transfer of Assets from Our Company to First Look SPV LLC. In connection with the revolving credit facility we entered into with Merrill Lynch Commercial Finance Corp, as agent and lender, described below, and pursuant to a Sale and Contribution Agreement between us, as seller, and First Look SPV LLC, a wholly owned subsidiary of our company, as purchaser, dated as of June 14, 2006, we transferred to First Look SPV all of our company's right, title and interest in and to substantially all of our media assets, including the film, DVD and television assets currently owned by us and our affiliates in exchange for (a) $18.8 million of cash, (b) a subordinated demand promissory note from First Look SPV to us in the amount of $28.3 million and (c) 100% of the membership interests in First Look SPV. First Look SPV assumed all rights and responsibilities in connection with the media assets immediately upon our transfer of such assets to it. We also have agreed to transfer all of our right, title and interest in and to those film, DVD and television assets which we will acquire ownership of during the three-year period following our transfer of the media assets to First Look SPV, provided that such assets meet certain criteria. We have agreed to transfer the future acquired assets to First Look SPV on similar terms and conditions as the Media Assets.

           Merrill Lynch Commercial Finance Corp. Credit Facility. On June 15, 2006, we, through our wholly-owned subsidiary, First Look SPV, as borrower, entered into an $80 million revolving credit facility with Merrill Lynch Commercial Finance Corp, as agent and lender. The proceeds under the Merrill facility will be used to provide financing for production, acquisition, distribution, and exploitation of feature length motion pictures, television programming, video products and rights and for working capital and general corporate purposes.

           The credit agreement provides for borrowings up to three years from closing, repayable, in part or in whole, at any time and to be fully paid on June 14, 2011. The primary components of the borrowing base include the following: (a) a library credit (equal to a percentage of the value of our film library, based upon a third party valuation of future cash flows, which, under the terms of the credit agreement, is required to be updated every twelve months), (b) an accounts receivable contracts credit (equal to a percentage of the value of such licenses, royalties, residuals, commissions and other receivables payable to us pursuant to binding agreements which are acceptable to Merrill Lynch) and (c) an ultimates credit (equal to a percentage of the value of our films' projected net receipts over their life based upon a valuation specified in the credit agreement).

           The amounts borrowed under the Merrill facility bear interest at rates based on LIBOR plus 1.5%. Upon entering the Merrill facility, we paid a one-time fee of approximately $1.6 million as a cost of acquiring the Merrill facility. In addition to this initial fee, we pay a commitment fee on the daily average unused portion of the Merrill facility at an annual rate of 0.5%. The Merrill facility restricts the creation or incurrence of indebtedness or the issuance of additional securities. To secure the obligations under the Merrill facility, First Look SPV granted a security interest in all of its assets, and thus substantially all of our media assets, to Merrill Lynch. See "—Our Company—Recent Transactions—Transfer of Assets from Our Company to First Look SPV LLC" above.

           Hiring of Senior Management. We have recently added significantly to our senior management. Henry Winterstern, our chief executive officer, joined our company on July 29, 2005. Prior to joining our company, Mr. Winterstern was chairman of Wet Seal Inc., a young woman's retail clothing chain. In his capacity as chairman of Wet Seal Inc., Mr. Winterstern was instrumental in leading a turnaround of that company. With our company, Mr. Winterstern has been primarily responsible for each of the three investments made by PFLM, for orchestrating the merger of Capital Entertainment into our company, as well as the acquisitions of DEJ and the assets of Ventura.

           As part of our overall strategy, we have embarked upon the expansion of our U.S. theatrical distribution operations. In this regard we hired Ruth Vitale, a seasoned executive who most recently co-headed Paramount Classics U.S. theatrical acquisition and distribution operation. In addition, we have hired executives in the theatrical marketing and distribution areas to complement Ms. Vitale and our existing staff.

           In the areas of worldwide licensing and sales, we hired Ken Dubow, formerly with Modern Entertainment where he was president and chief executive officer. Mr. Dubow is responsible for worldwide licensing, including licensing to U.S. broadcasters. One senior member of Mr. Dubow's staff joined our company as a consequence of our acquisition of the assets of DEJ. Additionally, Mr. Dubow has hired an executive experienced in licensing to individual broadcasters on cash and barter basis.

U.S. Distribution and Licensing

           Theatrical Distribution. We distribute motion pictures directly to movie theaters throughout the U.S. Through July 31, 2006, we have released two films, The Proposition, starring Guy Pearce, Ray Winstone and Emily Watson, and Wassup Rockers, directed by Larry Clark. During 2005, we released (or arranged the release of) 7 films, including Dirty Love, starring Jenny McCarthy, Chrystal, starring Billy Bob Thorton and Blackball, starring Vince Vaughn. Our current plans are, generally, to release films on a limited number of screens and in a limited number of cities. Based upon the initial performance of each film, we will expand its release to other cities and screens or terminate its distribution. In this way, we can limit our exposure and have performance indicators for decisions on further spending of marketing and distribution costs. In certain circumstances we intend to release films on a more significant number or screens, perhaps as many as 1,000 to 2,000 screens. Any such release will require significantly more marketing and distribution costs and may result in significantly greater financial exposure.

           We believe that we can benefit in several ways by theatrically distributing films in the U.S. directly. The U.S. theatrical success of a motion picture can be a significant factor in driving revenues in ancillary media and foreign markets. For example, revenue from the sale and rental of videocassettes and DVDs are generally lower with respect to motion pictures that have not been theatrically released compared to motion pictures that have been released theatrically. We have also found that, generally, we are able to obtain more favorable distribution terms in our agreements with foreign distributors with respect to motion pictures that have been or will be theatrically released in the U.S. We believe that our ability to release films theatrically enables us to attract more recognizable talent and more promising motion picture projects to our company and that by theatrically releasing films ourselves, we can retain a significantly greater share of the revenues generated in the event of a successful theatrical release.

           Films distributed theatrically in the United States by us have historically been released initially on less than 100 screens and in selected cities, expanding to more screens and new cities based upon the performance of the film. We may release appropriate films with more mass market appeal on a wider release basis either through our own company or by licensing the film to a domestic distributor with more significant financial and distribution resources.

           The cost to us to distribute a specialized motion picture on a limited-release basis has typically ranged from approximately $100,000 to $2.5 million. Expenditures for prints, marketing and advertising represent a substantial portion of the costs of releasing a film. In connection with the acquisition of domestic theatrical rights to a film, we occasionally commit to spend no less than a specified minimum amount for prints and advertising costs. These costs are in addition to the direct production or acquisition costs and other distribution expenses of the films.

           Generally, in addition to receiving a distribution fee, we are entitled to recover our print and advertising expenditures. Although we may at times utilize national broadcast television advertising, we typically support a limited release with local newspaper and local or cable television advertising. We also rely on local and national publicity, such as reviews or articles in local and national publications and appearances of a film's principal artists on radio and television talk shows. Wide release films rely significantly on national advertising campaigns, including substantial television advertising, to attract theatergoers.

           The success of a domestic theatrical release by us can be affected by a number of factors outside our control. These factors include:

•	audience and critical acceptance;

•	the availability of motion picture screens;

•	the success of competing films in release;

•	awards won by our releases or that of our competition;

•	inclement weather; and

•	competing events such as sporting and news events.

           As a result of the foregoing, and depending upon audience acceptance of the films distributed by us, we expect that in some cases we may not recover all of our distribution expenses, acquisition or production cost or derive any profit from the U.S. distribution of our releases.

           During 2005, we released, or arranged the release of, the following seven motion pictures:

Title	Major Creative Elements	Storyline	Release Date

Emmanuel's Gift	Narrated by Oprah Winfrey	The film chronicles the life of Emmanuel Ofosu Yeboah, a young Ghanaian man born with a severely deformed right leg.	Oct. 21, 2005 (theatrical) Feb. 2, 2006 (video)

40 Shades of Blue	2005 Sundance Grand Jury Prize Award Winner	A Russian woman living in Memphis with a much older rock-n-rol l legend experiences a personal awakening when her husband's estranged son comes to visit.	Sept. 28, 2005 (theatrical) May 9, 2006 (video)

Dirty Love	Jenny McCarthy, Carmen Electra	A jilted photographer sets off on a mission to get back at her philandering model boyfriend and along the way discovers that not all love is created equal.	Sept. 23, 2005 (theatrical) Dec. 6, 2005 (video)

Immortal	New York 2095. In a strange pyramid floating in the sky, the gods of ancient Egypt are judging Horus. In the city, a young women with blue hair and tears is arrested, but she has a secret power, even to herself.	June 21, 2005 (video)

Chrystal	Billy Bob Thornton	Sixteen years after the accident that claimed his son's life and permanently injured his wife, a man returns to his home in search of redemption.	April 8, 2005 (theatrical) Aug. 30, 2005 (video)

The Boys and Girl From County Clare	Andrea Corr, Bernard Hill, Charlotte Bradley	Jimmy McMahon and his group of Liverpudlians plot to win the annual Ceili music competition in Ireland.	March 11, 2005 (theatrical) July 12, 2005 (video)

Touching Wild Horses	Jane Seymor	After a car accident that claimed his father and sister's lives and left his mother in a coma, a young man is sent to live with his reclusive aunt (Jane Seymour) on Sable Island, a world-renowned wild horse preserve.	April 30, 2004 (theatrical) Sept. 21, 2004 (video)

So far during 2006, we have released the following motion pictures:

Title	Key Creative Elements	Storyline	Anticipated Release Date

Wassup Rockers	Director: Larry Clark	Instead of adhering to the norms of their South Central neighborhood, a group of skater boys opt to bus into Hollywood and Beverly Hills.	June 23, 2006 (theatrical) Dec. 5, 2006 (video)

The Proposition	Guy Pearce, Ray Winstone, Emily Watson, Danny Huston	Set at the end of the bushranger era, the epic Australian story concerns family, loyalty and betrayal.	May 5, 2006 (theatrical) Sept. 9, 2006 (video)

           We expect to release the following titles during the balance of 2006 and early 2007:

Title	Key Creative Elements	Storyline	Anticipated Release Date

Guide to Recognizing Your Saints	Robert Downey Jr., Rosario Dawson, Chazz Palminteri, Shia LaBeouf, Dianne Wiest	The movie is a coming-of-age drama about a boy growing up in Astoria, N.Y., during the 1980s. As his friends end up dead, on drugs or in prison, he comes to believe he has been saved from their fate by various so-called saints.	Sept. 29, 2006 (theatrical) Jan. 16, 2007 (video)

The Breed	Michelle Rodriguez, Taryn Manning, Oliver Hudson, Produced by Wes Craven	A group of five college kids are forced to match wits with unwelcoming residents when they fly to a "deserted" island for a party weekend.	January, 2007 (theatrical) April, 2007 (video)

           We cannot guarantee that the motion pictures scheduled for release by us in 2006 or any motion pictures thereafter will actually be released or released in accordance with its anticipated schedule. The motion picture business is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films.

           Home Video and DVD Distribution. We distribute DVDs and videocassettes of our motion pictures and specialty programs through rental and retail providers. In addition to the films we release theatrically each year, we distribute on a direct-to-video basis approximately 30 motion pictures and, with our recent acquisitions of Capital Entertainment and Ventura, expect to release many additional specialty programs each year.

           We directly distribute to the rental market through Blockbuster, Hollywood Video, Movie Gallery and others as well as sell to mass merchants including Wal-Mart, Best Buy, Target and K-Mart. Our DVDs are also available through Netflix and other on-line subscription services.

           Revenues from our home video activities have increased from $9.7 million in 2003, to $16.9 million in 2004 and $32.5 million in 2005 and for the first three months of 2006 our revenues from home video were $15.8 million. Effective January 1, 2005, in addition to distributing our own product on video and DVD, we operated under a distribution arrangement with DEJ (then, a subsidiary of Blockbuster) which provided for us to market and sell up to 24 DEJ motion pictures on video and DVD to non-Blockbuster retailers and other rental locations. In exchange for the 24 "slots" we allocated to DEJ, we were paid a fee and DEJ made a contribution to our overhead based upon a pre-determined formula. This Agreement terminated when we purchased the assets of DEJ in November 2005.

           In addition to increasing our revenues with respect to home video, we have taken multiple steps to further enhance and strengthen our position in the home video market. As described above under "—Our Company—Recent Developments," on July 29, 2005, we merged Capital Entertainment into our company giving us home video distribution rights to multiple television programs and other product. On November 14, 2005, we acquired DEJ from Blockbuster for $25 million. This acquisition primarily gave us U.S. home video and television distribution rights to approximately 225 motion pictures. Following the DEJ acquisition, on March 20, 2006, we acquired the assets of another significant home video distribution company, Ventura Distribution. Ventura specialized in the marketing and sale of non-feature film specialty product on DVD, such television series, "ultimate fighting" matches, fitness, Japanese animé, music concerts as well as Latino and urban product. As a part of this transaction, we have sought to maintain certain key retail relationships established by Ventura and to continue relationships with important historical suppliers of Ventura.

U.S. Television Licensing

           We license distribution rights directly to various broadcasters including pay television services (HBO, Showtime and Encore), pay-per-view services (through Warner Bros. and other cable systems, On Demand and Direct TV), and basic cable services, (including USA, Sci-Fi, Spike, Turner, Lifetime, Oxygen, Bravo, the Independent Film Channel and others) as well as to individual stations (such as the ABC affiliate in New York City) or station groups (such as Tribune, Fox and CBS) in exchange for cash license fees and "barter" in the form of advertising time.

           Other U.S. Licensing. In some cases, we will license the right to distribute a film domestically in multiple media to a major studio, a division of a major studio or an independent distributor. Although the terms of these licenses vary, we typically will be paid an advance, sometimes called a "minimum guarantee." Typical terms of such arrangements call for the distributor to retain a distribution fee (measured as a percentage of the gross receipts received by the distributor from exploitation of the film), to recover its distribution costs and the advance paid to us, and ultimately pay us the remainder of any receipts in excess of an ongoing distribution fee.

           International Rights Licensing. Our early historical expertise has been in the licensing of international distribution rights. We have developed relationships with distributors in most territories throughout the world and have established extensive relationships with various international financing sources. In addition, we are a founding member of the International Film and Television Alliance, which sponsors the American Film Market. The American Film Market, along with the Cannes Film Festival, Berlinale (the Berlin Film Festival), the Sundance Film Festival and the Toronto Film Festival are the major annual international film markets and festivals that are attended by many distributors worldwide. We participate annually with attending staff members, and often we operate a sales office at each of these festivals or markets, as well as other major television and video markets (including MIP TV, MIPCOM, NATPE and others). We also attend many other film festivals throughout the world. From time to time, we may engage independent representatives to assist us in acquiring and licensing motion picture rights.

           We license distribution rights internationally in various media such as theatrical, video/DVD, pay television, free television, satellite and other rights to local territorial distributors on either an individual rights basis or grouped in combinations of rights. We license these rights to distributors in international territories either on a picture-by-picture basis or occasionally pursuant to output arrangements. Historically, the most significant international territories have been Australia, Canada, France, Germany, Italy, Japan, Scandinavia, Spain and the United Kingdom.

           The terms of our license agreements with international distributors vary depending upon the territory and media involved and whether the agreement relates to a single or multiple motion pictures. Most of our license agreements provide that we will receive an advance or minimum guarantee from the distributor with all or a majority of the advance paid prior to, or upon delivery of, the film to the distributor for release in the particular territory. The remainder of any unpaid advance generally is payable at specified intervals after delivery of the film to the distributor. The advance is recovered by the distributor out of the revenues generated from exploitation of the picture in the territory. The distributor retains a negotiated distribution fee, generally measured as a percentage of the gross revenues generated from its distribution of the motion picture, recovers its distribution expenses and the advance and ultimately pays us some or all of the remainder of any receipts in excess of the distributor's ongoing distribution fee. Under these arrangements, we must rely on the distributor's ability to successfully exploit the film in order to receive any proceeds in excess of the advance.

           We occasionally do not receive an advance from a distributor and instead negotiate terms that result in an allocation of gross revenues between the distributor and us. Typically, the terms of these types of arrangements provide for the distributor to retain an ongoing distribution fee, calculated as a percentage of the distributor's gross receipts in the territory, recover its expenses and pay remaining receipts in excess of the ongoing distribution fee to us. Alternatively, often with respect to video rights, the terms may provide for a royalty to be paid to us calculated as a percentage of the distributor's gross receipts from exploitation of the video and DVD rights without deduction for the distributor's distribution expenses.

           At times, we enter into output arrangements with local foreign distributors whereby the foreign distributor receives the right, typically for a specified period and number of motion pictures, to distribute motion pictures that we have released in a particular territory and designated media. In some circumstances, the foreign distributor pays us an advance on a picture-by-picture basis with each advance having been either pre-negotiated or computed as a stipulated percentage of the production or acquisition cost of each picture.

Our Acquisition of Rights, Production and Financing

           We acquire distribution rights and the right to license distribution rights (including, at times, underlying material and copyrights) to motion pictures and other entertainment programs from a wide variety of independent production companies, producers and other rights owners. We generally acquire rights to single films or programs, as compared to acquiring films or programs pursuant to multi-picture or output acquisition agreements. We commit to acquire rights to motion pictures and other programs at various stages in completion, from completed and ready for release to undeveloped film projects which we may produce or arrange financing or production services. In acquiring rights to motion pictures, we generally seek to obtain rights to commercially appealing motion pictures with substantially lower direct negative costs than motion pictures released by the major studios.

           In order to fund the acquisition costs of the films for which we acquire rights, we have primarily relied on:

•	credit facilities;

•	lenders willing to finance our contractual advance or minimum guarantee obligations to the films' producers or rights owners;

•	various other forms of bank financing;

•	working capital;

•	pre-sales; and

•	other third party equity sources such as private investors and international partnerships receiving tax incentives through film investment activities.

           The films that we distribute and license generally have direct negative (or production) costs ranging from $1 million to $8 million, however, we may acquire rights to produce or finance motion pictures with direct negative costs substantially in excess of this historical range. Consistent with generally accepted accounting principles, some of these costs are expensed upon incurrence and others are amortized over the expected life of the film. As part of our overall business strategy, we intend to manage and contain production costs and limit our exposure with respect to production costs through licensing of international distribution rights and accessing third party equity sources such as private investors.

           We sometimes acquire limited distribution or licensing rights and at other times acquire worldwide rights, occasionally including the copyright, to films.

Branded Entertainment

           We have established an operation focused on an emerging area of strategic cooperation which sometimes includes co-funded distribution and production costs. This activity is known as "branded entertainment." Broadly, branded entertainment involves products seeking to align themselves with particular forms of entertainment for purposes of further developing the public awareness of the particular product or brand. Recent examples of such cooperation include Starbucks' association with the Lions Gate release, Akeelah and the Bee. Chris Cooney, one of our board members and significant shareholders, is leading our activities in this area and has completed an assignment with Samsung whereby we produced three short films for exploitation over the internet and the latest generation cell phone produced by Samsung. Revenues of $1.3 million and costs of $0.8 million from this arrangement are included in our 2005 financial statements.

Our Film Library of Distribution Rights

           Our film library consists of rights to a broad range of feature films, most of which were produced since 1980. As of December 31, 2005, we owned or controlled various distribution rights to more than 700 motion pictures, including more than 75 motion pictures in which we own an interest in the copyright. With respect to films for which we do not own the copyright, the term of our distribution rights generally ranges from 12 to 25 years or more from the date of acquisition, and typically extends to many, if not all, media for exhibition worldwide or in specified territories. In addition to distribution rights for such traditional channels, we often also own or control ancillary rights to the motion pictures in our library, including interactive rights, remake rights and merchandising rights, which may provide future sources of additional revenues.

           With our recent acquisitions of Capital Entertainment and Ventura Distribution, we have added over 1,600 non-feature film titles to our catalog of available video and DVD products for sale and distribution in the U.S. This product line contains a wide variety of special interest programs including televisions series (Baywatch, The Cosby Show), compilations (The Best and Worst of American Idol), lifestyle programs (such as The Food Network line of how-to cooking videos and Karen Voight's Fitness Line), ethnic programs (such as the Platinum Comedy Series with Dave Chappelle and Carlos Mencia), music concerts and other programs. Additionally, through our vendor managed invention system, with which we have direct relationships with retailers such as Best Buy, we provide an order management and fulfillment service to third party content owners such as Gaiam (Fitness DVDs), Genius Products (feature films such as Scary Movie 4) and others.

Major Customers

           No one customer accounted for more than 10% of our revenues during the year ended December 31, 2003. During the year ended December 31, 2004, one customer accounted for 28.9% of our revenues, but no other customer accounted for more than 10% of our revenues. During the year ended December 31, 2005, Anderson Merchandisers accounted for 19.0%, Blockbuster Entertainment accounted for 14.5% and Ingram Entertainment accounted for 10.0% of revenues, but no other customer accounted for more than 10% of our revenues.

Competition

           Motion picture distribution, licensing and production are highly competitive businesses. The competition comes both from companies within the same business and from companies in other entertainment media that create alternative forms of leisure entertainment. We compete with major film studios including: Universal Pictures ("Universal"), which includes Focus Features; Warner Bros., which includes New Line Cinema, Castle Rock Entertainment, Fine Line Features, Warner Independent Pictures and Picturehouse; Twentieth Century Fox, which includes Fox Searchlight Pictures; Sony Pictures Entertainment ("Sony"), which includes Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics; Metro-Goldwyn Mayer Pictures ("MGM") and United Artists Pictures ("UA"); Paramount Pictures, which includes Paramount Classics and Dreamworks SKG; The Walt Disney Company ("Disney"), which includes The Buena Vista Motion Pictures Group: including Hollywood Pictures, Touchstone Pictures, and Miramax Films.

           We also compete with numerous independent motion picture distribution, licensing and production companies including Lions Gate Entertainment Corp., The Weinstein Company, Genius Products, Inc., The Samuel Goldwyn Company and ThinkFilm.

           Many of the organizations with which we compete have significantly greater financial and other resources than we do. Our ability to compete successfully depends upon the continued availability of independently produced motion pictures and our ability to identify and acquire distribution rights to, and successfully distribute, license and produce, motion pictures with commercial potential. A number of formerly independent motion picture companies have been acquired in recent years by major entertainment companies and many major entertainment companies have established their own "independent" labels to compete in specific marketplaces in which we operate and seek to operate. These transactions have significantly increased competition for the acquisition of distribution rights to independently produced motion pictures.

           There also have been rapid technological changes over the past fifteen years. Although technological developments have resulted in the creation of additional revenue sources from the licensing of rights with respect to new media, these developments also have resulted in increased popularity and availability of alternative and competing forms of leisure time entertainment, including pay/cable television programming and home entertainment equipment such as DVD players, interactive games and computer/Internet use.

Intellectual Property

           We use multiple trademarks to distinguish our products, including "First Look," "First Look Home Entertainment", "First Look Media," "First Look Pictures" and "Overseas Filmgroup," all of which are registered with the United States Patent and Trademark Office. In addition, our recently acquired businesses, including Capital Entertainment, DEJ Productions and Ventura Distribution, have a portfolio of trademarks that they use to distinguish and protect their films and related products. These trademarks are the subject of registrations and pending applications filed by us for use with a variety of our products and other content, and we have an active program to expand our usage and registration of trademarks. We believe our trademarks are valuable assets and that they are an important factor in marketing our products. We actively seek to protect them against infringement and denigration by third parties.

           Copyright protection is a serious problem in the videocassette and DVD distribution industry. Video cassettes and DVDs may be duplicated easily and video piracy is pervasive in the entertainment industry. We, along with other video distributors, have initiated legal actions to enforce copyright protection when necessary and intend to continue to do so in the future.

Property

           Our principal executive offices are located at 8000 Sunset Boulevard, Penthouse East, Los Angeles, California 90046 and consist of approximately 20,000 square feet of office space. Our payments under the lease are approximately $57,000 per month. The lease expires on May 31, 2007. In addition, we currently have leased, on a short-term basis, the approximately 77,000 square feet of combined office and warehouse space previously occupied by Ventura located at 2590 Conejo Spectrum Street, Thousand Oaks, California 91320. Our payments under the Ventura lease are approximately $77,500 per month. The Ventura lease expires on October 31, 2006; however, we have two one-month options to extend the term of such lease. In light of our acquisition of the assets of Ventura, as well as the general expansion of our operation, we have entered into a non-binding letter of intent to secure approximately 35,400 square feet of office space in Los Angeles, California for a ten-year term in which to consolidate our personnel commencing in February 2007.

Employees

           As of March 31, 2006, we employed 149 full-time employees and 2 part-time employees. In addition, with respect to our warehouse and physical distribution operation acquired as part of our acquisition of the assets of Ventura, we contract the services of approximately 37 people, primarily warehouse personnel, through a third party employment service. Some of our subsidiaries are or may become subject to the terms in effect from time to time of various industry-wide collective bargaining agreements, including the Writers Guild of America, the Directors Guild of America, the Screen Actors Guild and the International Alliance of Theatrical Stage Employees. We may assume a production company's obligation to pay residuals to these various entertainment guilds and unions. A strike, job action or labor disturbance by the members of any of these entertainment guilds and unions could have a material adverse effect on the production of a motion picture within the United States, and, consequently, on our business, operations and results of operations. These organizations all have engaged in strikes and similar activities in the past. The Writers Guild of America and the Screen Actors Guild have contracts expiring on October 31, 2007 and June 30, 2008, respectively, and we cannot predict the outcome of the negotiations. We believe that our current relationship with our employees is satisfactory.

Legal Proceedings

           Except as set forth below, we are engaged in legal proceedings incidental to our normal business activities. In the opinion of management, none of these proceedings are material in relation to our financial position.

           On March 20, 2006, we acquired the assets of Ventura Distribution, Inc. On or about March 2, 2006, Showtime Networks Inc. filed a complaint against Ventura and other affiliated entities in Los Angeles County Superior Court. Showtime alleges that Ventura and its affiliates failed to pay more than $7 million for VHS tapes and DVDs that it received from Showtime. Ventura filed a demurrer to Showtime's First Amended Complaint on May 22, 2006. Showtime has represented to us that it would file a second amended complaint by July 14, 2006, which was the date of the hearing on Ventura's demurrer to the first amended complaint. Accordingly, we agreed to take Ventura's demurrer off-calendar. Showtime filed its Second Amended Complaint on July 17, 2006. We intend to vigorously defend against the allegations set forth therein.

           On or about March 14, 2006 Viz Media, LLC filed an action against Ventura Distribution, Inc. in San Francisco County Superior Court. Viz alleges that Ventura failed to pay approximately $3.7 million for DVD and VHS products that it received from Viz. Viz filed its First Amended Complaint on July 7, 2006 against Ventura and Ventura Home Entertainment, Inc. ("VHE"), a wholly owned subsidiary of our company established to acquire the assets of Ventura, in San Francisco County Superior Court. In amended complaint, Viz alleges that VHE breached an interim agreement it had with Viz by failing to remit proceeds from the sale of DVDs and VHS products to Viz, which Viz estimates is in an amount exceeding $82,000. We intend to vigorously defend against the allegations set forth therein.

           On or about June 8, 2006, Barry Todd Miller and Joan Ellen Miller, as co-trustees of the Miller Family Trust dated April 1, 2002 filed a complaint against VHE, Ventura and others in Los Angeles County Superior Court based upon their purchase of certain real property from Ventura on December 12, 2005. The transaction at issue occurred prior to VHE's purchase of Ventura's assets. The complaint alleges that the defendants induced the Miller Family Trust to purchase the property at an inflated purchase price by promising that Ventura would remain a tenant of the property. The Miller Family Trust requested that a constructive trust be imposed on what it estimates to be $3 million profit to Ventura on the sale. We intend to vigorously defend against the allegations set forth in the complaint.

MANAGEMENT

Directors and Executive Officers

           Our current directors and executive officers are set forth below. Biographical information concerning each of the directors and executive officers is presented on the following pages. Information is presented as of the date of this registration statement.

Name	Age	Position

Henry Winterstern	49	Director and Chief Executive Officer

Christopher J. Cooney	45	Director and President of Branded Entertainment

Charles Phillips	58	Director

Mitchell P. Goldstein	45	Director

William F. Lischak	49	Director, President, Chief Operating Officer, Chief Financial Officer

Richard Shore	31	Chief Administrative Officer, General Counsel, Secretary

Kenneth Lynch	38	Senior Vice President, Controller

Current Officers and Directors

           Henry Winterstern has served as co-chairman of our board and our chief executive officer since July 29, 2005. In 1999, Mr. Winterstern founded and was the managing partner of Capital Entertainment, Inc, a entertainment financing company, which merged with our company on July 29, 2005. Until 2003, Capital Entertainment was a joint venture between Mr. Winterstern and le Caisse de depot, the largest pension fund in Canada. Prior to 1999, Mr. Winterstern was an active real estate investor and investment banker. Between 1996 and 1999, he was an acquisitions partner on real estate investments with Whitehall Street Fund, which is owned and managed by Goldman Sachs, with a focus on non-performing mortgage and real estate. From 1993 to 1996, Mr. Winterstern ran Winterstern and Associates, a real estate investment banking firm in Montreal. Prior to that, he held a number of positions in real estate and mortgage finance. Mr. Winterstern has produced such films as Underworld, Underworld 2, Wicker Park, Madhouse and Wassup Rockers. He serves on the Board of Directors of Wet Seal, Inc., and has previously served on the Boards of Lakeshore Entertainment Group, Consoltex Group Inc., Algo Group, MGM Studios, Dick Clark Productions, Mosaic Media Group and Mosaic Media Publishing.

           Christopher J. Cooney has served as co-chairman of our board since June 2000. He has served as our president of branded entertainment since July 29, 2005 and from June 2000 to July 29, 2005 he served as our chief executive officer. Since August 1999, Mr. Cooney has served as president of Rosemary Street, a New York-based entertainment holding company. Since 1986, Mr. Cooney has served in various positions at EUE/Screen Gems, Ltd. ("EUE/Screen Gems"), a New York-based television commercial facility and production house, including as head of production from 1986 to 1988, as vice president in charge of all facilities from 1988 to 1992, and as vice president of physical production from 1992 to 1996. In 1996, Mr. Cooney led EUE/Screen Gems in the acquisition of the DeLaurenti's Studios in Wilmington, N.C. Since 1996, Mr. Cooney has been responsible for overseeing all commercial and daytime television production for the North Carolina operations of EUE/Screen Gems. Mr. Cooney also holds an ownership interest in EUE/Screen Gems. In 1984, Mr. Cooney formed Total Picture Company to produce concert films, commercials and videos for record labels and musical instrument manufacturers. Prior to that, Mr. Cooney was employed by Independent Artists as an assistant producer of international television commercials. Mr. Cooney received his B.A. from Boston University.

           Charles Phillips has been a director of our company since July 2005. Since May 2005, Mr. Phillips has been chief operating officer of Prentice Capital Management, LP, an affiliate of PFLM. Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm's M&A, private investment, leverage finance and restructuring activities. He has served on the boards of a number of public companies, including several in the restaurant industry, is broadly active in public service and educational organizations and is a nationally ranked senior tennis player. He is a graduate of Harvard College and Harvard Business School.

           Mitchell P. Goldstein has been a director of our company since April 2006. Mr. Goldstein is an operating executive with Prentice Capital Management, LP, to whom he has consulted since January 2006. Prior to joining Prentice, Mr. Goldstein was an executive at The Great Atlantic & Pacific Tea Company, Inc. ("A&P") from 2000 to November 2005, where he most recently was Executive Vice President and Chief Financial Officer. At A&P, Mr. Goldstein oversaw all of the company's financial management and legal activities, and was a member of the four-person Executive Committee. Prior to joining A&P, Mr. Goldstein was Vice President and Chief Financial Officer of Vlasic Foods International Inc. He had previously held senior finance and planning positions at Campbell Soup Company, and was Vice President and Partner of Mercer Management Consulting, a business strategy consultancy. Mr. Goldstein holds a bachelor of science degree in economics, magna cum laude, from the Wharton School of the University of Pennsylvania, and a master's of business administration, with Distinction, from Harvard Business School.

           William F. Lischak has served as our president since June 2003 and as our chief operating officer and chief financial officer since October 1996. Mr. Lischak served as our secretary from October 1996 until 2006. Mr. Lischak also served as a director of our company from October 1996 until June 2002 and commenced service again in September 2004. Mr. Lischak served as chief operating officer of Overseas Filmgroup, the private company, which merged into our company in 1996, from September 1990 until October 1996 and its chief financial officer from September 1988 until October 1996. Mr. Lischak, a certified public accountant, previously had worked in public accounting, including from 1982 to 1988 with the accounting firm of Laventhol & Horwath. Mr. Lischak has a masters degree in taxation and has taught courses in the extension program at UCLA in accounting, finance and taxation for motion pictures and television. Mr. Lischak attended New York University's Tisch School of Arts, where he studied filmmaking, and received a bachelor's degree in business administration from New York University's Leonard N. Stern School of Business.

           Richard Shore recently became the chief administrative officer of our company. As chief administrative officer, Mr. Shore is the company's general counsel and oversees all legal and business affairs activities, as well as human resources, information technology and some elements of production and distribution. Until recently, Mr. Shore served as a senior vice president of business and legal affairs, and he has been our general counsel since July 29, 2005. From December 2004 to July 2005, Mr. Shore served as senior vice president of business affairs and operations at Capital Entertainment Corporation, a film production and home entertainment production and distribution company that merged with First Look Media to form First Look Studios. From 2000 to December 2004, Mr. Shore worked for Sony Pictures Television International and Columbia TriStar Interactive, where he was responsible for acquiring programming for Sony's international networks, including SET and AXN. Prior to that he was manager, then director of Business and Legal Affairs for Sony Pictures Digital. Mr. Shore also worked in Business and Legal Affairs at Showcase Entertainment. Mr. Shore is a graduate of the California Western School of Law, and holds a bachelor's degree from McGill University in Montreal, Canada.

           Kenneth Lynch has served as our senior vice president, controller since June 2006. From February 2001 to June 2006, Mr. Lynch served as vice president, controller of our Company. From September 1997 to February 2001, Mr. Lynch, a certified public accountant, previously worked in public accounting at the firm PricewaterhouseCoopers LLP. From April 1990 to August 1997, Mr. Lynch worked at E! Entertainment Television, Inc., starting in the mailroom and promoted to a senior accounting position while attending California State University of Los Angeles where he earned a bachelor's degree in accounting.

Board of Directors

           Our business and affairs are managed under our board of directors. Certain of our largest stockholders, specifically Henry Winterstern, for so long as he is serves as our chief executive officer, or if he is no longer our chief executive officer, PFLM, for so long as PFLM owns at least 10% of our outstanding common stock on an as converted basis, have the right to designate for nomination three members for our board pursuant to a stockholders agreement. See "Certain Relationships and Related Transactions—Stockholders' Agreement". Our board is composed of six directors, including Henry Winterstern, our chief executive officer. We are actively engaged in recruiting independent directors and expect to have at least one independent director, who we anticipate will also serve as Chairman of our audit committee, by the end of 2006.

Committees

           Executive Committee. Henry Winterstern, Mitchell P. Goldstein and William F. Lischak currently serve on the executive committee. During intervals between the meetings of the board of directors, the executive committee exercises all powers of the board of directors (except those powers specifically reserved by Delaware law or our Bylaws to the full board of directors) in the management and direction of the business and conduct of our affairs in all cases in which specific directions have not been given by the board.

           Audit, Compensation and Nominating/Governance Committee. The audit, compensation and nominating/governance committee currently consists of Mitchell P. Goldstein and Charles Phillips. The functions of the audit, compensation and nominating/governance committee are: (i) to review and approve the selection of, and all services performed by, our independent auditors; to meet and consult with and to receive reports from, our independent auditors and our financial and accounting staff; and to review and act with respect to the scope of audit procedures, accounting practices and internal accounting and financial controls; (ii) to administer our stock option plans to the extent contemplated thereby and review, approve, and make recommendations with respect to compensation of officers, consultants and key employees; and (iii) to recommend persons to be selected by the board as nominees for election as directors and as chief executive officer.

Executive Compensation

           The following table sets forth certain information regarding compensation paid by us to our chief executive officer and to each of our four most highly compensated executive officers whose salary and bonus for 2005 exceeded $100,000.

	Annual Compensation						Long Term Compensation Awards
						Awards		Payouts
Name and Position Held	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)		Restricted Stock Awards(s) ($)	Securities Underlying Options/ SARS (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Henry Winterstern,	2005	$169,231	$--	$10,000	(1)	$ --	3,000,000	$ --	$ --
Chief Executive Officer
William F. Lischak,	2005	295,200	212,500	24,000	(1)	--	2,000,000	--	6,647(2)
President, Chief Operating	2004	270,504	50,000	20,000	(1)	--	0	--	6,496(3)
Officer, Chief Financial	2003	246,133	50,000	19,467	(1)	--	440,000	--	5,135(4)
Officer
Richard Shore,	2005	85,417	--	--		--	300,000	--	--
Chief Administrative
Officer, General Counsel,
Secretary
Christopher J. Cooney,	2005	194,808	--	10,000		--	--	--	--
President, Branded	2004	152,885	--	--		--	--	--	--
Entertainment	2003	174,039	--	--		--	--	--	--
Kenneth Lynch,	2005	116,346	--	--		--	100,000	--	--
Senior Vice President,	2004	101,923	--	--		--	0	--	--
Controller	2003	95,770	--	--		--	15,000	--	--

_________________________
*	Messrs. Winterstern's and Shore's employments with our company began on August 1, 2005.
(1)	Represents payments made by our company for automobile use and other expenses.
(2)	Represents payments made by our company in the amounts of $5,135 and $1,512, respectively, for life insurance and disability insurance premiums.
(3)	Represents payments made by our company in the amounts of $5,135 and $1,361, respectively, for life insurance and disability insurance premiums.
(4)	Represents payments made by our company for life insurance premiums.

Director Compensation

Option Grants in 2005

           The following table sets forth each grant of stock options during 2005 to each of the executive officers.

	Individual Grants
Name	Number of Securities Underlying Option Granted	Percent of Total Options Granted to Employees in 2005	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)
Henry Winterstern	1,500,000	18%	$1.11	11/14/2015	$208,500
Henry Winterstern	1,500,000	18%	$1.51	11/14/2015	$153,000
William F. Lischak	2,000,000	24%	$1.11	7/28/2015	$320,000
Christopher J. Cooney	--	--	--	--	--
Richard Shore	300,000	4%	$1.11	7/28/2015	$48,000
Kenneth Lynch	100,000	1%	$1.11	7/28/2015	$16,000

Option Exercises and Year-End Option Values

           The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of the unexercised options at December 31, 2005.

Aggregated Option Exercises in 2005
and December 31, 2005 Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2005 (#)		Value of Unexercised In-the-Money Options at December 31, 2005 ($)(1)
Name	Share Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Henry Winterstern	0	0	750,000	750,000	$--	$ --
Henry Winterstern	0	0	750,000	750,000	$--	$ --
William F. Lischak	0	0	1,000,000	1,000,000	$--	$ --
William F. Lischak	0	0	440,000	--	$166,611	$ --
William F. Lischak	0	0	75,000	--	$--	$ --
William F. Lischak	0	0	10,000	--	$--	$ --
Christopher J. Cooney	0	0	--	--	$--	$ --
Richard Shore	0	0	--	300,000	$--	$ --
Kenneth Lynch	0	0	--	100,000	$--	$ --
Kenneth Lynch	0	0	15,000	--	$5,680	$ --

_______________________
(1) Assumes, for all unexercised in-the-money options, the difference between the fair market value of $0.45 per share at December 31, 2005 and the exercise price of the options ranging from $0.10 to $1.51 per share.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2005 regarding all of our existing compensation plans pursuant to which shares of equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans
approved by securityholders	5,299,500	$ 1.05	815,500
Equity compensation plans not
approved by securityholders	3,000,000	$ 1.31	0

Total	8,234,500	$ 1.15	815,500

Compensation Arrangements For Current Executive Officers

           Henry Winterstern

           In July 2005, we entered into an employment agreement with Henry Winterstern, which provides for Mr. Winterstern to serve as our chief executive officer for a two-year term ending in July 2007. Under the terms of the agreement, Mr. Winterstern receives a base salary of $400,000 per annum. Mr. Winterstern also is entitled to a bonus, if any, as may be determined in the discretion of the board. The agreement contains a non-compete clause whereby Mr. Winterstern has agreed not to compete with us for the duration of the agreement. In connection with our acquisition of Ventura and our entering into the bridge loan agreement with PFLM and the other lenders thereto, on March 20, 2006, Mr. Winterstern's employment agreement was amended. Pursuant to the amendment, effective as of March 20, 2006, Mr. Winterstern agreed to reduce and defer his base salary by $100,000 to $300,000 per annum and defer his entire bonus or other compensation to which he is entitled until such time that the loans and all other commitments arising under the bridge loan agreement are paid in full and the lenders' respective commitments are terminated. That condition has now been satisfied and Mr. Winterstern's compensation has returned to its contractual terms.

           In connection with his employment agreement and pursuant to a stock option agreement entered into on November 14, 2005, we granted Mr. Winterstern an option to purchase 3,000,000 shares of common stock at exercise prices of $1.11 per share for 1,500,000 shares and $1.51 for 1,500,000 shares. These options vest as follows: 750,000 on the date of the employment agreement, 750,000 on December 31, 2005 and 1,500,000 on December 31, 2006, subject to the terms of the stock option agreement. As of December 31, 2005, 1,500,000 options were exercisable. Once exercisable, the options will remain exercisable until July 28, 2015.

           Christopher J. Cooney

           In July 2005, we entered into an employment agreement with Christopher J. Cooney, which provides for Mr. Cooney to serve as our president of branded entertainment for a two-year term ending in July 2007. Under the terms of the agreement, Mr. Cooney receives a base salary of $250,000 per annum. Mr. Cooney also is entitled to a bonus, if any, as may be determined in the discretion of the board. The agreement contains a non-compete clause whereby Mr. Cooney has agreed not to compete with us for the duration of the agreement. In connection with our acquisition of Ventura and our entering into the bridge loan agreement with PFLM and the other lenders thereto, on March 20, 2006, Mr. Cooney's employment agreement was amended. Pursuant to the amendment, effective as of March 20, 2006, Mr. Cooney agreed to reduce and defer his base salary by $250,000 per annum and defer his entire bonus or other compensation to which he is entitled until such time that the loans and all other commitments arising under the bridge loan agreement are paid in full and the lenders' respective commitments are terminated. That condition has now been satisfied and Mr. Cooney's compensation has returned to its contractual terms.

           William F. Lischak

           In July 2005, we entered into an employment agreement with William F. Lischak, which provides for Mr. Lischak to continue to serve as our president and chief operating officer for a two-year term ending in July 2007. Mr. Lischak receives a base salary of $350,000 per annum for the first year and $375,000 for the second year. Mr. Lischak also will be entitled to a bonus, if any, as may be determined in the discretion of the board. The agreement contains a non-compete clause whereby Mr. Lischak agreed not to compete with us for the duration of the agreement. In connection with our acquisition of the assets of Ventura and our entering into the bridge loan agreement with PFLM and the other lenders thereto, on March 20, 2006, Mr. Lischak's employment agreement was amended. Pursuant to the amendment, effective as of March 20, 2006, Mr. Lischak agreed to reduce and defer his base salary by $50,000 to $300,000 for the first year and $325,000 for the second year, and defer his entire bonus or other compensation to which he is entitled until such time that the loans and all other commitments arising under the bridge loan agreement are paid in full and the lenders' respective commitments are terminated. That condition has now been satisfied and Mr. Lischak's compensation has returned to its contractual terms.

           In connection with his employment agreement and pursuant to a stock option agreement entered into simultaneously with the employment agreement, we granted Mr. Lischak an option under our 2005 Performance Equity Plan to purchase 2,000,000 shares of common stock at an exercise price of $1.11 per share, which options vest as follows: 500,000 on the date of the employment agreement, 500,000 on December 31, 2005 and 1,000,000 on December 31, 2006, subject to the terms of the stock option agreement. As of December 31, 2005, 1,000,000 options were exercisable. Once exercisable, the options will remain exercisable until July 28, 2015.

           Richard Shore

           Pursuant to an amended and restated employment agreement between Capital Entertainment and Richard Shore effective as of December 21, 2004, Mr. Shore was engaged to serve as Capital Entertainment's senior vice president, business affairs and operations. Upon our merger with Capital Entertainment, we assumed his employment agreement and engaged Mr. Shore to serve as our chief administrative officer for a term ending in January 2007. Mr. Shore receives a base salary of $250,000 per annum. Mr. Shore also will be entitled to an additional bonus, if any, as may be established by the board based on performance criteria and financial and operational results of our company. The agreement contains a non-compete clause whereby Mr. Shore agreed not to compete with us for the duration of the agreement and for one year after its termination.

           Kenneth Lynch

          In June 2006, we entered into an employment agreement with Kenneth Lynch, which provides for Mr. Lynch to be our senior vice president and controller of our company. Mr. Lynch receives a base salary of $175,000 per annum. Mr. Lynch also will be entitled to an additional bonus, if any, as may be established by the board based on performance criteria for our company. On August 3, 2006, Mr. Lynch was also granted an option to purchase 35,000 shares of our common stock, at an exercise price of $1.11.

Stock Option Plans

           1996 Basic Stock Option Plan

           In October 1996, our stockholders approved the 1996 Basic Stock Option and Stock Appreciation Rights Plan under which a total of 550,000 shares of common stock are available for grant to our regular full-time employees, non-employee members of the board of directors, independent consultants and other persons who provide services to us on a regular or substantial basis. Awards consist of stock options (both non-qualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code) and stock appreciation rights. As of December 31, 2005, options to purchase an aggregate of 224,500 shares of common stock were outstanding under the basic option plan, with exercise prices ranging from $1.75 to $5.25 per share.

           2000 Performance Equity Plan

           In November 2000, our stockholders approved the 2000 Performance Equity Plan, under which a total of 1,000,000 shares of common stock were available for grant to our key employees, officers, directors and consultants. Awards consist of stock options (both non-qualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2000 plan. As of December 31, 2005, options to purchase an aggregate of 675,000 shares of common stock were outstanding under the 2000 plan at an exercise price of $0.10 per share.

           2005 Performance Equity Plan

           In August 2005, our stockholders approved the 2005 Performance Equity Plan, under which a total of 4,640,000 shares of common stock are available for grant to our key employees, officers, directors and consultants. Awards consist of stock options (both non-qualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2005 plan. As of December 31, 2005, options to purchase an aggregate of 4,400,000 shares of common stock were outstanding under the 2005 plan at an exercise price of $1.11 per share.

           Non-Plan Options

           The following is a table of the non-plan options that our company granted.

Date of Option Grant	Name of Grantee	No. of Shares Exercisable	Exercise Price (per share)	Expiration Date
07/11/99	Gary Stein	10,000	$2.440	7/11/09
04/8/05	Richard Williams	499,693	$0.01	04/8/15
11/14/05	Henry Winterstern	1,500,000	$1.11	11/14/15
11/14/05	Henry Winterstern	1,500,000	$1.51	11/14/15
01/01/06	Ruth Vitale	750,000	$1.11	01/01/16
03/20/06	Larry Hayes	1,000,000	$0.01	03/20/16

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           Loan from Reverge Anselmo. In December 2004, Reverge Anselmo, a former director of our company and securityholder, made a $1,000,000 payment to a third party producer in partial payment of accrued amounts owing with respect to our acquisition of a particular film in exchange for our promise to repay such payment within six months along with interest at a rate of twenty percent for the period such payment was outstanding. The arrangement was evidenced by an agreement whereby we also designated a specific account receivable as assigned to Mr. Anselmo toward such repayment. The obligation is reflected in our payable to producer liability at December 31, 2004. Our obligation to Mr. Aneselmo was paid in two $500,000 installments on January 25, 2005 and March 25, 2005, with accrued interest of $32,500 which was recorded as interest expense in our statement of operations for the quarter ended March 31, 2005.

           Letter of Credit issued on our behalf by George Cooney. In April 2004, George Cooney, father of Christopher Cooney, one of our directors, and also an owner of Rosemary Street, one of our Majority Stockholders, issued a letter of credit on our behalf in the amount of $3.5 million in favor of JPMorgan, as agent under our revolving credit facility, and the participating lending group. The letter of credit terminated in July 2005 when the obligations due to JPMorgan under the revolving credit facility were satisfied. In order to induce Mr. Cooney to issue the letter of credit on our behalf, we agreed to pay him an annual fee of $175,000, payable in monthly installments of $12,500. The letter of credit expired in July 2005. During the years ended December 31, 2005 and 2004, we paid $87,500 and $100,000, respectively, to Mr. Cooney in annual fee payments.

           Securities Purchase Agreement. On November 10, 2005, in connection with our acquisition of assets of DEJ, we consummated a Securities Purchase Agreement with PFLM and Highgate in which we sold to PFLM and Highgate for a total purchase price of $23.6 million (i) the principal amount of up to $23.6 million of 10% secured convertible debentures which are due in November 2010 and are convertible into shares of our common stock and (ii) warrants to purchase an aggregate of 6 million shares of common stock. We also paid PFLM and Highgate an aggregate of 1 million shares of our common stock as a structuring fee. We have a right of redemption at the price of 120% of the face value amount redeemed plus accrued interest. Pursuant to an Assignment Agreement, dated March 31, 2006, Highgate assigned its interests to Cornell Capital Markets, LP, whereafter, pursuant to an Assignment Agreement, dated May 31, 2006, Cornell assigned its interests to PFLM.

           Registration Rights Agreement. In connection with the Securities Purchase Agreement dated as of November 10, 2005, we granted to PFLM and Highgate certain registration rights under the Securities Act and applicable state securities law. The registrable securities include 63,891,891 shares of our common stock, 42,594,594 of which are being held in escrow pending the conversion and/or issuance of shares of our common stock upon conversion of the secured convertible debentures and exercise of the warrants, 1 million shares of which were issued to PFLM and Highgate as a structuring fee and the remaining 20,297,297 shares of which were issued to PFLM in connection with other various financing transactions.

           Pursuant to the terms of the Registration Rights Agreement, we agreed to prepare and file by April 9, 2006 a registration statement on Form S-1 or SB-2 for the resale by the investors of all the registrable securities. We also agreed to keep such registration statement "evergreen" for the life of the convertible debentures or until Rule 144(k) of the Securities Act is available to the holders for the conversion shares and warrant shares. Because we did not file the registration statement in a timely manner, we are subject to paying the investors liquidated damages of 1% per month, or $236,400 per month, of the outstanding principal amounts for the convertible debentures until November 15, 2006, and thereafter we will pay liquidated damages of 2% of the outstanding principal amounts for the convertible debentures until the registration statement of which this prospectus forms a part is declared effective. We also agreed to indemnify the investors, and their directors, officers and employees for any claims and administrative or regulatory proceedings in connection with the filing of such registration statement.

           Amended Credit Facility. We, as borrower, entered into an Amendment to Loan Agreement with PFLM, LLC, as lender, effective July 26, 2005. The amendment modified a revolving credit facility agreement dated June 20, 2000 that we entered into with JPMorgan Chase Bank, as agent. JPMorgan assigned its interest in the credit facility to PFLM in exchange for PFLM satisfying the outstanding commitment owing to JPMorgan under the credit facility. Pursuant to the amendment, we borrowed an aggregate of $20 million from PFLM. The base interest rate under the PFLM loan was 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the calendar year (however, interest for calendar year 2005 was pro-rated and due on the effective date of the amended facility). The amended PFLM loan was a term loan that, absent earlier conversion, would mature on July 26, 2007. The PFLM loan was convertible into our common stock at a conversion price calculated at one share of our common stock for every $1.11 of the outstanding balance of the loan, on an all or nothing basis, upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. These conditions were satisfied on June 15, 2006 and July 7, 2006, respectively, and, as such, on July 7, 2006, PFLM converted the $21,457,397 (consisting of $20 million principal plus $1,457,397 accrued interest) due under the loan to 19,330,988 shares of our common stock.

           Investor Rights Agreement. Pursuant to an Investor Rights Agreement dated July 29, 2005, we agreed to furnish PFLM, Henry Winterstern and Richard Williams with two demand registration rights. Additionally, other holders of certain of our securities also were granted piggyback rights. We are obligated to notify the holders of our registrable securities in writing at least 30 days prior to filing any registration statement for the purposes of effecting a public offering of our securities and each such holder may participate in such registration statement to register all or any part of their registrable securities. We are not obligated to effect a registration if the aggregate price of such securities to the public is less than $3 million or the holders of such securities are eligible to sell all of their registrable securities within the 90-day period under Rule 144. Holders are limited in selling or otherwise transferring any registrable securities for up to 180 days after the effective date of the applicable filed registration statement.

           Each holder of our registrable securities has a right of first refusal to purchase any new securities issued by us on a pro rata basis. Each such securityholder must be given 30 days written notice prior to the sale or transfer of such shares, and each such securityholder has 30 days after the date of such notice to agree to purchase such shares. There is a 10-day over allotment notice period in which non-purchasing holder's pro rata shares of such offering are available for purchase on a relative pro rata share basis to other purchasing holders. After all notice periods have expired, we have 120 days thereafter to sell the new securities with respect to such securityholders' rights of first refusal which were not exercised, at a price and upon general terms not materially more favorable to the purchasers.

           Stockholders' Agreement. Pursuant to a Stockholders' Agreement, executed July 29, 2005, there are certain restrictions on the transfer or sale of our common stock. PFLM, Seven Hills, Rosemary Street, Henry Winterstern, Christopher J. Cooney and William F. Lischak were granted a reciprocal right of first refusal to purchase shares of our common stock that any of them desire to sell or transfer on a pro rata basis at the same price and subject to the same material terms as in the proposed transfer or sale.

           Pursuant to the terms of the Stockholders' Agreement, our board of directors is obligated to increase its membership from six to eight members no later than January 29, 2007. The two additional members to the board of directors must be mutually approved by the then existing directors, each satisfying independence requirements, and at least one of whom will qualify as an "audit committee financial expert" under the applicable SEC rules. Three individuals on the board of directors will be designated by Christopher J. Cooney so long as he or his affiliates hold at least 10% of the outstanding common stock of our company. Three individuals on the board of directors will be designated by Henry Winterstern for so long as he is chief executive officer of our company (or three individuals elected by PFLM if he is no longer the chief executive officer and if PFLM owns or would own upon exercise of its conversion rights, at least 10% of the outstanding stock of our company). PFLM has the right to vote as a stockholder in the same manner as though it held the number of stock into which the PFLM Loan is convertible.

           Winterstern Stock Sale Agreement. Pursuant to an agreement dated April 21, 2006, Henry Winterstern, our chief executive officer, sold an aggregate of 1.25 million shares of our common stock owned by him at a price of $1 per share, 1.2 million shares of which were sold to PFLM and 50,000 shares of which were sold to Mitchell P. Goldstein, one of our directors.

           Acquisition Agreement with Dual Films Productions, Inc. Henry Winterstern, our chief executive officer, is the sole shareholder of Dual Films Productions, Inc. In 2005, Dual Films produced a film entitled Wassup Rockers. Pursuant to an Acquisition Agreement dated as of June 1, 2006, we agreed to distribute Wassup Rockers in the United States and Canada. The term of the agreement expires upon the fifteenth anniversary of the date we initially release the film. As consideration for our services under the Acquisition Agreement, we are entitled to receive 20% distribution fee on the film's gross receipts while simultaneously Dual Films receive a 20% "gross corridor" on the film's gross receipts. The remaining balance of gross receipts are retained by us and applied toward repayment of all third-party costs and expenses incurred by us relating to our acquisition, distribution and exploitation of the film, the balance of the gross receipts are to be split equally between Dual Films and us.

PRINCIPAL AND SELLING SECURITYHOLDERS

Principal Stockholders

           The following table sets forth certain information as of August 14, 2006 with respect to the common stock ownership of:

•	those persons or groups known to beneficially own more than 5% of our voting securities;

•	each director;

•	each executive officer listed in the Summary Compensation Table; and

•	all current directors and executive officers as a group.

           Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information concerning the stockholders is based upon information furnished to us by these stockholders. Except as otherwise indicated, all of the shares of common stock are owned of record and beneficially and the persons identified have sole voting and investment power with respect to the shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is care of First Look Studios, Inc., 8000 Sunset Boulevard, Penthouse East, Los Angeles, California 90046.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
PFLM, LLC (1)	31,530,989	53.8%
Henry Winterstern	9,500,449	16.2%
Rosemary Street Productions, LLC	6,216,620	10.6%
Seven Hills Pictures, LLC (2)	3,511,571	6.0%
William F. Lischak	1,774,560	3.0%
Christopher J. Cooney (3)	6,216,620	10.6%
Charles Phillips	0	0
Mitchell P. Goldstein	50,000	0.1%
Richard Shore	100,000	0.2%
Kenneth Lynch	48,333	0.1%
All executive officers and directors as a group (8 persons)	16,423,498	28.0%

(1)	PFLM, LLC and PFLM Funding, LLC are managed by Prentice Capital Management, LP and owned by its affiliated funds and managed accounts. Prentice exercises voting and investment authority with respect to the shares of common stock held by PFLM, LLC and PFLM Funding, LLC. Michael Zimmerman is Managing Member of Prentice Management GP, LLC which is the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Zimmerman disclaim beneficial ownership of the shares of common stock held by PFLM, LLC, except to the extent of their pecuniary interest therein. Of the 31,530,989 shares of our common stock beneficially owned by PFLM, PFLM, LLC owns 27,530,989 shares and PFLM Funding, LLC owns 4,000,000 shares.

(2)	Reverge Anselmo, a former director of the Company, is the sole member and manager of Seven Hills Pictures, LLC.

(3)	Christopher J. Cooney is a manager and the president of Rosemary Street Productions, LLC. All shares indicated are deemed beneficially owned by Mr. Cooney due to his relationship with Rosemary Street.

Selling Securityholders

           This prospectus relates to the possible resale by PFLM and its affiliates of the Convertible Debentures, shares of our common stock that we may issue upon conversion of the Convertible Debentures and shares of our common stock issuable upon exercise of certain warrants issued to them and shares of our common stock owned by them. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement. We are also registering for sale shares of our common stock held by other selling securityholders identified below, to permit the such selling securityholders and PFLM and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling securityholders;

•	the number and percent of shares of our common stock that the selling securityholders beneficially owned prior to the offering for the shares under this prospectus;

•	the number of shares of our common stock that may be offered for the account of the selling securityholders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling securityholders after the offering of the shares (assuming all of the offered shares are sold by the securityholders).

           The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each selling securityholder may offer under this prospectus. We do not know how long the selling securityholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling securityholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling securityholders listed below.

           This table is prepared solely based on information supplied to us by the listed selling securityholders, assumes the sale of all of the shares and is based on beneficial ownership of our common stock by the selling securityholders as of July 31, 2006.

	Shares Beneficially Owned Prior To Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Securityholders	Number	Percent		Number	Percent
PFLM, LLC (2)	74,125,583	73.8%	74,125,583	0	0
Seven Hills Pictures, LLC (3)	3,511,571	3.5%	3,511,571	0	0
Henry Winterstern (4)	11,000,449	11.0%	8,000,449	3,000,000	3.0%
Robert and Ellen Little(5)	1,364,406	1.4%	1,364,406	0	0
Christopher J. Cooney (6)	6,216,620	6.2%	6,216,620	0	0
William F. Lischak (7)	2,774,560	2.8%	249,560	2,525,000	2.5%
Reverge Anselmo (8)	3,511,571	3.5%	3,511,571	0	0
Mitchell P. Goldstein	50,000	0.1%	50,000	0	0

(1)	Based on the number of issued and outstanding shares of common stock as of July 31, 2006. All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the shares of our common stock pursuant to exercise of warrants currently owned by the selling securityholders and the conversion of the Convertible note, including such additional notes issued in payment of accrued interest thereon for the period from July 31, 2006 through maturity, November 10, 2010.

(2)	Prentice Capital Management, LP is the Manager of PFLM, LLC and exercises voting and investment authority with respect to the shares of common stock held by PFLM, LLC. Michael Zimmerman is Managing Member of Prentice Management GP, LLC which is the general partner of Prentice Capital Management, LP. Each of Prentice Capital Management, LP and Zimmerman disclaim beneficial ownership of the shares of common stock held by PFLM, LLC, except to the extent of their pecuniary interest therein. PFLM shares to include 10% debenture shares, warrants and fee shares regarding DEJ transaction. The address for PFLM, LLC is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

(3)	The address for Seven Hills Pictures, LLC is c/o Northway Management, 164 Mason Street, Greenwich, CT 06830.

(4)	Includes 8,000,449 shares owned by Henry Winterstein and options to purchase 1,500,000 shares at $1.11 and options to purchase 1,500,000 shares at $1.51.

(5)	The address for Robert and Ellen Little is 12309 View Crest Rd., Studio City, CA 91604.

(6)	Christopher J. Cooney is the managing partner of Rosemary Street Productions, LLC. All shares indicated are deemed beneficially owned by Mr. Cooney due to his relationship with Rosemary Street.

(7)	Includes 249,560 shares owned by William Lischak and options to purchase 10,000 shares at $2.4375, options to purchase 75,000 shares at $3.40, options to purchase 440,000 shares at $0.10 and options to purchase 2,000,000 shares at $1.11.

(8)	Reverge Anselmo is the Managing Partner of Seven Hills Pictures, LLC. All shares indicated are deemed beneficially owned by Mr. Anselmo due to his relationship with Seven Hills Pictures, LLC.

PLAN OF DISTRIBUTION

           The selling securityholders may sell the shares, for cash, from time to time in one or more transactions at:

•	fixed prices;

•	market prices at the time of sale;

•	varying prices and terms to be determined at the time of sale; or

•	negotiated prices.

           The selling securityholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling securityholders may effect these transactions by selling the shares to or through broker-dealers. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales. The shares may be sold in one or more of the following types of transactions:

•	block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction;

•	purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions between the selling securityholders and purchasers, without a broker-dealer;

•	a combination of any of the above transactions; and

•	any other method permitted pursuant to applicable law.

           We may amend or supplement this prospectus from time to time to describe a specific or additional plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

•	the name of the selling securityholder and the participating broker-dealer;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer;

•	that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

           In addition, if a selling securityholder notifies us of any material change with respect to the plan of distribution of the shares described herein, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

           The selling securityholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares. In these transactions, broker-dealers may engage in short sales of the shares to offset the positions they assume with the selling securityholders. The selling securityholders also may sell shares short and redeliver the shares to close out their short positions. The securityholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned or pledged shares under this prospectus.

           The selling securityholders may pledge or grant a security interest in some or all of the debentures, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock (including the shares of common stock underlying the debentures and warrants) from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledge, transferee other successors in interest as selling securityholders under this prospectus.

           Broker-dealers or agents may receive compensation from selling securityholders in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. A broker-dealer's compensation will be negotiated in connection with the sale and may exceed the broker-dealer's customary commissions. Broker-dealers, agents or the securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of the shares. Any commission, discount or concession received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

           Because the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

           The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling securityholders.

           The shares will be sold only through registered or licensed brokers or dealers if so required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

           Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and we have informed them of the requirement to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

           We have provided this prospectus at the request of the selling securityholders in replacement of certain registration rights that certain of such selling securityholders and their affiliates had in connection with its acquisition of shares of our common stock. The selling securityholders will pay all commissions and discounts, if any, associated with the sale of the shares. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in sales of the shares against specified liabilities, including liabilities arising under the Securities Act. We have limited indemnifications from third parties relative to any claims. There may be liabilities assumed in any acquisition or business combination that we did not discover or that we underestimated in the course of performing our due diligence investigation. Due to the nature of our business and our recent acquisition and mergers, we often obtain limited indemnification obligations from sellers under the applicable acquisition or merger agreements.

DESCRIPTION OF CAPITAL STOCK

General

           We are authorized to issue 110 million shares of capital stock, of which 100 million shares are designated common stock, par value $.001 per share, and 10 million shares are designated preferred stock, par value $.001 per share.

Common Stock

           Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voted can elect all of our directors. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event we are liquidated or dissolved, holders of our common stock are entitled to receive all assets available for distribution to them. Holders of our common stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

           Our restated certificate of incorporation authorizes us to issue preferred stock with such designations, rights and preferences as may be determined by our board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the common stock holders. In addition, the preferred stock could be utilized as a methods of discouraging, delaying or preventing a change in control. Currently, there is no issued and outstanding preferred stock.

Series A Preferred Stock

           The Series A preferred stock ranks senior to our common stock and all other future capital stock that does not expressly provide for it to be senior to the Series A preferred stock and ranks equally with all capital stock created in the future that expressly provides for it to be on parity with the Series A preferred stock. We are not permitted to issue any senior securities without the consent of the holders of the Series A preferred stock. The Series A preferred stock has a liquidation preference over the common stock and holders of the Series A preferred stock will have pre-emptive rights to maintain their proportionate economic interest if we sell any additional common stock or convertible securities.

           Holders of the Series A preferred stock are entitled to vote on all matters on an as-converted basis. In addition, so long as any shares of Series A preferred stock is outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series A preferred stock, voting together as a single class, will be necessary to (i) amend, alter or repeal any provision of our restated certificate of incorporation or bylaws so as to adversely affect the Series A preferred stock; (ii) issue any additional preferred stock or create, authorize or issue any capital stock that ranks prior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise, to the Series A preferred stock; or (iii) redeem for cash any junior securities, subject to certain exemptions. Currently, there is no issued and outstanding preferred stock.

Transfer Agent

           The transfer agent for our common stock is Continental Stock Transfer and Trust Company located at 17 Battery Place, New York, New York 10004.

           Anti-takeover effect of various provisions of Delaware corporate law and our restated certificate of incorporation and by-laws.

           Our restated certificate of incorporation, by-laws and sections of Delaware corporate law contain provisions that may discourage a third party from pursuing a non-negotiated takeover of our company because they have the effect of delaying, deterring or preventing a change in our control. These provisions may have an adverse impact on the price our securities are traded in the public market. Our restated certificate or incorporation authorizes the issuance of blank check preferred stock with rights and preferences as may be determined from time to time by our board of directors, without stockholder approval. If issued, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control even though such an attempt might be economically beneficial to our stockholders. Additionally, our restated certificate of incorporation and by-laws contain provisions limiting who may call a special meeting of stockholders and contain provisions requiring advance notice for stockholder proposals. We also are subject to provisions of the Delaware corporate law, which subject to certain exceptions, will prohibit us from engaging in any business combination with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person became a 15% or greater stockholder, unless the business combination is approved in a prescribed manner as was the merger with Capital Entertainment. These provisions of Delaware corporate law and of our restated certificate of incorporation and bylaws may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, the acceleration of vesting of options granted under our stock option plans in the event of a change in our ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

LEGAL MATTERS

           The validity of the common stock offered hereby will be passed on for us by Stroock & Stroock & Lavan LLP, New York, New York and Los Angeles, California.

EXPERTS

           The consolidated financial statements as of December 31, 2004 and for the years ended December 31 , 2004 and 2003 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP , an independent registered public accounting firm , given on the authority of said firm as experts in auditing and accounting.

           The 2005 consolidated financial statements and schedule included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

           We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we also will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.firstlookstudios.com as soon as practicable after filing such documents with the SEC. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included here only as an inactive technical reference.

           You also can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX OF FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets at December 31, 2005 and 2004	F-5
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-7
Consolidated Statements of Shareholder's Equity for the Years Ended December 31, 2005, 2004 and 2003	F-8
Notes to Consolidated Financial Statements	F-9
Unaudited Condensed Consolidated Balance Sheet at March 31, 2006 and December 31, 2005	F-32
Unaudited Condensed Consolidated Statements of Operations for the Three Months ended March 31, 2006 and 2005	F-33
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2006 and 2005	F-34
Notes to Condensed Consolidated Financial Statements for the Three Months ended March 31, 2006 and 2005	F-35

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Look Studios, Inc.
Hollywood, California

We have audited the accompanying consolidated balance sheet of First Look Studios, Inc. as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Look Studios, Inc., at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Los Angeles, California
June 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of First Look Studios, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of First Look Studios, Inc. (the "Company") and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses over the past three years ended December 31, 2004 and negative cash flows from operations for the year ended December 31, 2004, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewewaterhouseCoopers LLP
Los Angeles, California

April 8, 2005

FIRST LOOK STUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,
	2005	2004
	(in thousands except per share data)
ASSETS
Cash and cash equivalents	$7,517	$1,441
Accounts receivable, net of allowance of $3,465 and $2,245 , respectively	26,315	12,067
Film costs, net of accumulated amortization	32,333	18,347
Other assets	2,614	658

Total assets	$68,779	$32,513

LIABILITIES AND SHAREHOLDERS' DEFICIT
Accounts payable and accrued expenses	$9,660	$2,282
Payable to producers and participants	31,830	16,188
Notes payable (Note 5)	40,550	14,212
Deferred revenue	1,395	2,183

Total liabilities	83,435	34,865

Commitments and contingencies (Note 9)
Shareholders' deficit:
Preferred stock, $.001 par value, 10,000,000 shares authorized; 0 shares issued and
outstanding at December 31, 2005 and 2004	--	--
Common stock, $.001 par value, 100,000,000 and 50,000,000 shares authorized at December
31, 2005 and 2004 respectively; 25,159,880 and 14,584,573 shares issued at December 31,
2005 and 2004 respectively and 24,114,880 and 14,539,573 shares outstanding at December
31, 2005 and 2004 respectively	25	15
Additional paid-in capital	44,193	36,657
Accumulated deficit	(58,787)	(38,937)
Treasury stock at cost, 45,000 shares	(87)	(87)

Total shareholders' deficit	(14,656)	(2,352)

Total liabilities and shareholders' deficit	$68,779	$32,513

The accompanying notes are an integral part of these consolidated financial statements.

FIRST LOOK STUDIOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004	2003
	(in thousands except shares and per share amounts)

Revenues	$49,589	$29,331	$28,087

Expenses:
Film costs	45,683	16,871	17,679
Distribution and marketing	11,344	7,512	6,685
Selling, general and administrative	10,656	5,883	5,685

Total expenses	67,683	30,266	30,049

Loss from operations	(18,094)	(935)	(1,962)

Other income (expense):
Interest income	83	27	36
Interest expense	(2,157)	(993)	(1,187)
Other income	408	136	89

Total other expense	(1,666)	(830)	(1,062)

Loss before income taxes	(19,760)	(1,765)	(3,024)

Income tax provision	90	100	122

Net loss	$(19,850)	$(1,865)	$(3,146)

Basic and diluted loss per share	(1.07)	(0.13)	(0.22)

Weighted average number of common shares outstanding	18,600,595	14,539,573	14,539,573

The accompanying notes are an integral part of these consolidated financial statements.

FIRST LOOK STUDIOS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Cash flows from operating activities:
Net loss	$(19,850)	$(1,865)	$(3,146)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities
Amortization of debt discount and loan fees	41	--	--
Film costs	45,684	16,871	17,679
Additions to film costs	(22,755)	(11,626)	(3,578)
Payments to producers	(2,117)	(5,515)	(8,876)
Stock compensation	27	--
Loss on investment	--	--	246
Changes in operating assets and liabilities:
Accounts receivable, net	(3,310)	(2,652)	5,130
Other assets	335	296	512
Accounts payable and accrued expenses	6,702	821	(256)
Deferred revenue	(788)	1,119	(144)

Net cash provided by (used in) operating
Activities	3,969	(2,551)	7,567

Cash flows from investing activities:
Investment	--	--	2,000
Purchase of DEJ assets	(25,000)	--	--

Net cash (used in ) provided by investing
Activities	(25,000)	--	2,000

Cash flows from financing activities:
Net (pay down) borrowing under JP Morgan credit facility	(14,212)	2,712	(7,000)
Borrowing under convertible note payable	20,000	--
Borrowing (pay down) under convertible debenture and warrants	23,640	--	(2,000)
Debt issuance costs	(2,321)	--	--

Net cash provided by (used in) financing
Activities	27,107	2,712	(9,000)

Net increase in cash and cash equivalents	6,076	161	567
Cash and cash equivalents at beginning of year	1,441	1,280	713

Cash and cash equivalents at end of year	$7,517	$1,441	$1,280

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,872	$782	$889
Income taxes	$10	$10	$9
Foreign withholding taxes	$80	$90	$113
Non-cash items
Issuance of common stock and options for acquisition of
Capital Entertainment	$5,094	$--	$--
Common stock issued in connection with convertible debt	$510	$--	$--

The accompanying notes are an integral part of these consolidated financial statements

FIRST LOOK STUDIOS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	(in thousands)
	Common Stock
	Number	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity (Deficit)

Balance at December 31, 2002	14,584	$15	$36,657	$(33,926)	$(87)	$2,659
Net loss	--	--	--	(3,146)	--	(3,146)

Balance at December 31, 2003	14,584	15	36,657	(37,072)	(87)	(487)
Net loss	--	--	--	(1,865)	--	(1,865)
Balance at December 31, 2004	14,584	15	36,657	(38,937)	(87)	(2,352)

Issuance of Common Stock in connection
with the Capital Entertainment
acquisition	9,500	9	4,836	--	--	4,845
Issuance of common stock in connection
with convertible debt	1,000	1	509	--	--	510
Beneficial Conversion Feature on
convertible debt	--	--	1,908	--	--	1,908
Exercise of Stock Options	75	--	7	--	--	7
Exchange of Stock Options in
connection with the Capital
Entertainment acquisition	--	--	249	--	--	249
Stock Options issued to non-employees	--	--	27	--	--	27
Net loss	--	--	--	(19,850)	--	(19,850)

Balance at December 31, 2005	25,159	$25	$44,193	$(58,787)	$(87)	$(14,656)

The accompanying notes are an integral part of these consolidated financial statements

FIRST LOOK STUDIOS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS:

General

First Look Studios, Inc. ("Company") is principally involved in, a) the direct distribution of video rights in the domestic market under the name "First Look Home Entertainment", b) the acquisition and worldwide license or sale of distribution rights to independently produced motion pictures under the name "First Look International" and c) the distribution of motion pictures in the domestic theatrical market under the name "First Look Pictures."

As of December 31, 2004, the Company had cash and cash equivalents of $1,441,000 and the Company's credit facility with JPMorgan and the participating bank group expires in June 2005. However, the Company is currently negotiating with JPMorgan and the participating bank group to renew the current credit facility while pursing refinancing arrangements with other financial institutions. Also, the Company has had operating losses over the past three years ending December 31, 2004 totalling approximately $11.5 million and had negative cash flows from operations of approximately $2.6 million in 2004. Although the Company has reduced its operating loss from $1.9 million in 2003 to $0.9 million in 2004, its historical operating losses and negative cash flow from operating activities raises questions about its ability to continue as a going concern. The Company is continuing to review its business plan and is actively in discussion with various parties regarding potential strategic relationships, equity investment and revised business plans.

If the Company is not successful in generating sufficient future cash flow from operations in accordance with its current or revised business plan and obtaining or renewing its credit facility, raising additional capital through public or private financings, strategic relationships or other arrangements will be necessary. This additional funding, if needed, might not be available on acceptable terms, or at all. Failure to raise sufficient capital, if and when needed, could have a material adverse effect on the business, results of operations and financial condition of the Company, including the ability of the Company to continue to operate as a going concern.

The Company entered into an $80 million revolving credit facility with Merrill Lynch Commercial Finance Corp in June 2006 — see Note 12.

Corporate Transactions

Acquisition of Capital Entertainment, Inc. On July 29, 2005, the Company acquired 100% of the assets and assumed 100% of the liabilities of Capital Entertainment, Inc. ("Capital"), after which the Company changed its name from First Look Media, Inc. to First Look Studios, Inc. The total assets acquired were $14.3 million and total liabilities assumed were $9.2 million. Capital was principally owned by Henry Winterstern, who is now the Company's chief executive officer. Capital owned certain exploitation rights to content, including DVD exploitation rights to various television series such as rights to distribute a compilation of selected "best" and "worst" performances from seasons 1 through 4 of American Idol and rights to nine seasons of the hit television series, Baywatch. As part of this transaction, the Company paid approximately $5.1 million for the equity of Capital in the form of 9,500,000 shares of the Company's common stock and 499,693 options to purchase common stock of the Company at $0.01.

Concurrent with the acquisition of Capital, the Company entered into an agreement with PFLM LLC ("PFLM"), an entity owned and controlled by Prentice Capital Management, L.P., whereby PFLM purchased the loan agreement the Company had established with JPMorgan Chase Bank N.A. ("JPMorgan") in 2000, repaying JPMorgan the approximately $14.4 million then outstanding. Simultaneously the Company amended the loan agreement to provide for total borrowings of $20 million on a non-revolving basis and, in addition to repaying JPMorgan, the Company drew approximately $5.6 million to be used for working capital. The base interest rate under the PFLM loan is 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the following calendar year (however, interest for calendar year 2005 was pro-rated and due on the effective date of the amended facility). The amended PFLM loan is a term loan that is convertible at anytime by PFLM at a conversion price of $1.11 per share, absent earlier conversion, would mature on July 26, 2007, however, will convert into common stock upon the Company entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. When these conditions are satisfied, the $20 million loan principal will convert into 18,018,018 shares of the Company's common stock plus additional shares based on accrued and unpaid interest.

Acquisition of Assets of DEJ Productions, Inc. On November 10, 2005, the Company acquired DEJ Productions, Inc. ("DEJ"), a wholly owned subsidiary of Blockbuster, Inc. ("Blockbuster"). Although the Company purchased the stock of DEJ, the substance of this acquisition was the acquisition of assets, consisting primarily of a film library, representing distribution rights to 218 motion pictures, along with related accounts receivable and the Company's assumption of certain liabilities. Included in the film library were selected rights to such films as Crash, Monster and Matador. As a part of the arrangement, the Company assumed certain film related liabilities and hired selected DEJ personnel. The purchase price that the Company paid was $25 million. Total assets acquired included $15.9 million of accounts receivable and $17.5 million of film costs. The total liabilities assumed were $9.1 million. The total purchase price was allocated based on preliminary studies and valuations (which are expected to be completed in the second quarter of 2006) to the estimated fair value of assets acquired and liabilities assumed. In addition to acquiring DEJ, as a part of the transaction, the Company entered into a new three year revenue sharing agreement with Blockbuster, in which Company receives 29% of rental revenue income.

Funding for the DEJ acquisition came significantly from the issuance and sale of convertible debentures whereby PFLM, LLC and Highgate House Funds, Ltd. ("Highgate") invested $23.6 million into the Company in exchange for debentures with a five-year term. Significant aspects of the debentures include an obligation for the Company to pay interest every thirty days at an annual interest rate of 10% (with no principal amortization during the term) and the right of the investors to convert any or all of the face amount of the debenture into the Company's common stock at the lower of $1.11 per share or 95% of the lowest bid price for the thirty trading days immediately preceding the date of conversion. Conversion is allowed on the earlier of the effectiveness of a registration statement on Form S-1 or August 14, 2006 (nine months following the closing of the investment). As part of the funding for the DEJ transaction, the Company issued warrants to purchase an aggregate of 6 million shares of its common stock at an exercise price of $1.11 per share. The warrants are exercisable immediately at the option of the warrant holder and expire on November 9, 2010. The warrants were valued using a Black-Scholes model and the fair value was recorded as a liability. The value of the warrants was recorded as a discount to the debentures in the financial statements and will be accreted over the term of the debentures, using the effective interest method.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements of the Company include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenues

Revenue from the sale of video cassettes and digital video disks ("DVDs") in the retail market, net of an allowance for estimated returns, is recognized on the later of shipment to the customers or "street date" (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts and such receipts are determinable. The Company estimates reserves for video returns based on previous returns experience and the Company's estimated expected future returns related to current period sales on a title-by-title basis. Revenue from sales to international territories are recognized when the feature film is available to the distributor for exploitation and no conditions for delivery exist. Revenue from the sales or licensing of films and television programs is recognized upon meeting all recognition requirements of SOP 00-2, which are a. Persuasive evidence of a sale or licensing arrangement with a customer exists, b. The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery. c. The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale. d. The arrangement fee is fixed or determinable. e. Collection of the arrangement fee is reasonably assured.

Film Costs

The Company accounts for film costs in accordance with SOP 00-2. Film costs consist of direct production costs and capitalized production overhead, net of accumulated amortization, and is stated at the lower of unamortized costs or estimated fair value on an individual film basis. Capitalized costs are amortized using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. If estimates of total revenues and costs change or other changes in circumstances indicate that a motion picture has a fair value that is less than the unamortized cost, a loss would be recognized currently to the extent that the capitalized film costs exceed the film's fair value. The Company has recorded impairment losses of film costs amounting to $11,267,000, $318,000 and $330,000 for the years ended December 31, 2005, 2004 and 2003 respectively, as a result of downward adjustments of projected ultimate revenues. These amounts are included in film costs in the Consolidated Statements of Operations.

Home video and DVD inventory costs are charged to operations concurrent with home video and DVD revenue recognition.

Home video product inventory consists of videocassettes and DVDs and are stated at the lower of cost or market value (first-in, first-out method).

In accordance with SOP 00-2, all exploitation costs such as advertising and marketing costs for theatrical, video and television products as well as development costs for abandoned projects are expensed as incurred.

Advertising

The Company expenses the cost for advertising as incurred.  Advertising expenses were $2,959,000, $1,141,000, and $1,539,000 for the years ended December 31, 2005, 2004, and 2003, respectively, and are included in distribution and marketing expenses in the accompanying statement of operations.

Payables to Producers and Participants

The Company accounts for participations due to producers and others in accordance with SOP 00-2. Management's estimate of ultimate participations is accrued as an expense using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. During the year ending December 31, 2006, management expects to make payments of approximately $8,150,000 for producer and participant liabilities outstanding at December 31, 2005.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying value of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

Accounts Receivable

Accounts receivable represent customer obligations due under contractual obligations in the case of feature film licenses and 60 days after street date in the case of videocassette and DVD sales.  Accounts receivable are stated at the amount billed to the customers.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances.

The Company's estimate for the allowance for doubtful accounts related to accounts receivable receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (for example, bankruptcy). In these cases, the Company uses its judgment, based on the available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a reserve is established for all other customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (for example, the Company experiences higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the Company), estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The allowance for doubtful accounts at December 31, 2005 and 2004 was $3,465,000 and $2,245,000 respectively.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of assets, which range from 5 to 7 years using the straight line method. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the term of the lease.

Debt Issuance Cost

Debt issuance costs are capitalized and amortized over the life of the debt using the effective interest method.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment losses recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows.

Fair Value of Financial Instruments

The recorded value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and payable to producers approximate their fair value due to the relative short maturities of these instruments. The fair value of notes payable approximates the recorded value due to the stated interest rate on such instruments.

Income Taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". The standard requires, among other provisions, an asset and liability approach to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Accounting for Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," FASB Interpretation ("FIN") No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans an Interpretation of APB Opinions No. 15 and 25" and FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation" and complies with the disclosure requirement of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the grant price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The Company values the equity instrument at the date at which a commitment for the performance of the services is reached, and records the expense in the period in which the services are performed.

The weighted average estimated fair value of stock options granted during the year ended December 31, 2005 was $0.15 per share.

For disclosure purposes the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted: a dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 4.5% at November 14, 2005 and 4.04% at July 28, 2005 and expected life of five years.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended December 31, 2005, 2004, and 2003:

	December 31,
	2005	2004	2003
	(Amounts in thousands, except per share amounts)
Net loss available to common shareholders, as reported	$(19,850)	$(1,865)	$(3,146)

Add: stock-based compensation expense calculated using the
intrinsic value method	--	--	--

Less: stock-based compensation expense determined under the fair
value based method, net of income tax benefits	(393)	--	--

Pro forma net loss	$(20,243)	$(1,865)	$(3,146)

Loss per share:
As reported:
Basic	$(1.07)	$(0.13)	$(0.22)

Diluted	$(1.07)	$(0.13)	$(0.22)

Pro forma:
Basic	$(1.09)	$(0.13)	$(0.22)

Diluted	$(1.09)	$(0.13)	$(0.22)

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is calculated based on the weighted average common shares outstanding for the period. Diluted earnings per share includes the impact of the convertible senior subordinated notes, convertible promissory notes, share purchase warrants, Series A preferred shares and stock options, if dilutive.

	December 31,
	2005	2004	2003
	(Amounts in thousands, except per share amounts)
Basic and diluted loss per common share is calculated as follows:

Numerator:
Net loss available to common shareholders	$(19,850)	$(1,865)	$(3,146)
Denominator:
Weighted average common shares outstanding (basic)	18,600,595	14,539,573	14,539,573
Share purchase options	--	--	--
Share purchase warrants	--	--	--

Weighted average common shares outstanding (diluted)	18,600,595	14,539,573	14,539,573
Basic loss per common share	$(1.07)	$(0.13)	$(0.22)
Diluted loss per common share	$(1.07)	$(0.13)	$(0.22)

Options to purchase 8,799,000 common shares (2004 and 2003 – 729,500 common shares) at an average price of $1.08 (2004 and 2003 $3.21) were outstanding at December 31, 2005. Warrants to purchase 6,881,000 common shares (2004 and 2003 – 3,870,000 common shares) at an average exercise price of $1.41 (2004 and 2003 — $3.40) were outstanding at December 31, 2005. Convertible debt in the aggregate amount of $43,640,000, convertible into 39,315,315 shares of common stock was outstanding at December 31, 2005. There was no convertible debt outstanding during the years ended December 31, 2004 or 2003.

All of the options, warrants and convertible debt were anti-dilutive, and thus not converted in the diluted loss per share calculation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company places its cash with a financial institution and, at times, such amounts may be in excess of the FDIC insurance limits. Concentration of credit risk associated with accounts receivable is limited due to the large number of customers, as well as their dispersion across geographic areas. The Company performs credit evaluations of its customers and generally does not require collateral. As of December 31, 2005 and December 31, 2004, one customer had an outstanding balance of 13.3% and 23.3% of the Company's total accounts receivable respectively.

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 154. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle (including voluntary changes). Previously, changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company will adopt this pronouncement beginning in fiscal year 2006 and does not believe adoption of SFAS 154 will have a material effect on its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 123R. In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) revises SFAS No. 123 and eliminates the alternative to use the intrinsic method of accounting under APB No. 25. SFAS 123(R) requires all public companies accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments to account for these types of transactions using a fair-value-based method. The Company currently accounts for share-based payments to employees using the intrinsic value method as set forth in APB No. 25 "Accounting for Stock Issued to Employees." As such, the Company generally recognizes no compensation cost for employee stock options. SFAS No. 123(R) eliminates the alternative to use APB No. 25‘s intrinsic value method of accounting. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) available to common shareholders and basic and diluted income (loss) per share. SFAS No. 123(R) permits companies to adopt its requirements using either a modified prospective method or a modified retrospective method. The Company has determined it will utilize the modified prospective method. The provisions of SFAS No. 123(R) are effective for financial statements with the first interim or annual reporting period beginning after June 15, 2005. However, the SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS No. 123(R). As a result, the Company will not be required to apply SFAS No. 123(R) until the period beginning January 1, 2006.

FASB Interpretation No. 48. In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

NOTE 3 – EQUITY TRANSACTIONS:

June 2002 Securities Purchase Agreement with Seven Hills

In June 2002, the Company consummated a private placement with Seven Hills Pictures, LLC, in which the Company sold to Seven Hills, for an aggregate cash purchase price of $6,050,000, 2,630,434 shares of the Company's common stock and five-year warrants to purchase up to 881,137 shares of the Company's common stock at an exercise price of $3.40 per share (Note 7) which warrants are immediately exercisable and will expire on June 25, 2007. Seven Hills owned approximately 10.9% of the Company's outstanding voting securities as of December 31, 2005.

Additionally, in May 2002, the Company and Seven Hills formed a joint venture company that was to provide marketing and distribution funds for the theatrical release of motion pictures that the Company or Seven Hills would select on an alternating basis. In June 2002, Seven Hills funded the Company's $2,000,000 capital contribution to the joint venture company pursuant to a convertible promissory note issued by the Company. In return for funding of the joint venture, the Company issued warrants to Seven Hills to purchase up to 291,285 shares of the Company's common stock at an exercise price of $3.40 per share. At December 31, 2003, the convertible promissory note was paid off from the funds available in the joint venture company and, as a result, the warrants expired.

July 2005 Acquisition of Capital Entertainment

In July 2005, Capital Entertainment merged with First Look Media and the surviving company was renamed First Look Studios, Inc. A total of 9,500,000 shares of First Look Media stock were issued in exchange for the assets of Capital Entertainment. Additionally, one Capital Entertainment executive's options to purchase 12.37 shares of Capital Entertainment were exchanged for 499,693 options to purchase common stock of the Company. The options were fully vested and accounted for at fair value as part of the purchase price. The purchase price totalled $5,094,000 which was paid in common stock of the company in lieu of cash. The issuance of the 9,500,000 shares was valued at $0.51 per share which was the average trading price 5 days before and 5 days after the number of the Company's common shares to be exchanged for the assets of Capital Entertainment were agreed upon. The 499,693 options to purchase common stock of the Company were valued using a Black Scholes model with the following variables (risk free rate 4.38%, volatility 50%, expected life 5 years). The resulting fair value was $0.50 per share.

The Capital Entertainment acquisition was accounted for as a purchase, with the results of operations of Capital Entertainment consolidated from July 28, 2005. The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their fair values is as follows:

(Amounts in thousands)
Film costs	$14,330
Payable to producers and participants	(9,236)

Total	$5,094

The results of operations for Capital Entertainment prior to the acquisition were immaterial to the financial statements.

NOTE 4 — FILM COSTS:

Film costs consist of the following:

	December 31,
	2005	2004
	(in thousands)

Films in release net of accumulated amortization	$21,958	$16,246
Films not yet available for release:
In process	9,211	1,241
In development	1,164	860

	$32,333	$18,347

Based on the Company's estimates of projected gross revenues as of December, 31, 2005, the Company expects approximately 28% of completed films, net of accumulated amortization will be amortized during the one year period ending December 31, 2006.

Based on the Company's estimates of projected gross revenues as of December 31, 2005, approximately 82% of unamortized film costs applicable to films in release are expected to be amortized during the next three years.

No interest costs were capitalized to films during the three years ended December 31, 2005.

NOTE 5 — NOTES PAYABLE:

Notes payable consist of the following:

	December 31,
	2005	2004
	(in thousands)

Borrowing under JP Morgan credit facility	$--	$14,212
Convertible note - PFLM	20,000	--
Convertible debenture - PFLM / HH	23,640	--
Note discount	(3,090)	--

Total borrowings	$40,550	$14,212

In June 2000 the Company entered into a five-year $40 million revolving credit facility (the "JP Morgan Credit Facility") with JP Morgan Chase (formerly Chase Securities, Inc. and The Chase Manhattan Bank) and other commercial banks and financial institutions. Through subsequent amendments, the total amount of the facility was reduced to $14.5 million, and the amount the Company was allowed to borrow in relation to its library value was reduced from 50% (the "Advance Rate") of the library value to 17.5% for a maximum of $3,500,000. In addition, the Company could borrow against a letter of credit (included in the borrowing base) which was issued by a majority shareholder in favor of JPMorgan and the participating bank group in the amount of $3,500,000 (Note 8). Interest charged on the outstanding balance under the credit facility are LIBOR plus 2% to 2 ¼% through June 30, 2004, to 2 ½% through September 30, 2004, to 2 ¾% through December 31, 2004, to 3% through March 31, 2005 and, to 3 ¼% through June 30, 2005; and on the loans which are Prime rate indexed from 1% to 1 ¼% through June 30, 2004, to 1 ½% through September 30, 2004, to 1 ¾% through December 31, 2004, to 2% through March 31, 2005, and to 2 ¼% through June 30, 2005. The Company was also required to pay additional commitment fees on the total facility of ¼ of 1% on April 18, 2004, ¼ of 1% on July 1, 2004, and ½ of 1% on January 1, 2005. The Company also paid an annual management fee of $125,000. The JPMorgan facility restricted the creation or incurrence of indebtedness or the issuance of additional securities. The JPMorgan facility was collateralized by all tangible and intangible assets and future revenues of the Company.

In July 2005, the Company entered into an amendment to the JP Morgan Chase Loan Agreement with PFLM. JP Morgan assigned its interest in the credit facility to PFLM in exchange for PFLM satisfying the outstanding commitment owing to JPMorgan Chase under the facility. Pursuant to the terms of the amendment, the Company borrowed an aggregate of $20 million from PFLM. The base interest rate under the PFLM loan is 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the following calendar year (however, interest for calendar year 2005 was due on the effective date of the amended facility). The PFLM loan is a term loan that will mature on July 26, 2007. However, PFLM has the option to convert the outstanding balance of the loan at any time, on an all-or-nothing basis, into shares of the Company's common stock at a conversion price calculated at one share for every $1.11 of the outstanding balance of the loan. The amendment also calls for the debt to convert into common stock upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. The embedded conversion feature was analyzed under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The conversion feature did not meet the definition of a stand-alone derivative under SFAS 133, and therefore, was not bifurcated.

In November 2005, in connection with the Company's purchase of DEJ Productions, the Company borrowed $23,640,000 in the form of a convertible debenture. The funding was provided by PFLM and Highgate. The debenture bears interest at 10% per annum, payable monthly with no principal amortization. PFLM and Highgate may at their sole option, convert any or all of the face amount of the debenture upon the earlier of either the effectiveness of the Company's registration statement or August 17, 2006. Additionally, the Company issued 6,000,000 warrants to purchase common stock at an exercise price of $1.11. The warrants are exercisable immediately at the option of the warrant holder. The fair value of the warrants was determined using the Black-Scholes model with the following variables (risk free rate 4.16%, volatility 49%, expected life 5 years) or $0.11 per share. The conversion price of the debenture is calculated at the lower of: $1.11 per share or 95% of the lowest bid price for the thirty trading days immediately preceding the date of conversion. The note has been discounted by approximately $2,580,000, representing $672,000 for the fair value of the 6,000,000 warrants issued in connection with this note, and $1,908,000 for the beneficial conversion feature (BCF) imbedded. The note discount, including the BCF, will be accreted over the term of the note under the effective interest method. The embedded conversion feature was analyzed under SFAS 133. The conversion feature did not meet the definition of a stand-alone derivative under SFAS 133, and therefore, was not bifurcated.

At the time the $23,640,000 convertible debenture was issued, the Company granted registration rights to PFLM and Highgate pursuant to which, subject to certain terms and conditions, the Company agreed to file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock underlying the debenture and the related warrants with in 150 days from the closing date of the loan. If the registration statement is not declared effective with in a specified time frame, the Company must pay PFLM and Highgate liquidated damages of 1% per month up to the one-year anniversary of the closing date, and 2% per month thereafter. The conditions to the Company's obligation to file such registration statement have not yet been satisfied, and no such registration statement is currently pending. These registration rights are accounted for under SFAS 5, "Accounting for Contingencies." No expense has been recorded related to these registration rights as of December 31, 2005.

In addition to the above, the Company issued PFLM 1,000,000 shares of common stock for their assistance in arranging the November 2005 loan. The value of the 1,000,000 shares at the time of closing the loan was approximately $510,000 and has been recorded as debt issuance cost and is being amortized over the life of the loan on the effective interest method.

NOTE 6 — INCOME TAXES:

The Company income tax expense is comprised of the following:

	2005	2004	2003
Current Tax Expense

Foreign	80	90	113

Federal	--	--	--

State	10	10	9

Current Tax Expense	90	100	122

Deferred Tax Expense

Foreign	--	--	--

Federal	--	--	--

State	--	--	--

Deferred Tax Expense	--	--	--

Income Tax Expense	90	100	122

The Company's income tax expense differs from the federal statutory tax rate as follows:

	2005	2004	2003

Stautory federal tax rate	-34.00%	-34.00%	-34.00%
State taxes, net	-0.37%	1.50%	0.00%
Foreign taxes	0.40%	5.10%	3.74%
Valuation Allowance	33.77%	29.99%	32.76%
Other	0.66%	3.07%	1.53%

	0.46%	5.66%	4.03%

The Company's deferred tax assets and liabilities are comprised of the following:

	2005	2004

Deferred Tax Assets:
Net Operating Losses	24,157	14,859
Tax Credits	463	634
Reserves	1,295	839
Fixed Assets	18	10
Other	5	5

Total Deferred Tax Assets	25,938	16,347

Deferred Tax Liabilities:
Film Amortization	(4,164)	(1,246)

Total Deferred Tax Liabilities	(4,163)	(1,246)

Valuation Allowance	(21,774)	(15,101)
Net Deferred Tax Assets / (Liabilities)	--	--

The Management believe that it is more likely than not that the net deferred tax assets will not be realizable in the future. As such, the Management established a valuation allowance for all of the net deferred tax assets.

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards are not more likely than not to be realized at December 31, 2005.

The Company has federal and state net operating losses of $69,679,000 and $16,463,000, respectively, expiring from 2006 through 2025. The Company also has tax credits of $466,000 expiring from 2010 through 2015. The net operating losses can be carried forward to offset future taxable income, if any. Utilization of the carryforwards may be subject to utilization limitations which may inhibit the Company's ability to use carryforwards in the future. Under Section 382 of the Internal Revenue Code of 1986, as amended, certain significant changes in ownership that the company has currently undertaken have restricted the future utilization of these tax loss carryforwards.

NOTE 7 — SHAREHOLDERS' EQUITY:

Preferred Stock

10,000,000 shares of preferred stock, $.001 par value, were authorized at December 31, 2005 and 2004. No shares of preferred stock were issued or outstanding during 2005 and 2004.

Stock Option Plans

In October 1996, the Company's stockholders approved the 1996 Basic Stock Option and Stock Appreciation Rights Plan ("1996 Plan"), under which incentive and non-qualified stock options and stock appreciation rights may be granted to certain employees, directors, independent consultants and certain other persons who provide services to the Company to purchase up to a maximum of 550,000 shares of common stock. The 1996 Plan calls for annual grants to non-employee directors of 5,000 shares each at an exercise price equal to the fair market value of the common stock on the date of grant. These options are exercisable one year after the date of grant and expire on the earlier of ten years from the date of grant or three years from the date on which the director ceases to be a director of the Company.

In November 2000, the Company's stockholders approved the 2000 Performance Equity Plan ("2000 Plan"), under which a total of 1,000,000 shares of common stock were available for grant to the Company's key employees, directors and independent consultants. Awards consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2000 plan.

In 2000, as part of a refinancing and restructuring plan the Company granted fully vested stock options to purchase 500,000 shares of common stock at an exercise price of $3.40 per share. These options expired in June 2005.

In July 2005, the Company's stockholders approved the 2005 Performance Equity Plan ("2005 Plan"), under which a total of 4,640,000 shares of common stock were available for grant to the Company's key employees, directors and independent consultants. Awards consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2005 plan.

In July 2005, in connection with the acquisition of Capital Entertainment, the options of one Capital Entertainment executive to purchase 12.37 shares of Capital Entertainment, Inc. at an exercise price of $0.01 were exchanged for options to purchase 499,693 shares of the Company's common stock at an exercise price of $0.01.

In July 2005, the Company granted a total of 175,000 options to purchase the Company's common stock to two non-employee consultants in exchange for services rendered by the non-employee consultants. The options were immediately vested at an exercise price of $1.11 per share. The Company recorded compensation expense in the amount of $27,000 in the 2005 Consolidated Statements of Operations. The fair value of the options was determined using a Black Scholes model with the following variables (risk free rate 4.38%, volatility 50%, expected life 5 years). All 175,000 options issued to the non-employee consultants were exercisable and outstanding at December 31, 2005.

The Board of Directors is responsible for administration of the 2000 Plan. The Board determines the term of each award, including the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options granted pursuant to the Plan cannot be granted with an exercise price of less than 100% of the fair market value on the date of grant (110% if the award is issued to a 10% or more shareholders). The term of the options granted under the Plan cannot be greater than 10 years; 5 years for certain optionees who have a specified ownership interest in the Company or one if its subsidiaries. Options granted under the Plan are exercisable at times and increments as specified by the Board of Directors.

An aggregate of 1,550,000 shares of common stock were reserved for grant under the 1996 Plans and the 2000 Plan, of which 815,000 shares were available for future grant at December 31, 2005.

The following table summarizes stock option transactions during the years ended December 31, 2005, 2004 and 2003:

	Number of Shares	Weighted Average Exercise Price Per Share

Balance at December 31, 2002	770,000	$3.18
Expired during 2003	(40,000)	2.60

Balance at December 31, 2003	730,000	$3.21
No activity during 2004	--	--

Balance at December 31, 2004	730,000	$3.21
Issued	8,240,000	1.08
Exchange of Capital Options to
First Look Options	500,000	0.01
Exercised	(75,000)	0.10
Expired	(595,000)	2.89

Outstanding at December 31, 2005	8,800,000	$1.08

Exercisable at December 31, 2005	3,900,000	$0.97

The following summarizes prices and terms of options outstanding at December 31, 2005:

	Stock Options Outstanding
Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life in Years	Number Exercisable at December 31, 2005
$0.01	500,000	9.33	500,000
$0.10	675,000	2.79	675,000
$1.11	5,900,000	9.67	1,750,000
$1.51	1,500,000	9.83	750,000
$1.75	10,000	2.21	10,000
$1.88	10,000	2.21	10,000
$2.25	10,000	2.21	10,000
$2.38	20,000	3.13	20,000
$2.44	90,000	3.50	90,000
$3.40	75,000	3.40	75,000
$5.25	10,000	1.83	10,000

	8,800,000		3,900,000

Warrants

In June 2002, in accordance with the terms of the Securities Purchase Agreement with Seven Hills (Note 3), the Company issued to Seven Hills warrants to purchase up to 1,172,422 shares of common stock at an exercise price of $3.40 per share. Warrants to purchase 881,137 shares of common stock are immediately exercisable and will expire on June 25, 2007. Warrants to purchase 291,285 shares of common stock ("Note Warrants") were exercisable only upon conversion of a convertible promissory note, in proportion to the amount of the note converted if the note were not converted in whole, and would expire on June 25, 2007. At December 31, 2003, the promissory note was paid off and, as a result, the Note Warrants expired.

In November 2005, in accordance with the terms of the Convertible Debenture Agreement with PFLM and Highgate, (note 5), the Company issued to PFLM and Highgate warrants to purchase up to 6,000,000 shares of common stock at an exercise price of $1.11. All 6,000,000 warrants are immediately exercisable and will expire on November 10, 2010.

Due to the fact that the Company has entered into a convertible debt instrument on November 10, 2005 that is convertible into an indeterminate number of shares the Company's warrants are now classified as Liabilities and included in Accrual liabilities on the balance sheet.

In June 2000, in accordance with the terms of the Securities Purchase Agreement with Rosemary Street (see related party Note 8), the Company issued Rosemary Street warrants to purchase 2,313,810 shares of common stock. The Company also issued warrants to purchase 600,000 shares of common stock to individuals as compensation for services rendered in connection with closing of the Securities Purchase Agreement. The Company also issued warrants to purchase 75,000 shares of common stock to an individual in consideration of his consent to the assignment by Rosemary Street to the Company of his "first look" agreement. These warrants had an exercise price of $3.40 per share and expired in June 2005.

The following table summarizes warrant transactions during the years ended December 31, 2005, 2004 and 2003:

	Number of Warrants	Weighted Average Exercise Price Per Share
Balance at December 31, 2002	4,224,000	$3.42
Expired during 2003	(354,000)	3.68

Balance at December 31, 2003	3,870,000	$3.40
No activity during 2004	--	--

Balance at December 31, 2004	3,870,000	$3.40
Issued in 2005	6,000,000	1.11
Expired in 2005	(2,989,000)	3.40

Outstanding at December 31, 2005	6,881,000	$1.40

Exercisable at December 31, 2005	6,881,000	$1.40

The following summarizes prices and terms of warrants outstanding at December 31, 2005:

	Warrants Options Outstanding
Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life in Years	Number Exercisable at December 31, 2005
$1.11	6,000,000	4.92	6,000,000
$3.40	881,000	1.50	881,000

	6,881,000		6,881,000

NOTE 8 — RELATED PARTY TRANSACTIONS:

In May 2002, the Company and Seven Hills formed a joint venture company to provide marketing and distribution funds for the theatrical release of motion pictures. Reverge Anselmo, a director of the Company, is the sole member and manager of Seven Hills, and Patrick Costello, a director of the Company, is the chief financial officer of Seven Hills. In June 2002, Seven Hills funded the Company's $2,000,000 capital contribution to the joint venture company pursuant to a convertible promissory note issued by the Company (Note 3). Also in June 2002, the Company, Seven Hills and the joint venture company entered into a Film Marketing and Distribution Agreement, pursuant to which the joint venture company would market and distribute motion pictures that the Company or Seven Hills would select on an alternating basis. Under the agreement, the Company would receive a distribution fee equal to 10% of the Theatrical Gross Receipts (as defined in the agreement) derived from the U.S. theatrical distribution of each picture designated by Seven Hills that the joint venture company would distribute. During 2003, the joint venture did not market or distribute any movies and therefore no fees were earned or received by the Company. In addition, on December 31, 2003, the Company paid off the promissory note and simultaneously dissolved the joint venture company.

The Company's employment agreement with Mr. Robert Little, the Company's founder and former president, expired on June 19, 2003. On June 20, 2003, the Company and Mr. Little entered into a one-year consulting agreement whereas Mr. Little would provide consulting services with respect to acquisition, marketing and distribution of films as well as future business plans or other related matters. In accordance with the agreement starting in July 2003, Mr. Little was paid $33,333 per month for an aggregate amount of $400,000.

In April 2004, George Cooney, father of Christopher Cooney, one of the Company's directors, and also an owner of Rosemary Street, and a majority shareholder in the Company, issued a letter of credit on the Company's behalf in the amount of $3,500,000 in favor of JPMorgan and the participating bank group. This letter of credit remained outstanding through the payoff of the Credit Facility in July 2005. The Company agreed to pay Mr. Cooney an annual fee of $175,000, payable in monthly installment of $12,500. The letter of credit expired in July 2005. During the years ended December 31, 2005 and 2004, $87,500 and $100,000 was paid to Mr. Cooney, respectively.

In December 2004, Reverge Anselmo ("Anselmo"), a director and securityholder, made a $1,000,000 payment to a third party producer in partial payment of accrued amounts owing with respect to our acquisition of a particular film in exchange for our promise to repay such payment within six months along with interest at a rate of twenty percent for the period such payment was outstanding. The arrangement was evidenced by an agreement whereby we also designated a specific account receivable as assigned to Anselmo toward such repayment. The obligation is reflected in our payable to producer liability at December 31, 2004. Our obligation to Aneselmo was paid in two $500,000 installments on January 25, 2005 and March 25, 2005, with accrued interest of $32,500 which was recorded as interest expense in our statement of operations for the quarter ended March 31, 2005.

NOTE 9 — COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space and office equipment under various operating leases which expire between 2006 and 2009. Total rental expense under these leases for the years ended December 31, 2005, 2004 and 2003 amounted to $515,000, $512,000 and $521,000, respectively. Minimum annual payments under non-cancelable leases are as follows:

2006	$519,000
2007	213,000
2008	3,000
2009	3,000

$738,000

In 2005 the Company entered into an assumed unconditional purchase obligations for future delivery of films totaling $12,090,000. These unconditional purchase obligations require payments of $7,656,000, $1,675,000, $1,550,000, $800,000, $375,000 and 125,000 in 2006, 2007, 2008, 2009, 2010 and thereafter, respectively.

In 2005 the Company entered into and assumed employment contracts with certain executives which require payments of $2,423,000 and $1,414,000 in 2006 and 2007, respectively.

In 2005, the Company entered into marketing and distribution commitments on films which require payments of $1,638,000 during 2006. There are no marketing and distribution commitments which require payments beyond 2006.

Contingencies

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future results of the Company.

NOTE 10 – SEGMENT INFORMATION:

The Company operates in one reportable business segment in which it markets and distributes motion pictures in all media (theatrical, video/DVD, television) worldwide.

Summarized financial information concerning the Company's geographical revenues is shown in the following table (amounts represent revenues earned from sales to customers located in these geographical regions):

	Years Ended December 31,
	2005	2004	2003
	(in thousands)
United States	$39,201	$19,741	$16,115
Western Europe	6,222	4,906	5,341
Asia	975	1,357	2,067
Latin America	1,100	615	1,753
Australia	605	700	1,032
Eastern Europe	902	1,090	693
Other	584	922	1,086

	$49,589	$29,331	$28,087

The Company does not maintain any long-lived assets in any foreign territories.

During the year ended December 31, 2005, revenues from Anderson Merchandisers, Blockbuster Entertainment and Ingram Entertainment accounted for 19.0%, 14.5% and 10% of the Company's total revenues respectively. During the year ended December 31, 2004, revenues from Anderson Merchandisers accounted for 28.9% of the Company's total revenue. No single customer accounted for 10% or more of the Company's revenues for the year ended December 31, 2003.

NOTE 11 – 401(k) PLAN

The Company has a 401(k) plan, which covers substantially all employees. Each participant is permitted to make voluntary contributions not to exceed the lesser of 15% of his or her respective compensation or the applicable statutory limitation. The Company matches one-half of the first 4% contributed by the employee. Amounts contributed by each employee are immediately vested and amounts contributed by the Company vest over a five-year period at the rate of 20% per year. The Company's contributions to the plan were $61,000, $41,000 and $47,000 in 2005, 2004 and 2003, respectively. In January 2006, the Company modified its 401(K) plan to allow participants to make voluntary contributions not to exceed the lesser of 80% of his or her respective compensation or the applicable statutory limitation.

NOTE 12 – SUBSEQUENT EVENTS

On March 20, 2006, the Company acquired the assets of Ventura Distribution, Inc. ("Ventura") for approximately $15.5 million. The assets were primarily accounts receivable and inventory, but also a vendor managed inventory ("VMI") system, used to better maintain and manage inventory levels with certain mass merchants, including Best Buy. The values assigned to the assets acquired were as follows: cash of $1.0 million, accounts receivable of $9.4 million, inventory of $3.7 million, fixed assets of $300,000 and film rights of $8.8 million, net of related liabilities of $7.7 million. In addition to acquiring assets, the Company offered employment, on an at-will basis, to most Ventura employees for an interim transitional period. Certain executives, including Larry Hayes, Ventura's founder, were employed by the Company on a term basis and will work under the direction of the Company's chief executive officer and president.

Funding for the Ventura acquisition was provided by PFLM Funding, LLC, through a bridge loan in the gross amount of $17 million which resulted in net funding of $16.5 million. In connection with the bridge loan, the Company issued 4 million warrants to purchase the Company's common stock at $0.75 per share. The warrants are exercisable immediately at the option of the warrant holder. The trading price of the Company's common stock on the closing date of the loan was $0.90. The fair value of $0.49 per warrant was valued under a Black Scholes model, using a risk free rate of 4.38%, volatility of 50% and life of 5 years. The resulting discount of $1.9 million will be accreted over the life of the debt under the effective interest rate. This loan was repaid on June 16, 2006 with the proceeds from the senior secured credit facility noted below.

On June 15, 2006, the Company, through its wholly-owned subsidiary, First Look SPV LLC, as borrower, entered into an $80 million revolving credit facility with Merrill Lynch Commercial Finance Corp, as agent and lender. The proceeds under the Merrill facility will be used to provide financing for production, acquisition, distribution, and exploitation of feature length motion pictures, television programming, video product and rights and for working capital and general corporate purposes.

The credit agreement provides for borrowings up to three years from closing, repayable, in part or in whole, at any time and to be fully paid on June 15, 2011. The primary components of the borrowing base include the following: (a) a library credit (50% of the value of the Company's film library, based upon a third party valuation of future cash flows, which, under the terms of the credit agreement, is required to be updated every twelve months), (b) a contracts credit (80% of the value of such royalties, residuals, commissions and other receivables payable to the Company pursuant to binding agreement which are acceptable to Merrill Lynch) and (c) an ultimates credit (67% of the value of the Company's films' net receipts over their life based upon a valuation specified in the credit agreement).

The amounts borrowed under the Merrill facility bear interest at rates based on LIBOR plus 1.5%. Upon entering the Merrill facility, the Company paid a one-time fee of approximately $1.6 million as a cost of acquiring the Merrill facility. In addition to this initial fee, the Company pays a commitment fee on the daily average unused portion of the Merrill facility at an annual rate of 0.5%. The Merrill facility restricts the creation or incurrence of indebtedness or the issuance of additional securities. To secure the obligations under the Merrill facility, First Look SPV granted a security interest in all of its assets, and thus substantially all of the Company's media assets, to Merrill Lynch.

FIRST LOOK STUDIOS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2006 (Unaudited)	December 31, 2005
	(in thousands except per share data)
ASSETS:
Cash and cash equivalents	$3,686	$7,517
Accounts receivable, net of allowance for doubtful accounts of $20,029 and
$3,465 at March 31, 2006 and December 31, 2005, respectively	40,889	26,315
Film costs, net of accumulated amortization	44,813	32,333
Other assets	3,920	2,614

Total assets	$93,308	$68,779

LIABILITIES AND SHAREHOLDERS' DEFICIT:
Accounts payable and accrued expenses	$16,794	$9,660
Payable to producers and participants	41,507	31,830
Notes Payable	55,819	40,550
Deferred revenue	1,434	1,395

Total liabilities	115,554	83,435

Shareholders' deficit:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 shares
issued and outstanding at March 31, 2006 and December 31, 2005	--	--
Common stock, $.001 par value, 100,000,000 shares authorized; 25,174,880 and
25,159,880 shares issued at March 31, 2006 and December 31, 2005 respectively and 25,159,880 and 24,114,880 shares outstanding at March 31, 2006 and December
31, 2005	25	25
Additional paid in capital	44,329	44,193
Accumulated deficit	(66,513)	(58,787)
Treasury stock at cost, 45,000 shares	(87)	(87)

Total shareholders' deficit	(22,246)	(14,656)
Total liabilities and shareholders' deficit	$93,308	$68,779

The accompanying notes are an integral part of these consolidated financial statements.

FIRST LOOK STUDIOS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2006	2005
	(in thousands except per share data)

Revenues	$18,603	$10,639

Expenses:
Film costs	11,062	5,929
Distribution and marketing	3,299	1,751
General and administrative	5,461	2,258

Total expenses	19,822	9,938

Income (loss) from operations	(1,219)	701

Other income (expense):
Interest income	29	5
Interest expense	(6,532)	(394)
Other income	22	143

Net other expense	(6,481)	(246)

Income (loss) before income taxes	(7,700)	455

Income tax provision	26	28

Net income (loss)	$(7,726)	$427

Basic and diluted earnings (loss) per share	$(0.31)	$0.03

Weighted average number of common
shares outstanding	24,705,991	14,539,753

The accompanying notes are an integral part of these consolidated financial statements.

FIRST LOOK STUDIOS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2006	2005
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(7,726)	$427
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of debt discount	222	--
Increase in fair value of warrants	4,562	--
Stock option compensation expense	136	--
Amortization of film costs	11,062	5,929
Additions to film costs	(11,975)	(2,001)
Payments to producers and participants	(995)	(2,302)
Changes in operating assets and liabilities:
Accounts receivable	(4,044)	(1,597)
Other assets	(495)	122
Accounts payable and accrued expenses	4,488	344
Deferred revenue	39	(300)

Net cash provided by operating activities	(4,726)	622

Cash flows from investing activities:
Acquisition of Ventura Distribution Assets	(15,555)	--

Net cash used in investing activities	(15,555)	--

Cash flows from financing activities:
Borrowing under Bridge Loan	17,000

Bridge Loan issuance costs	(550)

Net (pay down) borrowings under credit facility	--	(295)

Net cash provided by (used) in financing activities	16,450	(295)

Net (decrease) increase in cash and cash equivalents	(3,831)	327
Cash and cash equivalents at beginning of period	7,517	1,441

Cash and cash equivalents at end of period	$3,686	$1,768

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$740	$260

Income taxes	$10	$10

Foreign withholding taxes	$16	$19

The accompanying notes are an integral part of these consolidated financial statements.

FIRST LOOK STUDIOS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — DESCRIPTION OF BUSINESS:

General

The accompanying unaudited consolidated financial statements of FIRST LOOK STUDIOS, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these consolidated financial statements. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's audited financial statements for the year ended December 31, 2005.

Corporate Transactions

Acquisition of the assets of Ventura Distribution, Inc. On March 20, 2006, the Company acquired the assets of Ventura Distribution, Inc. ("Ventura") for approximately $15.5 million. The assets were primarily accounts receivable and inventory, but also a vendor managed inventory ("VMI") system, used to better maintain and manage inventory levels with certain mass merchants, including Best Buy. The values assigned to the assets acquired were as follows: cash of $1.0 million, accounts receivable of $9.4 million, inventory of $3.7 million, fixed assets of $300,000 and film rights of $8.8 million, net of related liabilities of $7.7 million. The purchase price of $15.5 million was allocated to the assets acquired based on their fair values which approximated their book values. In addition to acquiring assets, the Company offered employment, on an at-will basis, to most Ventura employees for an interim transitional period. Certain executives, including Larry Hayes, Ventura's founder, were employed by the Company on a term basis and will work under the direction of its chief executive officer and president.

Funding for the Ventura asset acquisition was provided by PFLM, through a bridge loan in the gross amount of $17 million which resulted in net funding of $16.5 million. In connection with the bridge loan, the Company issued 4 million warrants to purchase the Company's common stock at $0.75 per share. The warrants are exercisable immediately at the option of the warrant holder. The warrants were valued using a Black Scholes model with the following variables (risk free rate 4.38%, volatility 50% and expected life of 5 years). The bridge loan was discounted by the resulting fair value of the warrants of $1.9 million. The discount will be accreted over the life of the bridge loan under the effective interest method.

NOTE 2 – ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) revises SFAS No. 123 and eliminates the alternative to use the intrinsic method of accounting under APB No. 25. SFAS 123(R) requires all public companies accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments to account for these types of transactions using a fair-value-based method. The effects of SFAS 123(R) are included in the consolidated statement of operations.

           In October 1996, the Company’s stockholders approved the 1996 Basic Stock Option and Stock Appreciation Rights Plan (“1996 Plan”), under which incentive and non-qualified stock options and stock appreciation rights may be granted to certain employees, directors, independent consultants and certain other persons who provide services to the Company to purchase up to a maximum of 550,000 shares of common stock. The 1996 Plan calls for annual grants to non-employee directors of 5,000 shares at an exercise price equal to the fair market value of the common stock on the date of grant. These options are exercisable one year after the date of grant and expire on the earlier of ten years from the date of grant or three years from the date on which the director ceases to be a director of the Company.

           In November 2000, the Company’s stockholders approved the 2000 Performance Equity Plan (“2000 Plan”), under which a total of 1,000,000 shares of common stock were available for grant to the Company’s key employees, directors and independent consultants. Awards consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2000 plan. The vesting of these options may vary, but typically vest on a step-up basis over a two year period. Share based compensation is recognized on a straight-line basis over the requisite service period.

           In July 2005, the Company’s stockholders approved the 2005 Performance Equity Plan (“2005 Plan”), under which a total of 4,640,000 shares of common stock were available for grant to the Company’s key employees, directors and independent consultants. Awards consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2005 plan. The vesting of these options may vary, but typically vest on a step-up basis over a three year period. Share based compensation is recognized on a straight-line basis over the requisite service period.

           In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (FAS 123R), “Share-Based Payment,” which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. The accounting provisions of FAS 123R because effective for the Company beginning on January 1, 2006.

           Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award and is recognized as expense over the employee’s requisite service period. The company adopted the provisions of FAS 123R using a modified prospective application. The valuation provisions of FAS 123R apply to new awards and to unvested awards that are outstanding on the effective date and any awards subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123).

           The Company uses the Black-Scholes method of valuation for share-based option awards. In valuing the stock options, the Black-Scholes model incorporates assumptions about stock volatility, expected term of stock options, and risk free interest rate. The valuation is reduced by an estimate of stock option forfeitures, estimated based on historical experience.

           Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S Treasury yield curve in effect at the time of grant.

2006
Expected volatility	50%
Expected dividends	0%
Expected term (in years)	5-10
Risk-free rate	4.1%-4.5%

           The Company issued 1,750,000 options during the three months ended March 31, 2006. The amount of share-based compensation expense recognized in the three months ended March 31, 2006 is based on options issued prior to January 1, 2006 and stock options issued during the three months ended March 31, 2006, and ultimately expected to vest, and it has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

           Total share-based compensation expense recognized for the three months ended March 31, 2006 was $136,000. Stock option activity for the three months ended March 31, 2006 is summarized as follows:

	Plan Stock Options
	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	8,800,000	$1.08
Granted	1,750,000	$0.48
Exercised	15,000	$0.10

Forfeited	--	--

Outstanding, March 31, 2006	10,535,000	$0.98

The following characteristics apply to the Company’s stock option plans that are fully vested as of March 31, 2006:

Number of options outstanding	10,535,000
Weighted-average exercise price	$0.98
Aggregate intrinsic value	$3,990,000
Weighted-average contractual term of options outstanding	9.91 years
Number of options currently exercisable	3,885,000

Aggregate intrinsic value of options currently exercisable	$3,783,000
Weighted-average contractual term of currently exercisable	5.97 years

There were no stock-options granted during the three months ended March 31, 2005.

The weighted average estimated fair value of stock options granted during the quarter ended March 31, 2006 was $0.56 per share.

NOTE 3 – NEW ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting i interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

NOTE 4 — FILM COSTS:

Film costs consist of the following:

	March 31,	December 31,
	2006	2005
	(in thousands)
	(unaudited)

Films in release net of accumulated amortization	$28,989	$21,958
Films not yet available for release:
In process	11,572	9,211
In development	--	1,164
DVD Inventory	4,252	--

	$44,813	$32,333

DVD inventory consists primarily of finished DVD product for sale and is stated at the lower of cost or market. Film costs consist of capitalized costs to acquire and produce motion pictures for distribution in the international and domestic markets.

No interest costs were capitalized to films during the quarters ended March 31, 2006 and 2005.

NOTE 5 — NOTES PAYABLE:

Notes payable consist of the following:

	March 31,	December 31,
	2006	2005
	(unaudited)	(in thousands)

Bridge Loan - PFLM	17,000	--
Convertible note - PFLM	20,000	20,000
Convertible debenture - PFLM / HH	23,640	23,640
Note discount	(4,821)	(3,090)

Total borrowings	$55,819	$40,550

In June 2000 the Company entered into a five-year $40 million revolving credit facility (the "JP Morgan Credit Facility") with JP Morgan Chase (formerly Chase Securities, Inc. and The Chase Manhattan Bank) and other commercial banks and financial institutions. Through subsequent amendments, the total amount of the facility was reduced to $14.5 million, and the amount the Company was allowed to borrow in relation to its library value was reduced from 50% (the "Advance Rate") of the library value to 17.5% for a maximum of $3,500,000.

In July 2005, the Company entered into an Amendment to the JP Morgan Chase Loan Agreement with PFLM. JP Morgan assigned its interest in the credit facility to PFLM in exchange for PFLM satisfying the outstanding commitment owing to JPMorgan Chase under the facility. Pursuant to the terms of the Amendment, the Company borrowed an aggregate of $20 million from PFLM. The base interest rate under the PFLM loan is 5% per annum, compounded annually, with all interest for any calendar year becoming due on the first day of the following calendar year (however, interest for calendar year 2005 was due on the effective date of the amended facility). The PFLM loan is a term loan that will mature on July 26, 2007. However, PFLM has the option to convert the outstanding balance of the loan at any time, on an all-or-nothing basis, into shares of the Company's common stock at a conversion price calculated at one share for every $1.11 of the outstanding balance of the loan. The amendment also calls for the debt to convert into common stock upon us entering into a senior secured credit facility and obtaining an audit opinion without a "going concern" emphasis paragraph. In July 2006 the Company met these criteria and the $20 million loan and accrued interest of $1,457,397 was converted into 18,018,018 shares and 1,312,971 shares, respectively, of the Company's common stock. The embedded conversion feature was analyzed under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The conversion feature did not meet the definition of a stand-alone derivative under SFAS 133, and therefore, was not bifurcated.

In November 2005, in connection with the Company's purchase of DEJ Productions, the Company borrowed $23,640,000 in the form of a convertible debenture. The funding was provided by PFLM and Highgate. The debenture bears interest at 10% per annum, payable monthly with no principal amortization. PFLM and Highgate may at their sole option, convert any or all of the face amount of the debenture upon the earlier of either the effectiveness of the Company's registration statement or August 14, 2006. Additionally, the Company issued 6,000,000 warrants to purchase common stock at an exercise price of $1.11. The warrants are exercisable immediately at the option of the warrant holder. The fair value of the warrants was determined using the Black-Scholes model with the following variables (risk free rate 4.16%, volatility 49%, expected life 5 years) or $0.11 per share. The conversion price of the debenture is calculated at the lower of: $1.11 per share or 95% of the lowest bid price for the thirty trading days immediately preceding the date of conversion. The note has been discounted by approximately $2,580,000, representing $672,000 for the fair value of the 6,000,000 warrants issued in connection with this note, and $1,908,000 for the beneficial conversion feature (BCF) imbedded. The note discount, including the BCF, will be accreted over the term of the note under the effective interest method. The embedded conversion feature was analyzed under SFAS 133. The conversion feature did not meet the definition of a stand-alone derivative under SFAS 133, and therefore, was not bifurcated.

At the time the $23,640,000 convertible debenture was issued, the Company granted registration rights to PFLM and Highgate pursuant to which, subject to certain terms and conditions, the Company agreed to file a registration statement to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock underlying the debenture and the related warrants with in 150 days from the closing date of the loan. If the registration statement is not declared effective with in a specified time frame, the Company must pay PFLM and Highgate liquidated damages of 1% per month up to the one-year anniversary of the closing date, and 2% per month thereafter. The conditions to the Company's obligation to file such registration statement have not yet been satisfied, and no such registration statement is currently pending. These registration rights are accounted for under SFAS 5, "Accounting for Contingencies." No expense has been recorded related to these registration rights as of December 31, 2005.

In addition, to the above the Company issued PFLM 1,000,000 shares of common stock for their assistance in arranging the November 2005 loan. The value of the 1,000,000 shares at the time of closing the loan was approximately $510,000 and has been recorded as debt issuance cost and is being amortized over the life of the loan on the effective interest method.

On March 20, 2006, the funding for the Ventura asset acquisition was provided by PFLM, through a bridge loan in the gross amount of $17 million which resulted in net funding of $16.5 million. In connection with the bridge loan, the Company issued 4 million warrants to purchase the Company's common stock at $0.75 per share. The warrants are exercisable immediately at the option of the warrant holder. The warrants were valued using a Black Scholes model with the following variables (risk free rate 4.38%, volatility 50% and expected life of 5 years). The bridge loan was discounted by the resulting fair value of the warrants of $1.9 million. The discount will be accreted over the life of the bridge loan under the effective interest method.

As indicated above, the 10,000,000 warrants issued have been classified as a liability. This liability is marked to market each quarter. This mark to market adjustment resulted in $4,562,000 of additional interest expense for the three months ended March 31, 2006.

NOTE 6 – EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is calculated based on the weighted average common shares outstanding for the period. Diluted earnings per share includes the impact of the convertible senior subordinated notes, convertible promissory notes, share purchase warrants, Series A preferred shares and stock options, if dilutive.

	March 31, 2006	March 31, 2005
	(Amounts in thousands, except per share amounts)
Basic and diluted loss per common share is calculated as follows:

Numerator:
Net loss available to common shareholders	$(7,726)	$427
Denominator:
Weighted average common shares outstanding (basic)	24,705,991	14,539,573
Weighted average common shares outstanding (diluted)	24,705,991	15,332,891
Basic loss per common share	$(0.31)	$0.03
Diluted loss per common share	$(0.31)	$0.03

Options to purchase 10,534,000 common shares at an average price of $0.98 were outstanding at March 31, 2006. Warrants to purchase 10,881,000 common shares at an average exercise price of $1.16 (2004 and 2003 — $3.40) were outstanding at March 31, 2006. Convertible debt in the aggregate amount of $43,640,000, convertible into 39,315,315 shares of common stock was outstanding at March 31, 2006. All of the options, warrants or convertible debit were anti-dilutive, and thus not converted in the diluted loss per share calculation for the quarter ended March 31, 2006.

At March 31, 2005 options to purchase 840,000 common shares at an exercise price of $0.10 were assumed converted, which resulted in net shares issued, using treasury stock method, of 793,318. The average price of the Company's stock during the quarter ended March 31, 2005 was $0.56. Options to purchase 234,500 shares at an average exercise price of $2.80 and warrants to purchase 881,137 at an exercise price of $3.40 were anti-dilutive, thus not converted in the diluted loss per share calculation.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In connection with the Company's purchase of the assets of Ventura Distribution, Inc. the Company assumed certain operating leases for office space and office equipment. The minimum payments required under these leases as of March 31, 2006 are $991,000, $379,000, $191,000 and $61,000 in 2006, 2007, 20087 and 2009 respectively,

During the three months ended March 31, 2006, the Company entered into unconditional purchase obligations for future delivery of films totally $850,000 which the Company expects to pay in 2006.

During the three months ended March 31, 2006, the Company entered into employment contracts with certain executives which require payments of $1,951,000, $1,052,000 and $125,000 in 2006, 2007 and 2008 respectively.

The Company did not enter into any distribution and marketing commitments during the three months ended March 31, 2006.

NOTE 8 – SEGEMENT INFORMATION

The Company operates in one reportable business segment in which it markets and distributes motion pictures in all media (theatrical, video/DVD, television) worldwide. The Company has historically disclosed summarized financial information for the geographic areas of operations as if they were segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

           Such summarized financial information concerning the Company's geographical revenues is shown in the following table (amounts represent revenues earned from sales to customers located in these geographical regions):

	Quarter Ended March 31,
	2006	2005
United States	$17,223	$7,226
Western Europe	247	1,812
Asia	134	576
Latin America	22	316
Australia	249	338
Eastern Europe	539	268
Other	189	103

	$18,603	$10,639

The Company does not maintain any long-lived assets in any foreign territories.

NOTE 9 – SUBSEQUENT EVENTS

Acquisition Agreement with Dual Films Productions, Inc. Henry Winterstern, the Company's chief executive officer, is the sole shareholder of Dual Films Productions, Inc. In 2005, Dual Films produced a film entitled Wassup Rockers. Pursuant to an Acquisition Agreement dated as of June 1, 2006, the Company agreed to distribute Wassup Rockers in the United States and Canada. The term of the agreement expires upon the fifteenth anniversary of the date the Company initially releases the film. As consideration for the Company's services under the Acquisition Agreement, the Company is entitled to receive 20% distribution fee on the film's gross receipts while simultaneously Dual Films receive a 20% "gross corridor" on the film's gross receipts. The remaining balance of gross receipts are retained by the Company and applied toward repayment of all third-party costs and expenses incurred relating to the Company's acquisition, distribution and exploitation of the film, the balance of the gross receipts are to be split equally between Dual Films and the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

           The following table sets forth the expenses payable by First Look Studios, Inc. in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

SEC Registration Fee	$9,508.73
Blue Sky Fees and Expenses	$*
Printing and Engraving Costs	$*
Legal Fees and Expenses	$*
Accounting Fees and Expenses	$*
Miscellaneous	$*

Total	$*

____________________

*To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

           Our restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by law.

           Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrants' bylaws provide for indemnification by the Registrants of their directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

           Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange (SEC) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

           Unregistered securities were issued in 2006 as follows:

Sales Date(s)	No. of Shares	Net Proceeds	Class of Person	Exemption	Additional Information

08/03/06	35,000	Employment Agreement	Employee	Section 4(2)	Grant of an option for 35,000 authorized, but unissued shares of common stock with exercise price of $1.11 per share.

07/07/06	19,330,988	$21,457,397	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Issuance of common stock upon conversion of promissory note in the principal amount of $20 million plus $1,457,397 accrued interest.

6/20/06	765,000	N/A	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Warrant to purchase 765,000 shares of common stock at an exercise price of $1.11 per share which expire on June 20, 2011.

03/20/06	N/A	$17,000,000	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Bridge loan payable on or before March 19, 2007.

03/20/06	4,000,000	N/A	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Warrant to purchase 4,000,000 shares of common stock at an exercise price of $0.75 per share which expire on March 30, 2011.

3/20/06	1,000,000	Employee Stock Option Agreement	Employee	Section 4(2)	Grant of an option for 1,000,000 authorized, but unissued shares of common stock with exercise price of $0.01 per share.

01/01/06	750,000	Employee Stock Option Agreement	Employee	Section 4(2)	Grant of an option for 750,000 authorized, but unissued shares of common stock with exercise price of $1.11 per share.

           Unregistered securities were issued in 2005 as follows:

Sales Date(s)	No. of Shares	Net Proceeds	Class of Person	Exemption	Additional Information

12/05/05	500,000	Employee Stock Option Agreement	Employee	Section 4(2)	Grant of an option for 500,000 authorized, but unissued shares of common stock with exercise price of $1.11 per share under 2005 Performance Equity Plan.

11/14/05	1,500,000	Employee Stock Option Agreement	Employee	Section 4(2)	Grant of an option for 1,500,000 authorized, but unissued shares of common stock with exercise price of $1.11 per share.

11/14/05	1,500,000	Employee Stock Option Agreement	Employee	Section 4(2)	Grant of an option for 1,500,000 authorized but unissued shares of common stock with exercise price of $1.51 per share.

11/10/05	N/A	Convertible Promissory Note	Accredited Investor	Section 4(2) and Rule 506 of Reg D	10% Secured Convertible Debenture issued in the aggregate principal amount of $23.64 million at a conversion rate of $1.11 per share.

11/10/05	600,000	N/A	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Warrant to purchase 600,000 shares of common stock at an exercise price of $1.11 per share which expire on November 9, 2011.

11/10/05	5,400,000	N/A	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Warrant to purchase 5,400,000 shares of common stock at an exercise price of $1.11 per share which expire on November 9, 2011.

11/10/05	1,000,000	N/A	Accredited Investor	Section 4(2) and Rule 506 of Reg. D	Issuance of 1,000,000 shares of common stock in lieu of payment of fees in connection with providing financing for the acquisition of assets of DEJ Productions, Inc.

07/29/05	9,250,449	Acquisition of Capital Entertainment, Inc.	Accredited Investor	Section 4(2) and Rule 506 of Reg D	Issuance of 9,250,449 shares of common stock.

07/29/05	249,858	Acquisition of Capital Entertainment, Inc.	Accredited Investor	Section 4(2) and Rule 506 of Reg D	Issuance of 249,858 shares of common stock.

07/28/05	3,900,000	Employee Stock Option Agreements	Employees/ Consultants	Section 4(2)	Grant of options for 3,900,000 authorized, but unissued shares of common stock with exercise price of $1.11 per share under 2005 Performance Equity Plan.

04/08/05	499,963	Employee Stock Option Agreements	Employees	Section 4(2)	Grant of options for 499,963 authorized, but unissued shares of common stock with exercise price of $0.01 per share.

           The registrant did not issue any unregistered securities in 2004.

Item 16. Exhibits and Financial Statements Schedules.

           (a)     Exhibits

           The exhibits to the Registration Statement are listed in the Exhibit Index which precedes the exhibits to this Registration Statement and is hereby incorporated herein by reference.

           (b)     Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Look Studios, Inc.
Hollywood, California

The audit referred to in our report to First Look Studios, Inc., dated June 15, 2006, which is contained in the Prospectus constituting part of this Registration Statement on Form S-1, included the audit of the schedule listed under Item 16(b) for the year ended December 31, 2005. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based upon our audit.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Los Angeles, California
Date June 15, 2006

Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule

To the Board of Directors
of First Look Studios, Inc.

Our audits of the consolidated financial statements referred to in our report dated April 8, 2005 appearing in this Registration Statement on Form S-1 of First Look Studios, Inc. also included an audit of the financial statement schedule for the years ended December 31, 2004 and 2003 listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for the years ended December 31, 2004 and 2003 when read in conjunction with the related consolidated financial statements.

Our report on the consolidated financial statements for the years ended December 31, 2004 and 2003 included an explanatory paragraph relating to the Company's ability to continue as a going concern.

/s/ PricewaterhouseCoopers LLP
[City, State]
April 8, 2005

FIRST LOOK STUDIOS, INC.
SCHDULE II — VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Allowance for Reserves and Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
	(in thousands)
Year ended December 31, 2003	$2,401	$2,632	$(3,474)	$1,559
Year ended December 31, 2004	$1,559	$3,351	$(2,665)	$2,245
Year ended December 31, 2005	$2,245	$9,177	$(7,957)	$3,465

Deferred Tax Valuation	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year

Year ended December 31, 2003	$13,581	$997	$--	$14,578
Year ended December 31, 2004	$14,578	$523	$--	$15,101
Year ended December 31, 2005	$15,101	$6,673	$--	$21,774

           All other schedules are omitted because the information required to be set forth therein is not applicable or is contained in the Financial Statements or Notes.

Item 17. Undertakings.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           The undersigned registrant hereby undertakes:

           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)     to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (iii)     to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

SIGNATURES

           Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California on the 11th day of August 2006.

FIRST LOOK STUDIOS, INC. By: /s/ Henry Winterstern Name: Henry Winterstern Title: Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

           Know all men by these presents, that the undersigned directors and officers of First Look Studios, Inc., a Delaware corporation, which is filing a registration statement on Form S-1 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint William F. Lischak and Richard Shore, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b)under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933 has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Christopher J. Cooney Christopher J. Cooney	Director, President of Branded Entertainment	August 11, 2006

/s/ Mitchell P. Goldstein Mitchell P. Goldstein	Director	August 11, 2006

/s/ William F. Lischak William F. Lischak	Director, President, Chief Operating Officer and Chief Financial Officer	August 11, 2006

/s/ Charles Phillips Charles Phillips	Director	August 11, 2006

/s/ Henry Winterstern Henry Winterstern	Director and Chief Executive Officer	August 11, 2006

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

3.1(a)	Restated Certificate of Incorporation of Entertainment/Media Acquisition Corporation dated October 31, 1996.
3.1(b)	Certificate of Amendment of Restated Certificate of Incorporation of Registrant dated November 15, 2000.
3.1(c)	Certificate of Amendment of Restated Certificate of Incorporation of Registrant dated July 28, 2005.
3.1(d)	Certificate of Amendment of Restated Certificate of Incorporation of Registrant dated September 28, 2005.
3.1(e)	Certificate of Amendment of Restated Certificate of Incorporation of Registrant dated December 1, 2005.
3.2	Certificate of Designations for Series A Preferred Stock dated June 20, 2000.
3.3	Bylaws, as amended on June 20, 2000.
3.4	Operating Guidelines of Registrant.
4.1	Form of Common Stock certificate.
4.2	Intentionally omitted.
4.3	Warrant, dated June 25, 2002, to purchase 881,137 shares of Registrant's common stock issued to Seven Hills Pictures, LLC.
4.4	Warrant, dated June 25, 2002, to purchase 291,285 shares of Registrant's common stock issued to Seven Hills Pictures, LLC.
4.5	Warrant, dated November 10, 2005, to purchase 5,400,000 shares of Registrant's common stock issued to PFLM, LLC.
4.6	Amended and Restated Warrant, dated March 20, 2006, to purchase 4,000,000 shares of Registrant's common stock issued to PFLM, LLC.
4.7	Secured Convertible Promissory Note from Registrant to Seven Hills Pictures, LLC, dated June 25, 2002, due June 25, 2008.
4.8	Secured Convertible Debenture from Registrant to PFLM, LLC, dated November 10, 2005, due November 10, 2010.
4.9	Secured Convertible Debenture from Registrant to Highgate House Funds, Ltd., dated November 10, 2005, due November 10, 2010.
5	Opinion of Stroock & Stroock & Lavan LLP regarding legality.*
10.1	1996 Basic Stock Option and Stock Appreciation Rights Plan.
10.2	2000 Performance Equity Plan.
10.3	2005 Performance Equity Plan.
10.4	Investor Rights Agreement, dated July 29, 2005.
10.5	Investor Rights Agreement, dated June 25, 2002.
10.6	Investor Registration Rights Agreement, dated November 10, 2005.
10.7	Stockholders' Agreement, dated July 28, 2005, by and among Registrant, PFLM, LLC, Seven Hills Pictures, LLC, Rosemary Street Productions, LLC, Henry Winterstern, Christopher J. Cooney and William F. Lischak.
10.8	License Agreement between DEJ Productions, Inc. (as distributor) and Media 8 Entertainment and MDP Distribution, Inc. with respect to the acquisition of certain rights in and to Monster (picture), dated October 1, 2003.
10.9	Amendment to Monster License Agreement between DEJ Productions, Inc. (as distributor) and Media 8 Entertainment and MDP Distribution, Inc., dated October 1, 2003.
10.10	Stock Purchase Agreement, dated November 2005, by and among Blockbuster Inc., D.E.J. Productions Inc. and Registrant..
10.11	Acquisition & Distribution Agreement, dated October 14, 2005, between Ventura Distribution, Inc. and Skouras Films, Inc. terminating the June 1, 2004 Skoures Ventura Film Partners Agreement and allocating rights.
10.12	Asset Purchase Agreement, dated March 22, 2006, by and among Registrant, as Buyer, and Steven M. Spector, as the Assignee for the Benefit of the Creditors of Ventura Distribution, Inc. et al, as Seller, and Ventura Distribution, Inc. et al.
10.13	Letter Agreement of Indemnification, dated March 22, 2006, between Registrant and Mr. Hayes, as to Ventura Distribution, Inc. lease assumption.
10.14	Stock Pledge Agreement, dated March 20, 2006, between First Look Artists, Inc., as Pledgor, First Look Entertainment and PFLM, LLC, as Lender.
10.15	Guaranty by First Look Artists, Inc. in favor of PFLM, LLC, dated March 20, 2006.
10.16	Guaranty by First Look Entertainment in favor of PFLM, LLC, dated March 20, 2006.
10.17	Securities Purchase Agreement with PFLM, LLC and Highgate House Funds, Ltd., dated November 10, 2005.
10.18	Blockbuster Revenue Share Agreement, effective October 31, 2005.*
10.19	Blockbuster License Agreement, dated November 14, 2005.
10.20	Stock Assignment, dated March 14, 2006, by Registrant to First Look Artists, Inc. of 100% of the shares of Registrant.
10.21	Indemnity Agreement, dated October 31, 1996, between Registrant and Robert B. Little.
10.22	Indemnity Agreement, dated October 31, 1996, between Registrant and William F. Lischak.
10.23	Indemnity Agreement, dated October 31, 1996, between Registrant and Stephen K. Bannon.
10.24	Indemnity Agreement, dated October 31, 1996, between Registrant and Scot K. Vorse.
10.25	Indemnity Agreement, dated March 20, 2006, by and among Registrant and Steven M. Spector.
10.26	Lease Agreement, dated December 1, 1996, as amended.
10.27	Amendment, dated August 14, 1997 to Lease Agreement, dated December 1, 1996.
10.28	Agreement of Sublease between Scott Mednick & Associates, Inc. and Registrant, regarding 8000 Sunset Blvd., dated November 15, 2001, and underlying Shopping Center Lease.
10.29	Employment Agreement, dated July 28, 2005, between Registrant and William F. Lischak.
10.30	Amendment to Employment Agreement, dated March 20, 2006, between Registrant and William F. Lischak.
10.31	Employment Agreement, dated July 28, 2005, between Registrant and Christopher J. Cooney.
10.32	Amendment to Employment Agreement, dated March 20, 2006, between Registrant and Christopher J. Cooney.
10.33	Employment Agreement, dated July 28, 2005, between Registrant and Henry Winterstern.
10.34	Amendment to Employment Agreement, dated March 20, 2006, between Registrant and Henry Winterstern.
10.35	Amended and Restated Employment Agreement, dated December 21, 2004 between Capital Entertainment Enterprises, Inc. and Richard Shore.
10.36	Form of Credit, Security, Guaranty and Pledge Agreement, dated as of June 20, 2000, among Registrant, as borrower, the Guarantors named therein and the lenders named therein, with The Chase Manhattan Bank, as Administrative Agent, and The Chase Manhattan Bank, as Issuing Bank (without schedules and exhibits)(the "JPMorgan Facility").
10.37	Amendment No. 1, dated as of May 16, 2001 to the JPMorgan Facility.
10.38	Amendment No. 2, dated as of September 17, 2001, to the JPMorgan Facility.
10.39	Amendment No. 3, dated as of June 24, 2002, to the JPMorgan Facility.
10.40	Amendment No. 4, dated as of February 18, 2003, to the JPMorgan Facility.
10.41	Amendment No. 5, dated as of April 18, 2003, to the JPMorgan Facility.
10.42	Amendment No. 6, dated as of April 30, 2004, to the JPMorgan Facility.
10.43	Amendment to Loan Agreement, between Registrant and PFLM, LLC, effective July 26, 2005.
10.44	Loan Agreement, dated March 20, 2006, by and among First Look Entertainment, as Borrower, and Registrant, as Lender.
10.45	Bridge Loan Credit Agreement, dated March 20, 2006, between PFLM, LLC and Registrant.
10.46	Amendment to Bridge Loan Credit Agreement, dated March 20, 2006, between PFLM, LLC and Registrant.
10.47	Assignment Agreement, dated May 31, 2006, among Cornell Capital Partners, LP, Cornell Capital Partners Offshore, Ltd, Highgate House Funds, Ltd, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd, PFLM, LLC and First Look Studios, Inc.
10.48	Credit and Security Agreement, dated June 14, 2006, between First Look SPV LLC and Merrill Lynch Commercial Financing Corp., as agent.
10.49	Sale and Contribution Agreement, dated June 14, 2006, by and among First Look SPV LLC, as purchaser, and Registrant, as seller.
10.50	Sales Agency and Servicing Agreement, dated June 14, 2006, between First Look SPV LLC, as purchaser, and Registrant, as Sales and Servicing Agent.
10.51	Registrant's Note in favor of First Look SPV LLC, dated June 14, 2006.
10.52	Warrant Agreement and Warrant, dated June 20, 2006, to purchase 765,000 shares of Registrant's common stock issued to Merrill Lynch Mortgage Capital Inc.
10.53	Employment Agreement, dated June 26, 2006, between Registrant and Kenneth Lynch.
10.54	Lease, dated June 9, 2006, between Ventura Distribution, Inc. and the Miller Family Trust for premises located at 2590 Conejo Spectrum Street, Thousand Oaks, CA.
14	Code of Ethics.
16	Letter from PricewaterhouseCoopers LLP with respect to change in certifying accountant.
21	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP with respect to financial statements.
23.2	Consent of BDO Seidman, LLP with respect to financial statements.
24	Power of Attorney (included in this Part II of the registration statement).

           * To be filed by amendment.

           **Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.